UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-3319

For the transition period from ______________ to ______________

DEL GLOBAL TECHNOLOGIES CORP.

(Exact Name of Registrant as Specified in Its Charter)

New York	13-1784308
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Commerce Park, Valhalla, NY	10595
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (914) 686-3650

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 par value ("Common Stock")
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

The aggregate market value of the registrant's Common Stock held by non-affiliates of the Registrant as of October 27, 2004, was $17,039,487.60 Solely for the purposes of this calculation, shares held by directors and executive officers of the Registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the Registrant that such individuals are, in fact, affiliates of the Registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of October 27, 2004, there were 10,345,413 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2005 Annual Meeting of Stockholders.

DEL GLOBAL TECHNOLOGIES CORP.

1. Annual Report on Form 10-K for the Fiscal Year ended July 31, 2004
2. Amendment No. 1 to Annual Report on Form 10-K/A for the Fiscal Year ended July 31, 2004

PART I

ITEM 1. BUSINESS

Del Global Technologies Corp., a New York corporation, was incorporated in 1954. Unless otherwise specifically indicated, "Del Global", the "Company," "we," "our," "ours," and "us" refers to Del Global Technologies Corp. and its consolidated subsidiaries. We are a leader in developing, manufacturing and marketing medical imaging equipment and power conversion subsystems and components worldwide. Our products include stationary and portable medical diagnostic imaging equipment and electronic systems and components such as electronic filters, transformers and capacitors.

The Company is headquartered in Valhalla, NY. The mailing address of our headquarters is One Commerce Park, Valhalla, NY 10595 and our telephone number is 914 686-3650. Our Website is www.delglobaltech.com. Through the Investor Relations section of our Website, we make our filings with the Securities and Exchange Commission ("SEC") available as soon as practicable after they are electronically filed with the SEC. These include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

As of July 31, 2004, the Company had committed to dispose of the Del High Voltage Division ("DHV") which was part of our Power Conversion Group Segment. Accordingly, this business is presented as a discontinued operation throughout this Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (this "Annual Report"). The Sale of DHV was consummated on October 1, 2004 as described in Note 2 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

On October 4, 2004, the Company announced that it had entered into non-binding letters of intent for the sale of both the Medical Systems Group Segment and the remainder of the Power Conversion Group Segment. The Company intends to call a meeting of stockholders to seek approval under New York law for the sale of the Medical Systems Group Segment in the event a definitive agreement is entered into for such sale. There can be no assurance that these non-binding letters of intent will result in the consummation of the sale of these segments or that the strategic alternatives process initiated by the Company will lead to any other transactions. The Company may seek stockholder approval of a plan of liquidation; however, the Board of Directors of the Company has not yet approved any plan of liquidation. Any proceeds that may be received by stockholders of the Company as a result of any plan of liquidation may be greater or less than the current market price of the Common Stock of the Company. See Note 1 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

OPERATING SEGMENTS – CONTINUING OPERATIONS

The operating businesses that we report as segments consist of the Medical Systems Group and the Power Conversion Group. For fiscal 2004, the Medical Systems Group segment accounted for approximately 84% of our revenues and the Power Conversion Group segment accounted for approximately 16% of our revenues. Our consolidated financial statements include a non-operating segment which covers unallocated corporate costs. None of our customers, in either the Medical Systems Group or the Power Conversion Group, accounted for more than 10% of consolidated revenues nor is either segment dependent upon a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on such segment. For further information concerning our operating segments, see Note 9 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report. Our operating segments and businesses are summarized in the following table:

Division	Brands	Subsidiaries	Facilities
Medical Systems Group:			
Medical Imaging	Del Medical, Villa, UNIVERSAL, DynaRad	Del Medical Imaging Corp ("Del Medical")	Franklin Park, IL
		Villa Sistemi Medicali S.p.A. ("Villa") (80% owned)	Milan, Italy
Power Conversion Group:			
Electronic Systems & Components	RFI, Filtron, Sprague, Stanley	RFI Corporation ("RFI")	Bayshore, NY

MEDICAL SYSTEMS GROUP

Our Medical Systems Group designs, manufactures, markets and sells medical imaging and diagnostic systems consisting of stationary and portable imaging systems, radiographic/ fluoroscopic systems, dental imaging systems and mammography systems. Approximately 65% of this segment's revenues are attributed to Villa.

Medical imaging systems of the types we manufacture use x-ray technology to produce images of matter beneath an opaque surface. An imaging system principally consists of a high voltage power supply, an x-ray tube, a patient positioning system, and an image recording system, which is either film or a digital detector. X-rays are generated as a result of high voltage being applied to the x-ray tube.

The performance of the x-ray system, including image resolution, is directly linked to the precision performance of the high voltage power supply. The object to be imaged is placed between the x-ray tube and the image recording system. X-rays, which are not reflected by opaque surfaces, pass through the object and expose the film or image recording system. However, if the object is comprised of areas of varying densities or chemical compositions, x-rays will be absorbed in proportion to the density or chemical composition of the matter. As a result, the film will be exposed to a varying degree, thereby producing an image of the density or chemical variation within the object. For example, because bone has a greater density than the surrounding tissue in the body, x-rays can be used to produce an image of a skeleton. X-ray systems are differentiated by a number of key characteristics such as image resolution, accuracy, portability, size and cost. The design of an x-ray system requires complex engineering, which determines the performance factors required of the various system components.

This segment designs, manufactures, markets and sells medical imaging and diagnostic systems worldwide in the following markets:

Medical Systems Group Markets Served

Hospitals	Veterinary Clinics
Teaching Institutions	Chiropractic Clinics
Medical Clinics	Dental Offices
Private Practitioners	Military
National Buying Groups	Home Health Care Providers
Orthopedic Facilities	

Our medical imaging systems are sold under the Del, Villa, UNIVERSAL, and DynaRad brand names. The prices of our medical imaging systems range from approximately $5,000 to $250,000 per unit, depending on the complexity and flexibility of the system. The following is a description of our product lines in this segment.

PRODUCTS

General Radiographic System – For more than 100 years, conventional projection radiography has used film to capture x-ray images. Conventional technology requires that x-ray film be exposed and then chemically processed to create a visible image for diagnosis.

General Radiography represents approximately 40% — 60% of the Medical Systems Group's revenues depending on the product mix within each period. We produce a broad line of conventional radiographic products used in outpatient facilities, as well as more sophisticated and expensive x-ray systems typically used in hospitals and clinics. For example, our higher-end DRV system is designed to meet the broad requirements of a hospital or teaching university's radiographic room, while our mid-range Del Medical and Villa Medical systems are suited more to the needs of smaller hospitals, outpatient clinics and private practitioners.

We also have a broad range of products serving medical practitioners, veterinarians and chiropractors through our UNIVERSAL brand product line. These units are designed for durability, are space efficient, rugged and are priced more economically. Our UNIVERSAL medical products include a variety of configurations that can be constructed to best suit the needs of the desired work environment. Our UNIVERSAL VetTek veterinary line of products are designed with many of the same attributes as the medical line. Our UNIVERSAL chiropractic line, consisting of our ChiroEZ and Raymaster product, combine precision alignment and positioning with a versatile chiro imaging system.

During fiscal 2004 we continued to expand our product portfolio with a digital radiographic offering branded under the DRV product line. This system enables radiologists to obtain better patient images within a fraction of the time and with lower overall costs than traditional film-based systems. In addition, we entered into an agreement with Hologic, Inc., a medical imaging systems manufacturer (Nasdaq: HOLX) to manufacture and market medical Epex digital x-ray systems during fiscal 2004.

We also produce a full product line of high frequency medical x-ray generators which economically provide superior quality x-ray generation, resulting in lower patient dosage, extended tube life and less blurring due to patient motion when compared to single phase generators.

Radiographic/Fluoroscopic Systems – We produce a wide range of radiographic/ fluoroscopic, or R/F, systems able to perform complex x-ray analyses with contrast liquids for sequential images. Our Vision, Viromatic, Mercury and Symphony systems include tilting tables for the patient being x-rayed. These tables can be used easily with digital imaging systems. R/F systems are often used for diagnostic gastrointestinal procedures to image the progress of a radiopaque solution (typically barium) as it travels through the digestive tract. R/F systems (Mercury and Symphony) are also widely used, in connection with our digital acquisition system DIVA, to perform real time angiographic examinations.

Portable Medical X-Ray Systems – We sell portable x-ray equipment under our DynaRad brand HF-110A and PHANTOM systems, for the military and home health care provider markets. Both of these portable systems utilize high frequency, microprocessor-controlled technology to produce consistent quality x-rays with the added advantages of being smaller, lighter in weight and more cost-effective than stationary x-ray systems.

Dental Systems – We produce a broad range of DC and AC powered intra-oral (commonly known as bite wing) x-ray systems. In addition, our Rotograph Plus and Strato-2000 systems are utilized to perform panoramic images for dental applications. The most recent addition to the dental product line is a Direct Digital version of Strato 2000, which captures panoramic images directly in digital format and can be connected to a PC for image reviewing and post-examination processing.

Mammography Systems – We currently resell the Melody system principally outside of the US. The Melody unit is manufactured by a European-based manufacturer and although we have exclusive use of the "Melody" name, our supplier markets a similar product in several competing markets. In addition, we also resell a small amount of other European manufactured mammography systems in the US on a non-exclusive basis.

Marketing and Distribution: Our medical imaging systems are sold in the US and foreign countries, principally by a network of over 200 distributors worldwide. Medical imaging systems distributors are supported by our regional managers, product line managers and technical support groups, who train distributor sales personnel and participate in customer calls. Technical support in the selection, use and maintenance of our products is provided to distributors and professionals by customer service representatives. We also maintain telephone hotlines to provide technical assistance to distributors and professionals during regular business hours. Additional product and distributor support is provided through participation in medical equipment exhibitions and trade advertising. We typically exhibit our products at annual conferences, including the Radiological Society of North American Conference in Chicago, the MEDICA Medical Conference in Düsseldorf, Germany, the European College of Radiology Conference in Vienna, Austria, and the International Dental Show (IDS) in Cologne, Germany. Sales of the Company's products are typically on open account with 30 day terms, with longer terms given for customers of our Villa operation as is customary in international business. Sales to certain international customers are secured by letters of credit to mitigate any potential credit risks.

Raw Materials and Principal Suppliers: The Medical Systems Group in most cases uses two or more alternative sources of supply for each of its raw materials, which consist primarily of mechanical subassemblies, electronic components, x-ray tubes and x-ray generators. In certain instances, however, the Medical Systems Group will use a single source of supply when directed by a customer or by need. In order to ensure the consistent quality of the Medical System Group's products, the Company follows strict supplier evaluation and qualification procedures, and where possible, enters into strategic partnerships with its suppliers to assure a continuing supply of high quality critical components.

With respect to those items which are purchased from single sources, we believe that comparable items would be available in the event that there was a termination of our existing business relationships with any such supplier. Actual experience could differ materially from this belief as a result of a number of factors, including the time required to locate an alternate source for the material.

The majority of the Medical System Group's raw materials are purchased on open account from vendors pursuant to various individual or blanket purchase orders. Procurement lead times are such that the Company is not required to hold significant amounts of inventory in order to meet customer demand. The Company believes its sources of supply for the Medical Systems Group are adequate to meet its needs.

Competition: Based on industry data, we believe our Medical Systems Group is the largest supplier, measured by market share, to the independent distributors of radiographic equipment in North America. Our Medical Systems Group competes in two major segments of the highly competitive, world-wide conventional radiographic and R/F products marketplace. Our top-tier conventional radiographic products are sold through multi-hospital buying networks, general purchasing organizations and major independent distributors. The three major competitors in this market segment are GE Medical Systems, a division of General Electric Company, Siemens Medical Solutions, a division of Siemens AG and Philips Medical Systems, a division of Koninklijke Philips Electronics N.V. and they compete with us on customer support, features and breadth of product offerings. These larger competitors primarily sell directly to large hospitals and teaching institutions and sell a broader range of products designed to outfit a hospital's entire imaging requirements.

Our lower-tier conventional radiographic products principally compete with several small companies based primarily in the US and Europe. Most of these companies sell through independent distributors and compete with us primarily on price, quality and performance. We believe that we can be differentiated from our competitors based on our combination of price, quality and performance, together with the strength and breadth of our independent distribution network, and the variety of our product portfolio.

The markets for our products are highly competitive and subject to technological change and evolving industry requirements and standards. We believe that these trends will continue into the foreseeable future. Some of our current and potential competitors have substantially greater financial, marketing and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than we can. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Although we believe that our products are more cost-effective than those of our primary competitors, certain competing products may have other advantages which may limit our market. There can be no assurance that continuing improvements in current or new competing products will not make them technically equivalent or superior to our products in addition to providing cost or other advantages. There can be no assurance that our current products, products under development or ability to introduce new products will enable us to compete effectively.

Product Development: It is generally accepted that digital radiography will become the dominant technology used in hospitals and imaging clinics throughout the world over the next 10 to 15 years. Currently, there are a number of competing technologies available in connection with the digitization of x-ray images. In addition, there are substantial hurdles which need to be addressed in terms of transitioning radiology practices from the current analog environment to a digital environment. These ancillary issues include image storage and retrieval and record keeping. However, due to the high cost of this technology, many institutions have not yet adopted digital technology. In addition, there is uncertainty as to which technology system will be accepted as the industry-leading protocol for image digitization and communication.

Consequently, our current research and development spending is focused primarily on enhancing our existing conventional radiographic products while we study the developments in the digital marketplace. We believe these studies will help us to assure the investments we make in this area are appropriate. Spending for research and development for our Medical Systems Group was approximately $1.6 million, $1.6 million and $1.4 million during fiscal years 2004, 2003 and 2002, respectively.

We currently have two digital radiographic solutions and are committed to expanding our selection to include a wider range of low-cost offerings for customers. While many of our competitors have invested heavily into developing a digital detector, we have chosen to align with technology leaders who have already made digital investments and could benefit from our X-Ray platform design, our systems integration capabilities and our worldwide dealer network. This strategy also accelerates our time-to-market with new digital solutions and avoids the significant development costs being incurred by our competitors.

Trademarks and Patents: The majority of the Medical System Group's products are based on technology that is not protected by patent or other rights. Within the Medical System Group, certain of our products and brand names are protected by trademarks, both in the US and internationally. Because we do not have patent rights in our products, our technology may not preclude or inhibit competitors from producing products that have identical performance as our products. Our future success is dependent primarily on the technological expertise and management abilities of our employees and the strength of our relationship with our worldwide dealer network.

Government Regulation: Our medical imaging systems are medical devices and, therefore, are subject to regulation by the US Food and Drug Administration (the "FDA") and to regulation by foreign governmental authorities. We also are subject to state and local regulation. Regulatory requirements include registration as a manufacturer, compliance with established manufacturing practices, procedures and quality standards, strict requirements dealing with the safety, effectiveness and other properties of the products, conformance with applicable industry standards, product traceability, adverse event reporting, distribution, record keeping, reporting, compliance with advertising and packaging standards, labeling, and radiation emitting qualities of these products. Failure to comply can result in, among other things, the imposition of fines, criminal prosecution, recall and seizure of products, injunctions restricting or precluding production or distribution, the denial of new product approvals and the withdrawal of existing product approvals.

FDA's Pre-market Clearance and Approval Requirements

In the US, medical devices are classified into three different categories over which the FDA applies increasing levels of regulation: Class I, Class II, and Class III. The FDA has classified all of our products as Class II devices. Before a new Class II device can be introduced into the US market, the manufacturer must obtain FDA clearance or approval through either premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or a premarket approval under Section 515 of that Act, unless the product is otherwise exempt from the requirements.

A Section 510(k) premarket notification must contain information supporting the claim of substantial equivalence, which may include laboratory results or the results of clinical studies. Following submission of a 510(k) application, a manufacturer may not market the device until the FDA finds the product is substantially equivalent for a specific or general intended use. FDA clearance generally takes from four to twelve months, may take longer, and there is no assurance the FDA will ultimately grant a clearance. The FDA may determine that a device is not substantially equivalent and may require submission and approval of a premarket approval application, or require further information before it is able to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification made to the device requires the manufacturer to determine whether the modification could significantly affect its safety or effectiveness. If it does not, the manufacturer's decision must be documented. If the modification could significantly affect the device's safety and effectiveness, then the modification requires at least a new 510(k) clearance or, in some instances, could require a premarket approval. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer's decision. If the FDA disagrees with a manufacturer's decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device (or both) until 510(k) clearance or premarket approval is obtained. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that these modifications do not require us to file new 510(k) submissions. If the FDA disagrees with our determinations, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications.

All of our products marketed in the US have met the appropriate FDA requirements for marketing, either because they were exempt from submission or through 510(k) clearance. We continuously evaluate our products for any required new submission for changes or modifications.

Pervasive and Continuing FDA Regulation

Numerous FDA regulatory requirements apply to our products as well as to components manufactured by some of our suppliers. These requirements include:

- the FDA's quality system regulation which requires manufacturers to create, implement and follow numerous design, testing, control, documentation and other quality procedures; and

- Medical device reporting regulations, which require that manufacturers report to the FDA certain types of adverse and other events involving their products.

Class II devices may also be subject to special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines that may not apply to Class I devices. Our products are currently subject to FDA guidelines for 510(k) cleared devices and are not subject to any other form of special controls. We believe we are in compliance with the applicable FDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the FDA changes its existing regulations or adopts new requirements.

We and some of our suppliers are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that either we or a supplier have failed to adequately comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as: fines, injunctions and civil penalties; recall or seizure of our products; the imposition of operating restrictions, partial suspension or total shutdown of production; the refusal of our requests for 510(k) clearance or premarket approval of new products; the withdrawal of 510(k) clearance or premarket approval already granted; and criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

Other Federal and State Regulations

As a participant in the health care industry, we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. For example, our Del Medical Imaging facility is also licensed as a medical product manufacturing site by the state of Illinois and is subject to periodic state regulatory inspections. Our health care service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

Foreign Government Regulation

Our products are also regulated outside the US as medical devices by foreign governmental agencies, similar to the FDA, and are subject to regulatory requirements, similar to the FDA's, in the countries in which we plan to sell our products. We work with our foreign distributors to obtain the foreign regulatory approvals necessary to market our products outside of the US. In certain foreign markets, it may be necessary or advantageous to obtain ISO 9001 certification, which is analogous to compliance with the FDA's Good Manufacturing Practices requirements. We have obtained ISO 9001 certification for all of our medical systems manufacturing facilities. The time and cost required to obtain market authorization from other countries and the requirements for licensing a product in another country may differ significantly from FDA requirements.

No assurance can be given that the FDA or foreign regulatory agencies will give the requisite approvals or clearances for any of our medical imaging systems and other products under development on a timely basis, if at all. Moreover, after clearance is given, both in the case of our existing products and any future products, these agencies can later withdraw the clearance or require us to change the system or our manufacturing process or labeling, to supply additional proof of its safety and effectiveness, or to withdraw, recall, repair, replace or refund the cost of the medical system, if it is shown to be hazardous or defective.

POWER CONVERSION GROUP – CONTINUING OPERATIONS

Our Power Conversion Group designs, manufactures, markets and sells high voltage precision components and sub-assemblies and electronic noise suppression components for a variety of applications. These products are utilized by original equipment manufacturers ("OEMs") who build systems that are used in a broad range of markets. Our products are sold under the following industry brands: RFI, Filtron, Sprague and Stanley. This segment is comprised of Electronic Systems and Components.

This segment designs and manufactures key electronic components such as transformers, noise suppression filters and high voltage capacitors for use in precision regulated high voltage applications. Noise suppression filters and components are used to help isolate and reduce the electromagnetic interference (commonly referred to as "noise") among the different components in a system sharing the same power source. Examples of systems that use our noise suppression products include aviation electronics, mobile and land-based telecommunication systems and missile guidance systems.

The Power Conversion Group provides subsystems and components which are used in the manufacture of products for security, medical, military and industrial applications as follows:

Power Conversion Group Markets Served

Electronics Systems & Components Division

Military	**Industrial**
Guidance & Weapons Systems	Induction Heating
Communications	Automotive
Commercial	Capital Equipment
Power Systems	**Medical**
Telecommunications	Radiation Oncology
Satellite	Magnetic Resonance
Meteorological	Imaging ("MRI")

PRODUCTS

Military Applications – Through our relationships with many of the federal government's top defense suppliers, such as Raytheon, Boeing, Lockheed Martin and Northrop Grumman, we supply electronic components for various classified and unclassified programs including radar systems, guidance systems, weapons systems and communication electronics.

Industrial Applications – Our high voltage power components and EMI filters are used in many leading-edge high technology scientific and industrial applications by OEMs, universities and private research laboratories. Some industrial applications using high voltage subsystems include DNA sequencing, molecular analysis, printed circuit board inspection, structural inspection, food and mail sterilization and semiconductor capital equipment.

Marketing, Sales and Distribution: We market our Power Conversion Group products through in-house sales personnel, independent sales representatives in the US, and international agents in Europe, Asia, the Middle East, Canada and Australia. Our sales representatives are compensated primarily on a commission basis and the international agents are compensated either on a commission basis or act as independent distributors. Our marketing efforts emphasize our ability to custom engineer products to optimal performance specifications. We emphasize team selling where our sales representatives, engineers and management personnel all work together to market our products. We also market our products through catalogs and trade journals and participation in industry shows. Sales of the Company's products are typically on open account with 30 day terms. New accounts are established with cash on delivery or cash in advance terms.

Raw Materials and Principal Suppliers: The Power Conversion Group in most cases uses two or more alternative sources of supply for each of its raw materials, which consist primarily of electronic components and subassemblies, metal enclosures for its products and certain other materials. In certain instances, however, the Power Conversion Group will use a single source of supply when directed by a customer or by need. In order to ensure the consistent quality of the Power Conversion Group's products, the Company performs certain supplier evaluation and qualification procedures, and where possible, enters into strategic partnerships with its suppliers to assure a continuing supply of high quality critical components.

With respect to those items which are purchased from single sources, we believe that comparable items would be available in the event that there was a termination of our existing business relationships with any such supplier. Actual experience could differ materially from this belief as a result of a number of factors, including the time required to locate an alternate source for the material.

The majority of the Power Conversion Group's raw materials are purchased on open account from vendors pursuant to various individual or blanket purchase orders. Procurement lead times are such that the Company is not required to hold significant amounts of inventory in order to meet customer demand. The Company believes its sources of supply for the Power Conversion Group are adequate to meet its needs

Competition: Our Power Conversion Group competes with several small, privately owned suppliers of electronic systems and components. From our perspective, competition is primarily based on each company's design, service and technical capabilities, and secondarily on price. Excluding the OEMs that manufacture their own components, based on market intelligence we have gathered, we believe that we are among the top two or three in market share in supplying these products.

The markets for our products are subject to limited technological changes and gradually evolving industry requirements and standards. We believe that these trends will continue into the foreseeable future. Some of our current and potential competitors may have substantially greater financial, marketing and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than we can. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Although we believe that our products are more cost-effective than those of our primary competitors, certain competing products may have other advantages which may limit our market. There can be no assurance that continuing improvements in current or new products will not make them technically equivalent or superior to our products in addition to providing cost or other advantages. There can be no assurance that our current products, products under development or our ability to introduce new products will enable us to compete effectively.

Product Development: We have a well developed engineering and technical staff in our Power Conversion Group. Our technical and scientific employees are generally employed in the engineering departments at our RFI business unit, and split their time, depending on business mix and their own technical background, between supporting existing production and development and research efforts for new product variations or new customer specifications. Our products include transformers, noise suppression filters and high voltage capacitors for use in precision regulated high voltage applications. Noise suppression filters and components are used to help isolate and reduce the electromagnetic interference (commonly referred to as "noise") among the different components in a system sharing the same power source. Examples of systems that use our noise suppression products include aviation electronics, mobile and land-based telecommunication systems and missile guidance systems. No significant engineering related time was charged to research and development spending for the continuing operations of the Power Conversion Group in fiscal years 2004, 2003 or 2002. These time allocations were minimal because our technical and scientific employees were focused on reshaping our production and quality practices at our Bayshore plant.

Trademarks and Patents: The majority of the Power Conversion Group's products are based on technology that is not protected by patent or other rights. Within the Power Conversion Group, certain of our products and brand names are protected by trademarks, both in the US and internationally. Our future success is dependent primarily on the technological expertise and management abilities of our employees.

Government Regulation: We are subject to various US government guidelines and regulations relating to the qualification of our non-medical products for inclusion in government-qualified product lists in order to be eligible to receive purchase orders from a government agency or for inclusion of a product in a system which will ultimately be used by a governmental agency. We have had many years of experience in designing, testing and qualifying our products for sale to governmental agencies. Certain government contracts are subject to cancellation rights at the

Government's election. We have experienced no material termination of any government contract and are not aware of any pending terminations of government contracts.

In March 2002, RFI Corporation, our Electronic Systems and Components subsidiary ("RFI") was served a subpoena in connection with an investigation by the US Department of Defense ("DOD"). See Part I, Item 3, "Legal Proceedings" of this Annual Report.

DISCONTINUED OPERATIONS:

As of July 31, 2004, the DHV division has been classified as a discontinued operation. This division manufactures and sells high voltage power systems, primarily for security, medical, scientific, military and industrial OEM applications.

The results of this operation are segregated on the accompanying financial statements as income or loss from discontinued operations. See Note 2 of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report.

DHV recorded net losses of $5.1 million including, impairment losses of $4.9 million for the fiscal year ended July 31, 2004. The division recorded income of $0.1 million for the fiscal year ended August 2, 2003 and a loss of $2.1 million for the fiscal year ended August 3, 2002. The sale of this division was consummated on October 1, 2004.

SEASONALITY

Revenue in both operating segments is typically lower during the first quarter of each fiscal year due to the shutdown of operations in our Milan, Italy (Medical Systems Group) and Bayshore, New York (Power Conversion Group) facilities for part of August as a result of both vacation schedules and year-end physical inventories.

BACKLOG

Consolidated backlog for continuing operations at July 31, 2004 was $25.9 million versus backlog at July 31, 2004 of approximately $16.3 million. Backlog in the Power Conversion Group at July 31, 2004 of $7.7 million was comparable to backlog at August 2, 2003. Backlog in the Medical Systems Segment at July 31, 2004 was $18.2 million versus backlog at August 2, 2003 of approximately $8.6 million with increases at both operating units. Substantially all of the backlog should result in shipments within the next 12 months.

EMPLOYEES

As of July 31, 2004 we had 332 employees in continuing operations. We believe that our employee relations are good. None of our approximately 210 US based employees are represented by a labor union. Employment by functional area as of July 31, 2004, excluding approximately 80 employees at Del High Voltage division, is as follows:

Executive	4
Administration	22
Manufacturing	245
Engineering	39
Sales and Marketing	22
Total	332

GEOGRAPHIC AREAS

For further information about Geographic areas the Company operates in as well as other Segment related disclosures refer to Note 9 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

RISK FACTORS

Prospective investors should carefully consider the following risk factors, together with the other information contained in this Annual Report, in evaluating the Company and its business before purchasing our securities. In particular, prospective investors should note that this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and that actual results could differ materially from those contemplated by such statements. The factors listed below represent certain important factors which we believe could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated.

There can be no assurance that the Company will complete the sale of its remaining businesses. The proceeds that may be received by stockholders as the result of any plan of liquidation may be greater or less than the current market price of the Company's common stock.

On October 4, 2004, the Company announced that it had entered into non-binding letters of intent for the sale of both the Medical Systems Group Segment and the remaining business of its Power Conversion Group Segment. The Company intends to call a meeting of stockholders to seek approval under New York law for the sale of the Medical Systems Group Segment in the event a definitive agreement is entered into for such sale. There can be no assurance that these non-binding letters of intent will result in the consummation of the sale of these segments or that the strategic alternatives process initiated by the Company will lead to any other transactions. The Company may seek stockholder approval of a plan of liquidation; however, the Board of Directors of the Company has not yet approved any plan of liquidation. Any proceeds that may be received by stockholders of the Company as a result of any plan of liquidation may be greater or less than the current market price of the Common Stock of the Company.

Our common stock has been delisted from the NASDAQ National Market and we cannot predict when or if ever it will be listed on any national securities exchange.

Due to our past failure to comply with the United States Securities Laws, our common stock was suspended from trading on the Nasdaq National Market in December 2000. Current pricing information on our common stock has been available in the "pink sheets" published by National Quotation Bureau, LLC. The "pink sheets" is an over-the-counter market which generally provides significantly less liquidity than established stock exchanges or the Nasdaq National Market, and quotes for stocks included in the "pink sheets" are not listed in the financial sections of newspapers. Therefore, prices for securities traded solely in the "pink sheets" may be difficult to obtain, and shareholders may find it difficult to resell their shares. In order to be re-listed, we will need to meet certain listing requirements. There can be no assurance that we will be able to meet such listing requirements.

Final court approval of fines and possible debarment against RFI doing business with government entities in conjunction with a Department of Defense Investigation remains open.

On March 8, 2002, RFI, a subsidiary of the Company and the remaining part of the Power Conversion Group segment, was served with a subpoena by the US Attorney for the Eastern District of New York in connection with an investigation by the DOD. RFI supplies electro magnetic interference filters for communications and defense applications. Since March 2002, the DOD has been investigating certain past practices at RFI which date back more than six years and pertain to RFI's Military Specification testing, record keeping and general operating procedures. Management retained special counsel to represent the Company on this matter. The Company has cooperated fully with this investigation, including voluntarily providing employees to be interviewed by the Defense Criminal Investigative Services division of the DOD.

In June 2003, the Company was advised that the US Government was willing to enter into negotiations regarding a comprehensive settlement of this investigation. Prior to the preliminary discussions with the US Government in June 2003, the Company had no basis to estimate the financial impact of this investigation. Based on preliminary settlement discussions with the US Government, discussions with the Company's advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of the Company's capital resources, management then developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal 2003, the Company recorded a charge of $2.3 million, which represented its estimate of the low end of a range of potential fines and legal and professional fees.

Following negotiations, Del Global reached a global settlement in February 2004 with the US Government that resolves the civil and criminal matters relating to the DOD's investigation. The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $4.6 million if paid by June 30, 2004 and $5.0 million if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge of approximately $3.2 million in the second quarter of fiscal 2004. This charge represents the difference between the $2.3 million charge taken during the third quarter of fiscal 2003, and the up to $5.0 million in fines and restitution, plus estimated legal and professional fees related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet.

On September 30, 2004, pursuant to the terms of the settlement, Del Global fulfilled its obligation under this agreement by paying to the US Government the sum of $5 million representing fines and restitution. On October 7, 2004, RFI entered a criminal guilty plea to a single count conspiracy charge pursuant to the settlement and a criminal plea agreement. Sentencing will occur at a later date to be determined. There can be no assurance that the court will not impose additional fines or restitution, or that the combined civil and criminal restitution imposed by the court will not vary significantly from the amount of fines and restitution the Company has paid to date.

Del Global has been working with the Defense Logistics Agency, a component of the DOD, to avoid any future limitations on the ability of the Company to do business with US Government entities. Such limitations could include the US Government seeking a "debarment" or exclusion of the Company from doing business with US Government entities for a period of time. The Company has made a written and oral submission to that agency detailing the remedial measures that the Company has taken to help ensure future compliance. If the US Government decides not to debar RFI, Del Global, RFI and the US Government will need to execute a written compliance agreement. No assurance can be given that the Company, RFI and the US Government will enter into any such agreement or that debarment will be avoided.

Recent events may cause loss of existing and potential customers and suppliers.

We have received inquiries from some of our customers and suppliers relating to the recent announcement regarding the signing of non-binding letters of intent for sales of our remaining businesses and the possibility that the Company may seek stockholder approval of a plan of liquidation. As a consequence, our relationships with existing customers and suppliers may be strained. In addition, our ability to develop potential customers or suppliers to maintain and grow our business may be adversely affected.

Our business is based on technology that is not protected by patent or other rights.

The technology and designs underlying our products are unprotected by patent rights. Our future success is dependent primarily on unpatented trade secrets and on the innovative skills, technological expertise and management abilities of our employees. Because we do not have patent rights in our products, our technology may not preclude or inhibit competitors from producing products that have identical performance as our products. In addition, we cannot guarantee that any protected trade secret could ultimately be proven valid if challenged. Any such challenge, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources and, if successful, require us to pay monetary damages.

We may not be able to compete successfully.

A number of companies have developed, or are expected to develop, products that compete or will compete with our products. Many of these competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to hospitals, radiology clients, general purchasing organizations and other potential customers. In addition, many of our competitors and potential competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Some of the companies with which we now compete or may compete in the future have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than we do, and may be better positioned to continue to improve their technology in order to compete in an evolving industry.

We may not be able to meet our financial covenants under our credit facility.

In the fourth quarter of fiscal 2004, we breached the tangible net worth financial covenants contained in our Loan and Security Agreement, dated June 10, 2002, with GE Business Capital Corporation f/k/a Transamerica Business Capital Corporation ("GECC"), as amended (the "GECC Facility"). In September 2004, we received a waiver of such default from GECC and signed a Fifth Amendment with GECC. This Fifth Amendment includes revisions to the tangible net worth financial covenant as well as an adjusted earnings covenant. While we expect to be able to meet these revised covenants, there can be no assurance that we will be able to continue to meet them. If we were to breach our covenants, GECC could accelerate the amounts due under the GECC Facility and foreclose on assets securing the GECC Facility and we would be forced to seek alternative sources of funding for our debt repayment obligations and growth.

Our delay or inability to obtain any necessary US or foreign regulatory clearances or approvals for our products could harm our business and prospects.

Our medical imaging products, with the exception of certain veterinary lines, are the subject of a high level of regulatory oversight. Any delay in our obtaining or our inability to obtain any necessary US or foreign regulatory approvals for new products could harm our business and prospects. There is a limited risk that any approvals or clearances, once obtained, may be withdrawn or modified which could create delays in shipping our product, pending re-approval. Medical devices cannot be marketed in the US without clearance or approval by the FDA. Our Medical Systems group businesses must be operated in compliance with FDA Good Manufacturing Practices, which regulate the design, manufacture, packing, storage and installation of medical devices. Our manufacturing facilities and business practices are subject to periodic regulatory audits and quality certifications and we do self audits to monitor our compliance. In general, corrective actions required as a result of these audits do not have a significant impact on our manufacturing operations; however there is a limited risk that delays caused by a potential response to extensive corrective actions could impact our operations. Virtually all of our products manufactured or sold overseas are also subject to approval and regulation by foreign regulatory and safety agencies. If we do not obtain these approvals, we could be precluded from selling our products or required to make modifications to our products which could delay bringing our products to market. Because our US products lines are mature, new product changes are in general relatively minor, and accordingly regulatory approval is more streamlined.

We must rapidly develop new products in order to compete effectively.

Technology in our industry, particularly in the x-ray and medical imaging businesses, evolves rapidly, and making timely product innovations is essential to our success in the marketplace. The introduction by our competitors of products with improved technologies or features may render our existing products obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our products do not perform well, our business and financial condition will be adversely affected. Also, our new products may contain defects or errors which give rise to product liability claims against us or cause the products to fail to gain market acceptance.

It is generally accepted that digital radiography will become the dominant technology used in hospitals and imaging clinics throughout the world over the next 10 to 15 years. Currently, there are a number of competing technologies available in connection with the digitization of x-ray images. However, due to the high cost of this technology, many institutions have not yet adopted digital technology. In addition, there is uncertainty as to which technology system will be accepted as the industry-leading protocol for image digitization and communication. Lack of an adequate digital capability could impact our business and result in a loss of market share.

We must conduct our business operations without infringing on the proprietary rights of third parties.

Although we believe our products do not infringe on the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted against us in the future or that, if asserted, any infringement claim will be successfully defended. A successful claim, or any claim, against us could distract our management's attention from other business concerns and adversely affect our business, financial condition and results of operations.

Payments required under certain change of control agreements with our key executives could unduly burden our company.

We have entered into agreements with all of our executive officers providing for substantial severance payments to them in the event that they are terminated in connection with certain changes of control. The Company's employment agreement with Samuel E. Park, the former CEO of the Company, provides for payments upon certain changes of control. The Company's newly elected Board of Directors has reviewed the "change of control" provisions regarding payments totaling up to approximately $1,800,000 under the employment agreement between the Company and Mr. Park. As a result of this review and based upon, among other things, the advice of special counsel, the Company's Board of Directors has determined that no obligation to pay these amounts has been triggered. Prior to his departure from the Company on October 10, 2003, Mr. Park orally informed the Company that, after reviewing the matter with his counsel, he believes that the obligation to pay these amounts has been triggered. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change of control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change in control payment was or is due to Mr. Park, and that an amendment to the employment contract with Mr. Park regarding advancement and reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. The suit is now in the discovery phase. The parties are in the process of exchanging documents, and depositions are to be conducted in November, 2004. If Mr. Park prevails on his claims and the payments he seeks are required to be paid in a lump sum, these payments may have a material adverse effect on the Company's liquidity.

In the event the change of control provisions under these various agreements were all triggered (including Mr. Park's), the total payments required could be in excess of $3.7 million. While we believe these agreements are important to ensure the continued dedication of our key employees, the large payments required pursuant to these change of control agreements could unduly burden us or serve as a barrier to a potential acquirer. This, in turn, could limit the ability of our shareholders to sell their shares at a favorable price. In August, 2004, the Company entered into a settlement agreement and release with its former CFO whereby he provided a general release to the Company, including a release from any potential claim under his change in control agreement, in exchange for a payment of approximately $0.2 million.

There is a risk that our insurance will not be sufficient to protect us from product liability claims, or that in the future product liability insurance will not be available to us at a reasonable cost, if at all.

Our business involves the risk of product liability claims inherent to the medical device business. We maintain product liability insurance subject to certain deductibles and exclusions. There is a risk that our insurance will not be sufficient to protect us from product liability claims, or that product liability insurance will not be available to us at a reasonable cost, if at all. An uninsured or underinsured claim could materially harm our operating results or financial condition.

We face risks associated with handling hazardous materials and products.

Our research and development activity involves the controlled use of hazardous materials, such as toxic and carcinogenic chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any resulting damages, and such liability could be extensive. We are also subject to substantial regulation relating to occupational health and safety, environmental protection, hazardous substance control, and waste management and disposal. The failure to comply with such regulations could subject us to, among other things, fines and criminal liability.

Our business could be harmed if our products contain undetected errors or defects or do not meet customer specifications.

We are continuously developing new products and improving our existing products. Newly introduced or upgraded products can contain undetected errors or defects. In addition, these products may not meet their performance specifications under all conditions or for all applications. If, despite our internal testing and testing by our customers, any of our products contains errors or defects, or any of our products fails to meet customer specifications, we may be required to recall or retrofit these products. We may not be able to do so on a timely basis, if at all, and may only be able to do so at considerable expense. In addition, any significant reliability problems could result in adverse customer reaction and negative publicity and could harm our business and prospects.

The seasonality of our revenue may adversely impact the market prices for our shares.

Our revenue is typically lower during the first quarter of each fiscal year due to the shut-down of operations in our Milan, Italy and Bayshore, New York facilities for part of August. This seasonality causes our operating results to vary from quarter to quarter and these fluctuations could adversely affect the market price of our common stock.

A significant number of our shares will be available for future sale and could depress the market price of our stock.

As of October 27, 2004, an aggregate of 10,345,413 shares of our common stock were outstanding. In addition, as of October 14, 2004, there were outstanding warrants to purchase 1,065,000 shares of our common stock and options to purchase 2,123,050 shares of our common stock, 1,935,550 of which were fully vested. Sales of large amounts of our common stock in the market could adversely affect the market price of the common stock and could impair our future ability to raise capital through offerings of our equity securities. A large volume of sales by holders exercising the warrants or options could have a significant adverse impact on the market price of our common stock.

We have a limited trading market and our stock price may be volatile.

There is a limited public trading market for our common stock in the "pink sheets." We cannot assure you that a regular trading market for our common stock will ever develop or that, if developed, it will be sustained.

The experiences of other small companies indicate that the market price for our common stock could be highly volatile. Many factors could cause the market price of our common stock to fluctuate substantially, including:

- future announcements concerning us, our competitors or other companies with whom we have business relationships;
- changes in government regulations applicable to our business;
- overall volatility of the stock market and general economic conditions;

- changes in our earnings estimates or recommendations by analysts; and

- changes in our operating results from quarter to quarter.

Accordingly, substantial fluctuations in the price of our common stock could limit the ability of our current shareholders to sell their shares at a favorable price.

ITEM 2. PROPERTIES

The following is a list of our principal properties, classified by segment and subsidiary:

Segment	Location	Approx. Floor Area in Sq. Ft.	Principal Uses	Owned/Leased (Expiration Date If Leased)
Medical Systems Group:				
Del Medical Imaging Corp.	Franklin Park, IL	68,000	Design and manufacturing	Leased (2005)
Villa	Milan, Italy	67,000	Design and manufacturing	Leased (2011)(1)
Power Conversion Group:				
Corporate	Valhalla, NY	9,188	Corporate headquarters,	Leased (2006)(2)
RFI	Bayshore, NY	55,000	Design and manufacturing	Owned

(1) Villa has the option to purchase this property at the conclusion of this lease.

(2) The Company originally occupied 43,750 square feet in this building. The buyer of the DHV business signed a lease for 34,562 square feet of this space on October 1, 2004. The Company intends to sublet or assign approximately 5,000 square feet of the remaining 9,188 square feet Corporate headquarters space to a third party. No assurance can be given that the Company will be able to sublease or surrender such space on terms acceptable to the Company or at all.

We believe that our current facilities are sufficient for our present requirements. The GECC Facility is secured, in part, by a mortgage on RFI's property.

ITEM 3. LEGAL PROCEEDINGS

DOD Investigation - On March 8, 2002, RFI, a subsidiary of the Company and the remaining part of the Power Conversion Group segment, was served with a subpoena by the US Attorney for the Eastern District of New York in connection with an investigation by the DOD. RFI supplies electro magnetic interference filters for communications and defense applications. Since March 2002, the DOD has been investigating certain past practices at RFI which date back more than six years and pertain to RFI's Military Specification testing, record keeping and general operating procedures. Management retained special counsel to represent the Company on this matter. The Company has cooperated fully with this investigation, including voluntarily providing employees to be interviewed by the Defense Criminal Investigative Services division of the DOD.

In June 2003, the Company was advised that the US Government was willing to enter into negotiations regarding a comprehensive settlement of this investigation. Prior to the preliminary discussions with the US Government in June 2003, the Company had no basis to estimate the financial impact of this investigation. Based on preliminary settlement discussions with the US Government, discussions with the Company's advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of the Company's capital resources, management then developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal 2003, the Company recorded a charge of $2.3 million, which represented its estimate of the low end of a range of potential fines and legal and professional fees.

Following negotiations, Del Global reached a global settlement in February 2004 with the US Government that resolves the civil and criminal matters relating to the DOD's investigation. The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $4.6 million if paid by June 30, 2004 and $5.0 million if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge of approximately $3.2 million in the second quarter of fiscal 2004. This charge represents the difference between the $2.3 million charge taken during the third quarter of fiscal 2003, and the up to $5.0 million in fines and restitution, plus estimated legal and professional fees related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet.

On September 30, 2004, pursuant to the terms of the settlement, Del Global fulfilled its obligation under this agreement by paying to the US Government the sum of $5 million representing fines and restitution. On October 7, 2004, RFI entered a criminal guilty plea to a single count conspiracy charge pursuant to the settlement and a criminal plea agreement. Sentencing will occur at a later date to be determined. There can be no assurance that the court will not impose additional fines or restitution, or that the combined civil and criminal restitution imposed by the court will not vary significantly from the amount of fines and restitution the Company has paid to date.

Del Global has been working with the Defense Logistics Agency, a component of the DOD, to avoid any future limitations on the ability of the Company to do business with US Government entities. Such limitations could include the US Government seeking a "debarment" or exclusion of the Company from doing business with US Government entities for a period of time. The Company has made a written and oral submission to that agency detailing the remedial measures that the Company has taken to help ensure future compliance. If the US Government decides not to debar RFI, Del Global, RFI and the US Government will need to execute a written compliance agreement. No assurance can be given that the Company, RFI and the US Government will enter into any such agreement or that debarment will be avoided.

Employment Matters – The Company had an employment agreement with Samuel Park, the previous Chief Executive Officer ("CEO") for the period May 1, 2001 to April 30, 2004. The terms of this agreement provided a base salary, bonuses and deferred compensation. The bonus provided by this agreement was based on a percentage of the base salary, if certain performance goals established by the board were achieved. In addition, the employment agreement provided for certain payments in the event of death, disability or change in the control of the Company.

On October 10, 2003, the Company announced the appointment of Walter F. Schneider as President and CEO to replace Mr. Park, effective as of such date. As a result, the Company recorded a charge of $0.2 million during the first quarter of fiscal 2004 to accrue the balance remaining under Mr. Park's employment agreement.

In addition, the Company's Board of Directors elected at the Company's Annual Meeting of Shareholders held on May 29, 2003 had previously reviewed the "change of control" provisions regarding payments totaling up to approximately $1.8 million under the employment agreement between the Company and Mr. Park. As a result of this review and based upon, among other things, the advice of special counsel, the Company's Board of Directors determined that no obligation to pay these amounts has been triggered. Prior to his departure from the Company on October 10, 2003, Mr. Park orally informed the Company that, after reviewing the matter with his counsel, he believes that the obligation to pay these amounts has been triggered. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change of control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change in control payment was or is due to Mr. Park, and that an amendment to the employment contract with Mr. Park regarding advancement and reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. The suit is now in the discovery phase. The parties are in the process of exchanging documents, and depositions are to be conducted in November, 2004. If Mr. Park prevails on his claims and the payments he seeks are required to be paid in a lump sum, these payments may have a material adverse effect on the Company's liquidity. It is not possible to predict the outcome of these claims. However, the Company's Board of Directors does not believe that such a claim is reasonably likely to result in a material decrease in the Company's liquidity in the foreseeable future.

During fiscal 2004, the Company began employment termination proceedings against an executive of the Company. Subsequently, the executive instituted legal proceedings alleging certain damages based on change in control provisions of the executives employment contract and various additional actions or damages. The Company believes the former executive's change in control provision has not been triggered and that such termination was justified. Thereafter, the court issued an order directing a subsidiary of the Company to pay damages. The Company believes it has meritorious defenses to this matter and has filed an appeal. However, based on the court's order, the Company has recorded a charge in Fiscal 2004 of approximately $0.4 million in connection with this matter included in Litigation Settlement reserves in the accompanying financial statements.

Other Legal Matters – The Company is a defendant in several other legal actions in various US and foreign jurisdictions arising from the normal course of business. Management believes the Company has meritorious defenses to such actions and that the outcomes will not be material to the Company's consolidated financial statements.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SHAREHOLDER MATTERS

Our common stock was suspended from trading on the Nasdaq National Market on December 19, 2000 because we had not filed an annual report for the year ended July 29, 2000 within the SEC's prescribed time period. In December 2000, the Nasdaq National Market delisted our common stock and since that time, our common stock has been traded on the "pink sheets," or over-the-counter market, under the symbol "DGTC.PK" and our warrants are traded under the symbol "DGTCW.PK". The "pink sheets" is an over-the-counter market which provides significantly less liquidity than established stock exchanges or the Nasdaq National Market, and quotes for stocks included in the "pink sheets" are not listed in the financial sections of newspapers as are those for established stock exchanges and the Nasdaq National Market.

As of October 21, 2004, there were approximately 904 holders of record of our common stock. The following table shows the high and low closing bid prices per share of our common stock for the past eight quarters, as reported by the over the counter market. The over-the-counter market quotations listed below reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

Fiscal Period	High	Low
Fiscal 2004		
First Quarter	$ 2.50	$ 1.75
Second Quarter	2.83	1.95
Third Quarter	2.80	2.00
Fourth Quarter	3.00	2.05
Fiscal 2003		
First Quarter	$ 3.78	$ 2.35
Second Quarter	4.01	1.90
Third Quarter	4.12	2.30
Fourth Quarter	3.50	1.75

We have not paid any cash dividends, except for the payment of cash in lieu of fractional shares, since 1983. The payment of cash dividends is prohibited under the GECC Facility. We may seek stockholder approval of a plan of liquidation, however, the Board of Directors of the Company has not yet approved any such plan of liquidation. As part of any such plan of liquidation, we may distribute cash to our stockholders in a single distribution or in a series of distributions. Any such proceeds that may be received by our stockholders as a result of any plan of liquidation may be greater or less than the current market price of our Common Stock. Other than in connection with any such plan of liquidation, we do not intend to pay any cash dividends in the foreseeable future.

The following table summarizes the securities authorized for issuance under equity compensation plans as of the end of Fiscal 2004:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans[1]
Equity compensation plans approved by security holders:			
Stock Option Plan	2,133,415	$ 3.15	316,180
Equity compensation plans not approved by security holders:			
Warrants issued in connection with the acquisition of Villa [2]	50,000	$ 7.94	None
Warrants granted for services rendered [3]	15,000	$ 7.69	None
Warrants issued in settlement of class action lawsuit [4]	1,000,000	$ 1.50	Not applicable

(1) Excludes securities to be issued upon exercise of outstanding options, warrants and rights.

(2) These warrants were granted to the former majority shareholder of Villa in connection with the acquisition of Villa in December 1999. They expire in December 2005.

(3) These warrants were granted to consultants for services rendered in 1999. They expire in October 2004.

(4) Pursuant to our class action settlement with our shareholders concerning allegations that the Company had violated federal Securities laws, we issued 2.5 million shares of our common stock and one million warrants to purchase our common stock at $2.00 per share. The issuance of these securities was pursuant to a court order issued in connection with the settlement of this class action lawsuit in January 2002, and therefore was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a) (10) thereof. These warrants were originally set to expire in March 2008.

In a motion filed in February 2004, a plaintiff class claimed damages due to Del Global's failure to timely complete a registration statement for the shares of common stock issuable upon exercise of these warrants. The class sought damages of $1.25 million together with interest and costs, and a declaration that $2 million in subordinated notes issued as part of the 2002 class action settlement were immediately due and payable. In settlement of this matter, Del Global modified the exercise, or "strike," price of the warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

The selected income statement data presented for the fiscal years ended July 31, 2004, August 2, 2003 and August 3, 2002 and the balance sheet data as of July 31, 2004 and August 2, 2003 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The income statement data for the years ended July 28, 2001 and July 29, 2000 and the balance sheet data as of August 3, 2002, July 28, 2001 and July 29, 2000 have been derived from audited financial statements not included herein. This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes included in Part II, Item 8, "Financial Statements and Supplementary Data" thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report.

(In thousands, except share amounts)	Fiscal years ended July 31, 2004[1]	August 2, 2003[2]	August 3, 2002[3]	July 28, 2001[4]	July 29, 2000
Income Statement Data:					
Net sales	$ 83,827	$ 68,212	$ 68,288	$ 70,441	$ 60,509
Gross margin	21,315	15,670	14,715	14,029	12,395
Selling, general and administrative	15,907	17,904	16,041	9,424	9,178
Research and development	1,562	1,593	1,502	2,392	1,288
Litigation settlement costs	3,652	2,126	7,713	9,759	—
Facilities reorganization costs	—	128	—	822	—
Operating income (loss)	194	(6,081)	(10,541)	(8,368)	1,929
Minority interest	559	115	197	379	(77)
Provision (benefit) for income taxes	8,691	8,233	(1,982)	(3,470)	439
Income (loss) from continuing operations	(10,729)	(15,173)	(9,919)	(5,671)	1,162
Discontinued operations	(5,095)	128	(2,093)	(2,850)	(4,800)
Net loss [5]	(15,824)	(15,045)	(12,012)	(8,521)	(3,638)
Net income (loss) per basic and diluted share					
Continuing operations	$ (1.04)	$ (1.46)	$ (1.14)	$ (0.73)	$ 0.14
Discontinued operations	(0.49)	0.01	(0.24)	(0.36)	(0.61)
Net loss per basic and diluted share[5]	$ (1.53)	$ (1.45)	$ (1.38)	$ (1.09)	$ (0.47)

	As of July 31, 2004	August 2, 2003	August 3, 2002	July 28, 2001	July 29, 2000
Balance Sheet Data:					
Working capital	$ 7,764	$ 13,598	$ 18,646	$ 22,269	$ 27,331
Total assets	49,261	60,492	77,697	81,658	82,805
Long-term debt and subordinated note	7,038	7,100	6,724	6,222	5,953
Shareholders' equity	7,775	22,979	37,141	41,791	46,062

(1) Net loss for the year ended July 31, 2004 includes $9,794 income tax provision related to the establishment of a deferred tax valuation allowance. In addition, net loss reflects the accrual of a $3,199 charge related to the DOD investigation of our RFI subsidiary and $454 related to a motion filed in February 2004 related to the warrants to purchase common stock that were issued in fiscal year 2002. For more information about these legal charges, see Part I, Item 3 "Legal Proceedings" of this Annual Report.

(2) Net loss for the year ended August 2, 2003 includes approximately $7,967 income tax provision related to the establishment of a deferred tax valuation allowance. In addition, net loss reflects the accrual of a $2,347 charge related to an ongoing DOD Investigation of our RFI subsidiary. For more information about the DOD investigation, see Part I, Item 3, and "Legal Proceedings" of this Annual Report. See Notes to Consolidated Financial Statements included in Part II, Item 8," of this Annual Report.

(3) Fiscal 2002 includes $7,713 in litigation settlement costs, principally for finalization of the settlement of a class action suit and the agreement in principle to settle an SEC investigation. See Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report.

(4) During fiscal 2001, we recorded $9,759 in litigation settlement costs related to a class action lawsuit. During fiscal 2001, we also decided to close two facilities and recorded a restructuring charge of $822.

(5) Effective August 4, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective August 4, 2002. Assuming goodwill was not amortized pursuant to SFAS No. 142, the net loss would have been $11,881,

$8,390 and $3,501 in 2002, 2001 and 2000, respectively. Net loss per basic and diluted share would have been $1.37, $1.07 and $.45 in 2002, 2001 and 2000, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to other information in this Annual Report, this Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. We caution that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict including, but not limited to, our ability to implement our business plan, retention of management, changing industry and competitive conditions, obtaining anticipated operating efficiencies, securing necessary capital facilities, favorable determinations in various legal and regulatory matters, including court approval of a settlement of the DOD investigation on terms that we can afford and that does not include a debarment from doing business with the US Government, and favorable general economic conditions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's filings with the SEC including the Company's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

OVERVIEW

The Company is primarily engaged in the design, manufacture and marketing of cost-effective medical imaging and diagnostic systems consisting of stationary and portable x-ray systems, radiographic/fluoroscopic systems, dental imaging systems and proprietary high-voltage power conversion subsystems for medical and other critical industrial applications. The Company also manufactures electronic filters, high voltage capacitors, pulse modulators, transformers and reactors, and a variety of other products designed for industrial, medical, military and other commercial applications. We manage our business in two operating segments; our Medical Systems Group and our Power Conversion Group. In addition, we have a third reporting segment, Other, comprised of certain unallocated corporate General and Administrative expenses. See Part I, Item 1, "Business-Operating Segments" of this Annual Report for discussions of the Company's segments.

As of July 31, 2004 the Company's Board committed to a plan to dispose of DHV and on October 1, 2004, we sold this division for a purchase price of $3.1 million, plus the assumption of approximately $0.8 million of liabilities. Accordingly, the results of operations have been restated to show this division as a discontinued operation.

On October 4, 2004, the Company announced that it had entered into non-binding letters of intent for the sale of both the Medical Systems Group Segment and the remainder of the Power Conversion Group Segment. The Company intends to call a meeting of stockholders to seek approval under New York law for the sale of the Medical Systems Group Segment in the event a definitive agreement is entered into for such sale. There can be no assurance that these non-binding letters of intent will result in the consummation of the sale of these segments or that the strategic alternatives process initiated by the Company will lead to any other transactions. The Company may seek stockholder approval of a plan of liquidation; however, the Board of Directors of the Company has not yet approved any plan of liquidation. Any proceeds that may be received by stockholders of the Company as a result of any plan of liquidation may be greater or less than the current market price of the Common Stock of the Company.

As described in Part I, Item 3, "Legal Proceedings" of this Annual Report in June 2003, the Company was advised that the US Government was willing to enter into negotiations regarding a comprehensive settlement of this investigation. Prior to the preliminary discussions with the US Government in June 2003, the Company had no basis to estimate the financial impact of this investigation. Based on preliminary settlement discussions with the US Government, discussions with the Company's advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of the Company's capital resources, management then developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal

2003, the Company recorded a charge of $2.3 million, which represented its estimate of the low end of a range of potential fines and legal and professional fees.

Following negotiations, Del Global reached a global settlement in February 2004 with the US Government that resolves the civil and criminal matters relating to the DOD's investigation. The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $4.6 million if paid by June 30, 2004 and $5.0 million if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge of approximately $3.2 million in the second quarter of fiscal 2004. This charge represents the difference between the $2.3 million charge taken during the third quarter of fiscal 2003, and the up to $5.0 million in fines and restitution, plus estimated legal and professional fees related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet.

On September 30, 2004, pursuant to the terms of the settlement, Del Global fulfilled its obligation under this agreement by paying to the US Government the sum of $5 million representing fines and restitution. On October 7, 2004, RFI entered a criminal guilty plea to a single count conspiracy charge pursuant to the settlement and a criminal plea agreement. Sentencing will occur at a later date to be determined. There can be no assurance that the court will not impose additional fines or restitution, or that the combined civil and criminal restitution imposed by the court will not vary significantly from the amount of fines and restitution the Company has paid to date.

Del Global has been working with the Defense Logistics Agency, a component of the DOD, to avoid any future limitations on the ability of the Company to do business with US Government entities. Such limitations could include the US Government seeking a "debarment" or exclusion of the Company from doing business with US Government entities for a period of time. The Company has made a written and oral submission to that agency detailing the remedial measures that the Company has taken to help ensure future compliance. If the US Government decides not to debar RFI, Del Global, RFI and the US Government will need to execute a written compliance agreement. No assurance can be given that the Company, RFI and the US Government will enter into any such agreement or that debarment will be avoided.

Management believes a resolution of this legal matters would be an important step towards closure of the past legal, regulatory and financial reporting matters confronting the Company.

Our businesses continue to compete vigorously and we continue to enjoy good relationships with our customers.

CRITICAL ACCOUNTING POLICIES

Complete descriptions of significant accounting policies are outlined in Note 1 of the Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report. Within these policies, we have identified the accounting for deferred tax assets and the allowance for obsolete and excess inventory as being critical accounting policies due to the significant amount of estimates involved. In addition, for interim periods, we have identified the valuation of finished goods inventory as being critical due to the amount of estimates involved.

Deferred Taxes

We account for deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," whereby we recognize an asset related to our net operating loss carry forwards and other temporary differences between financial reporting basis and income tax basis. The valuation of our deferred tax assets and the recognition of tax benefits in each period assumes future taxable income and profitability. We periodically evaluate the likelihood of the recoverability of our deferred tax asset recognized, based upon our actual operating results and expectations of future operating profits.

During February and again in August 2004, as part of our customary six month planning and review cycle, management updated each business units' forecast and operating results, and concluded that it was prudent to record additional valuation allowances of $9.8 million, thereby increasing the total valuation allowance to $19.9 million against 100% of both long and short-term US .domestic deferred tax assets. The valuation allowance was computed by estimating the amount of future taxable income expected over the net operating loss carry forward period, and that estimate was based principally on the Company's recent performance. The valuation allowance recorded is the estimate of the amount of deferred tax assets that are more likely than not to go unrealized by the Company.

A corresponding amount was recorded as an income tax provision during the second and fourth quarters of fiscal 2004. We anticipate it is more likely than not the remaining deferred tax asset which relates to our Villa subsidiary will be utilized against future operating profits or as an offset to dividend income received from our Villa subsidiary. However, we can make no assurances that our business will generate profits in the future.

Obsolete and excess inventory

Another significant estimate is our allowance for obsolete and excess inventory. We re-evaluate our allowance for obsolete inventory once a quarter, and this allowance comprises the most significant portion of our inventory reserves. The re-evaluation of reserves is based on a written policy, which requires at a minimum that reserves be established based on our analysis of historical actual usage on a part-by-part basis. In addition, if management learns of specific obsolescence in addition to this minimum formula, these additional reserves will be recognized as well. Specific obsolescence might arise due to a technological or market change, or based on cancellation of an order. As we typically do not purchase inventory substantially in advance of production requirements, we do not expect cancellation of an order to be a material risk. However, market or technology changes can and do happen.

Valuation of finished goods inventories

In addition, we use certain estimates in determining interim operating results. The most significant estimates in interim reporting relate to the valuation of finished goods inventories. For certain subsidiaries, for interim periods, we estimate the amount of labor and overhead costs related to finished goods inventories. As of July 31, 2004, finished goods represented approximately 21% of the gross carrying value of our total gross inventory. We believe the estimation methodologies used to be appropriate and are consistently applied.

CONSOLIDATED RESULTS OF OPERATIONS – CONTINUING OPERATIONS

Fiscal 2004 Compared to Fiscal 2003

Consolidated net sales of $83.8 million for fiscal year 2004 increased by $15.6 million or 22.9% from fiscal 2003 net sales of $68.2 million. The Medical Systems Group fiscal 2004 sales of $70.8 million improved by $14.7 million or 26.1%, with most of the increase at our international location offsetting a decline at domestic locations, plus favorable exchange rate effects from the translation of Villa's financial statements from euros to dollars of approximately $1.4 million. This increase in sales included the second quarter fiscal 2004 shipment of $8.2 million of medical equipment to the Ministry of Social Services in Mexico. The Power Conversion Group fiscal 2004 sales of $13.1 million improved by $1.0 million or 8.0%. Prior year Power Conversion Group sales were lower due to effects of the DOD investigation.

Consolidated backlog at July 31, 2004 was $25.9 million versus backlog at August 2, 2003 of approximately $16.3 million. The backlog in the Medical Systems Segment increased by $9.6 million on strong international orders, and Power Conversion Group backlog remained even levels at the beginning of the fiscal year. Substantially all of the backlog should result in shipments within the next 12 months.

Gross margins as a percent of sales were 24.5% in fiscal 2004, compared to 23.0% in fiscal 2003. The Power Conversion Group's margins for fiscal 2004 were 30.2% versus 28.9% in the prior year. The fiscal 2004 margins increased due to improvements in procurement practices resulting in lower average material costs. The Medical

Systems Group's fiscal 2004 gross margins were 24.5% compared to 21.7% in fiscal 2003 due to higher margins domestically as a result of cost control measures.

Selling, General and Administrative expenses ("SG&A") for fiscal 2004 were $15.9 million (19.0% of sales), compared to $17.9 million (26.2% of sales) in the same period in the prior year. The decline in SG&A during fiscal 2004 is a result of reduced corporate legal and accounting costs.

During fiscal 2004, we reached a settlement with the US government regarding the civil and criminal aspects of the previously disclosed Department of Defense ("DOD") investigation of our RFI subsidiary (See Item 3 "Legal Proceedings"). The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $5.0 million if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge for Litigation settlement costs of approximately $3.2 million in the second quarter of fiscal 2004. This charge represents the difference between the $2.3 million charge taken during the third quarter of fiscal 2003, and the up to $5.0 million in fines and restitution, plus estimated legal and professional fees, related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet. During the first quarter of fiscal 2005, the Company paid the US Government $5.0 million pursuant to a written settlement agreement with the DOD, as explained more fully in Liquidity and Capital Resources, below.

In February 2004, a plaintiff class filed a motion claiming damages due to Del Global's failure to timely complete a registration statement for the shares of common stock issuable upon exercise of warrants which were issued in conjunction with a class action settlement approved by the courts in January 2002. In settlement of this matter, Del Global modified the exercise, or "strike," price of the warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009. During the fourth quarter of Fiscal 2004, the Company recorded a charge of approximately $0.5 million to Litigation Settlement Costs in recognition of the modification to the warrants and the related legal and professional fees incurred.

As a result of the foregoing, we recognized operating income of $0.2 million in fiscal 2004 as compared to an operating loss of $6.1 million in fiscal 2003. The Medical Systems Group posted operating income of $5.4 million in fiscal 2004 as compared to $1.0 million in fiscal 2003. This was offset by operating losses of $1.6 million and $1.3 million at the Power Conversion Group in 2004 and 2003, respectively. Unallocated corporate costs were $3.7 million in fiscal 2004 as compared to $5.8 million in fiscal 2003.

Interest expense for fiscal 2004 was higher than the prior year's comparable period reflecting $0.6 million in fees related to an amendment of the GECC Facility.

During fiscal 2003, the Company recognized other income of $0.5 million related to the settlement of a dispute in connection with a 1999 product line acquisition and $0.1 million related to foreign exchange gains on a deposit denominated in euros. During fiscal year 2004, the Company recognized other income of $0.1 million, which included $0.2 million of income related to favorable settlements of product royalty disputes, offset by other losses.

The provision for income taxes for 2004 reflects the establishment of a $9.8 million deferred tax valuation allowance as discussed in Critical Accounting Policies, above. As of July 31, 2004 the Company's domestic deferred tax assets are subject to a 100% valuation allowance based on management's analysis of the likelihood of the recoverability of the remaining domestic deferred tax assets. Any remaining deferred tax assets on our balance sheet as of July 31, 2004 relate to our Villa subsidiary which has been historically profitable. During fiscal 2003, the Company established a $7.9 million valuation allowance, as discussed above.

Minority interest for fiscal 2004 was $0.6 million as compared to $0.1 million in fiscal 2003. This increase reflects the improved operating results of our foreign subsidiary in the Medical Systems Group.

As discussed above, Discontinued Operations are related to our Del High Voltage Division, which was sold on October 1, 2004. Discontinued operations in fiscal 2004 included a write down of assets to net realizable value of

$3.5 million and losses from operations of $1.6 million. In fiscal 2003, discontinued operations had net income of $0.1 million.

Reflecting the above, we recorded a net loss of $15.8 million, or $1.53 per share, in fiscal 2004 as compared to a net loss of $15.0, or $1.45 per share million in fiscal 2003.

Fiscal 2003 Compared to Fiscal 2002 – Continuing Operations

Consolidated net sales of $68.2 million for fiscal 2003 were comparable to fiscal 2002 net sales of $68.3 million, with increases at our Medical Systems Group, offset by decreases at the Power Conversion Group. The Medical Systems Group's fiscal 2003 sales of $56.1 million improved by 2% from fiscal 2002 levels due to increased domestic shipments and favorable exchange rate effects on international sales made in euros. However, on a proforma basis, factoring out the approximately $5.2 million effect of favorable rate changes, the Medical Systems Group's fiscal 2003 sales would have posted a decline of approximately $4.1 million due to weaker euro denominated international shipments. The Power Conversion Group's fiscal 2003 sales of $12.1 million decreased by 9% from fiscal 2002 levels, primarily reflecting disruptions due to the DOD investigation.

Consolidated backlog at August 2, 2003 was $16.3 million versus backlog at August 3, 2002 of approximately $14.1 million. The increase in backlog from beginning of year levels was across all business units. Substantially all of the backlog should result in shipments within the next 12 months.

Gross margins as a percent of sales were 23% for fiscal 2003, compared to 22% in fiscal 2002. The Power Conversion Group's fiscal 2003 margins were 29%, versus 18% in the prior year period, reflecting the effects of unfavorable inventory adjustments in the prior year, offset by inventory writedowns and adjustments primarily related to the consolidation of the Hicksville facility. The Power Conversion Group's fiscal 2003 margins were, partially offset by depressed margins at RFI in the first quarter due to the DOD investigation. Despite expected operating efficiencies due to increased shipments, the Medical Systems Group's gross margins of 22% were comparable to the prior year period, primarily due to the higher margins in the prior year from shipment of previously written off product.

Selling, general & administrative ("SG&A") expenses for fiscal 2003 of $17.9 million (or 26% of sales) included unusually high legal and accounting fees of $2.3 million, incurred in connection with legal matters (including $0.4 million of legal costs associated with a proxy contest). In addition, we incurred approximately $0.6 million of other costs related to a proxy contest, including the reimbursement of costs to an institutional shareholder group. SG&A expenses for fiscal 2002 were $16.0 million and included $3.7 million of unusually high accounting and consulting fees. Excluding the unusually high legal, accounting fees and proxy contest costs, SG&A for fiscal 2003 increased by $2.7 million from the same period last year, reflecting the factors discussed above, plus a payment of $0.2 million during the first quarter related to the separation of the former president of Villa.

Facilities reorganization costs of $128 for fiscal 2003 relate to the build out of corporate office space within the facility in Valhalla shared by the discontinued DHV division.

During the third quarter of fiscal 2003, we received approximately $0.4 million in settlement of claims against a former CEO of the Company. After netting related legal fees incurred in the third quarter, we recorded a recovery of $0.2 million during that period. Prior year amounts include a $0.3 million insurance recovery of class action litigation related legal costs.

In June 2003, as described in Part I Item 3, "Legal Proceedings" of this Annual Report, we began preliminary discussions with the US Government regarding a potential comprehensive settlement of the ongoing DOD investigation of our RFI subsidiary. Based on preliminary settlement discussions with the US Government, discussions with our legal advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of our capital resources, management developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal 2003, we recorded a charge of $2.3 million, which represents our estimate of the low end of a range of potential fines and legal and professional fees.

The liability associated with this charge is included in the litigation settlement reserves on the accompanying balance sheet as of August 2, 2003.

During the third quarter of fiscal 2002, as a result of obtaining the final court approval of the class action settlement agreement, we recognized an additional non-cash charge of $7.1 million attributable to the final valuation of the shares and warrants to be issued in that settlement. These shares and warrants were originally valued at $4.4 million in July 2001 pending final court approval but as of the final settlement date January 29, 2002 were revalued upward by $7.1 million to $11.5 million. The Company also incurred additional legal expenses of approximately $0.2 million bringing the total charge to $7.2 million in the third quarter of fiscal 2002.

As a result of the foregoing, we recognized a fiscal 2003 operating loss of $5.9 million compared to a loss of $10.5 million in fiscal 2002. The Medical Systems Group posted a fiscal 2003 operating profit of $1.0 million, offset by a $2.5 million operating loss at the Power Conversion Group, and unallocated corporate costs of $4.4 million reflecting the higher legal and accounting costs as described above. The prior year's results reflect a $7.2 million charge related to the class action settlement, as described above.

Interest expense for fiscal 2003 was higher than the prior year's, reflecting decreased interest rates offset by higher average borrowing levels.

Other income includes a recovery in the first quarter of fiscal 2003 of $0.5 million related to the settlement of a dispute in connection with a 1999 product line acquisition and $0.1 million related to foreign exchange gains on a deposit denominated in euros.

Provision for income taxes for fiscal 2003 reflects the establishment of a total of $7.9 million of deferred tax valuation allowances against our domestic deferred tax assets as discussed in Critical Accounting Policies, above. Any remaining deferred tax activity recorded in fiscal 2003 relates to adjustments recorded at Villa.

Discontinued Operations

As discussed above, Discontinued Operations are related to our Del High Voltage Division, which was sold on October 1, 2004. In fiscal 2003, discontinued operations had net income of $0.1 million as compared to a loss of $2.1 million in fiscal 2002.

Reflecting the above, we recorded net losses of $15.0 million or $1.45 per share in fiscal 2003 compared to a net loss of $12.0 million or $1.38 per share in fiscal 2002. Current year earnings per share amounts reflect the 2,500,000 additional shares issued in conjunction with the shareholder settlement.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2004 Compared to Fiscal 2003

We fund our investing and working capital needs through a combination of cash flow from operations and short-term credit facilities.

Working Capital — At July 31, 2004 and August 2, 2003, our working capital was approximately $7.8 million and $13.6 million, respectively. At such dates, we had approximately $4.8 million and $1.4 million, respectively, in cash and cash equivalents, the majority of which is at our Villa Subsidiary in Italy. As of July 31, 2004, we had approximately $5.8 million of excess borrowing availability under our domestic revolving credit facility compared to $3.8 million at August 2, 2003.

In addition, as of July 31, 2004, our Villa subsidiary had an aggregate of approximately $7.5 million of excess borrowing availability under its various short-term credit facilities compared to $6.7 million of excess borrowing availability at August 2, 2003. Terms of the Italian credit facilities do not permit the use of borrowing availability to finance operating activities at our US subsidiaries.

Cash Flows from Operating Activities – For the year ended July 31, 2004, the Company generated approximately $6.0 million of cash from operations, compared to a generation of $4.8 million in prior fiscal year. Contributing to cash generation in the fiscal 2004 were increases in trade payables and accrued liabilities. Fiscal 2003 included the collection of approximately $4.1 million in income tax receivable. This income tax receivable was the result of filing amended tax returns and carryback claims for fiscal 1997 through 2001 due to a change in the tax laws permitting loss carry-backs of five years from two years.

Cash Flows from Investing Activities — We have expended approximately $0.5 million for facility improvements and capital equipment for the year ended July 31, 2004 compared to $2.0 million for the prior fiscal year. Fiscal 2004 capital expenditures were lower than the expenditures in fiscal 2003 due to the completion of the facility consolidation work in Valhalla and the HVAC system in Italy during fiscal 2003.

Cash Flows from Financing Activities — During the year ended July 31, 2004, we repaid a total of approximately $4.2 million of indebtedness on our domestic and Italian borrowings. In addition the Villa subsidiary paid a dividend of approximately $2.5 million, of which $0.5 million was paid to Villa's minority shareholders. The remaining $2.0 million, net of withholding taxes was an intercompany transaction with the Parent Company and eliminated in the accompanying consolidated financial statements.

The following table summarizes our contractual obligations, including debt and operating leases at July 31, 2004 (in thousands):

Obligations	Total (1)	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	$ 2,733	$ 564	$ 1,155	$ 568	$ 446
Capital Lease Obligations	3,073	368	897	994	814
Subordinated Note	2,000	—	2,000	—	—
Operating Lease Obligations	953	514	421	18	—
Total Contractual Cash Obligations	$ 8,759	$ 1,446	$ 4,473	$ 1,580	$ 1,260

(1) In addition, as of July 31, 2004 we had approximately $2.7 million in revolving credit debt in the US and $0.3 million in Italy. The Italian credit facilities are generally renewed on a yearly basis and the GECC Facility, as amended matures in August 2005. The maturity of the GECC Facility is subject to acceleration upon certain events of default as defined in the credit agreement, including uncured covenant defaults. The maturity is also subject to acceleration upon the consummation of the transactions contemplated by the non-binding letters of intent the Company signed in October 2004 for the sale of the Company's remaining businesses.

Credit Facility and Borrowing — The Company has a $5 million senior revolving credit agreement, as amended, entered into on June 10, 2002 with Transamerica Corporation. In January 2004, GECC completed the acquisition of Transamerica Corporation and assumed the ownership and administration of our US credit facility. This facility, as amended, expires on the earlier of August 1, 2005 or the sale of substantially all of the assets or stock of RFI or the Medical Systems Group Segment. Interest under the GECC facility is based on thirty day commercial paper rates plus a margin of 3.5%. The interest rate on the revolving line of credit was 4.75% at August 2, 2003 and 5.0% at July 31, 2004. The GECC Facility is subject to commitment fees of 3/8% on the daily unused portion of the facility, payable monthly. Under terms of the GECC Facility, interest is calculated based on the higher of the actual balance, or a floor revolving credit balance of $5 million. The GECC Facility is secured by substantially all of the Company's accounts receivable, inventory, and fixed assets in the US The terms of the GECC Facility require the Company to comply with various operational and financial covenants, and place limitations on the Company's ability to make capital expenditures and to pay dividends.

As of January 31, 2004, the Company was out of compliance with the Adjusted Earnings, Adjusted US Earnings, Senior Debt Ratio, and Fixed Charge Coverage Ratio covenants of the GECC Facility. In March 2004, the Company received a waiver of these covenant defaults from GECC and signed a Fourth Amendment to the credit facility with GECC. This Fourth Amendment (i) includes revisions to the financial covenants, (ii) provides for a $100,000 waiver fee payable immediately and a $500,000 fee (the "Performance Fee") payable to GECC earned immediately but payable on the earlier to occur of (a) the expiration date of the GECC Facility and/or (b) the date of repayment of all amounts outstanding under and the termination of the GECC Facility, (iii) includes the elimination of the early termination fee under the GECC facility, (iv) contains the consent of GECC for the Company to obtain funding from a junior lender to fund the proposed settlement regarding the DOD matter, (v) replaces the existing prime rate and LIBOR pricing with pricing based on 30 day Commercial Paper plus 3.5% and (vi) requires the Company to have entered into a written settlement agreement regarding the DOD matter on terms acceptable to GECC and to have paid the US Government an amount not to exceed $5.0 million with respect to such settlement by September 30, 2004.

As of July 31, 2004 the Company was out of compliance with the Fixed Charge Coverage Ratio and Net Worth covenants of the GECC Facility due to the impairment charges related to the treatment of DHV as a discontinued operation and the expected selling price of DHV business unit. In September 2004, the Company received a waiver of these covenants as well as a consent to sell the assets of the DHV business as described herein and signed a Fifth Amendment to the credit facility with GECC. This Fifth Amendment (i) authorizes the borrowers to use up to $2.0 million of GECC facility borrowings to pay the fines and restitution pursuant to the DOD settlement,(ii) (a)provides a consent to the Company obtaining a $0.6 million intercompany loan from Villa (the "Villa Loan"), (b)provides a consent for the Company to cancel approximately $0.1 million of intercompany debt due from Villa, (c) provides a consent that proceeds of the Villa loan, repayment of intercompany indebtedness from Villa and dividends paid from Villa to the Company, in an aggregate amount not to exceed $3.0 million may be paid directly to the Company for use in payment of the DOD settlement, (iii) provides a consent to the DHV sale and (iv) modified the expiration of the credit facility to the earlier of (a) December 31, 2004 or (b) the sale of the assets or stock of RFI or the Medical Systems Group segment. While the Company expects to be able to meet covenants in the GECC Facility, there can be no assurance that the Company will be able to continue to meet them. If the Company were to breach the covenants, GECC could accelerate the amounts due under and foreclose on assets securing the GECC Facility and the Company would be forced to seek alternative sources of funding for its debt repayment obligations. Previously, the Company has breached certain financial covenants in the GECC Facility, during fiscal 2003 and fiscal 2004, for which it has obtained waivers of non-compliance.

On October 25, 2004, the Company signed a Sixth Amendment to the GECC Facility. This Sixth Amendment; (i) extends the maturity of the credit facility to the earlier of (a) August 1, 2005 or (b) the sale of substantially all of the assets or stock of RFI or the Medical Systems Group segment, (ii) reduces the maximum formula based borrowing cap from $10 million to $5 million (iii) accelerates the payment of the $500,000 Performance Fee immediately upon signing as a charge against the credit facility, (iv) provides for a $50,000 extension fee payable immediately as a charge against the facility and (v) provides for an additional fee of $10,000 per month for each month the credit facility remains outstanding subsequent to December 2004.

Our Villa subsidiary is a party to various short-term credit facilities with interest rates ranging from 6% to 14%. These facilities generally renew on a yearly basis and include overdraft, receivables and import export financing facilities. In addition, Villa is a party to various medium-term commercial and Italian Government long-term loans. Medium term facilities have interest rates ranging from 3 to 6%, with principal payable semi-annually through maturity in March 2007, and interest payable quarterly. The Government long-term facilities have an interest rate of 3.4% with principal payable annually through September 2010. Villa's manufacturing facility is subject to a capital lease obligation which matures in 2011 with an option to purchase. Villa is in compliance with all related financial covenants under these short and long-term financings.

As of May 1, 2004, the Company has a frozen defined benefit plan that is under funded. In accordance with SFAS No. 88, at the time of final settlement of the pension plan, the Company will recognize an expense to recognize its unfunded status. In September 2004, the Company began the process of terminating this plan. At time of settlement, which is expected in the third quarter of fiscal 2005, the Company expects to recognize a related charge of approximately $0.5 million, including a cash disbursement of approximately $0.1 million.

On March 23, 2004, we filed a registration statement with the SEC covering the issuance of one million shares of our common stock underlying warrants that were issued to certain shareholders in connection with the previous shareholder litigation. The SEC declared this registration statement effective on May 7, 2004. Shareholders are able to exercise the warrants issued as part of the shareholder litigation settlement and purchase the Company's common stock at a price, as amended of $1.50 per share subject to compliance with applicable blue sky laws. These warrants are also callable by the Company at a price of $0.25 per warrant, if the Common Stock trades at or above $4 per share for ten (10) consecutive days. We anticipate using any proceeds received from the exercise of the warrants to pay down our GECC Facility.

On February 6, 2004, a motion was filed for summary judgment to enforce a January 2002 class action settlement agreement entered into by the Company. The motion sought damages in the amount of $1,250,000, together with interest, costs and disbursements, and a declaration that $2,000,0000 in promissory notes issued as part of the class action settlement are immediately due and payable, as the value of damages due to the Company's failure to complete the registration statement noted above.

In July 2004, in settlement of this matter, Del Global modified the exercise, or "strike," price of the warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009. During the fourth quarter of Fiscal 2004, the Company recorded a charge of approximately $0.5 million to Litigation Settlement Costs in recognition of the modification to the warrants and the related legal and professional fees incurred

As described in "Legal Proceedings" Part I, Item 3 of this Annual Report, on March 8, 2002, RFI, a subsidiary of the Company and the remaining part of the Power Conversion Group segment, was served with a subpoena by the US Attorney for the Eastern District of New York in connection with an investigation by the DOD. RFI supplies electro magnetic interference filters for communications and defense applications. Since March 2002, the DOD has been investigating certain past practices at RFI which date back more than six years and pertain to RFI's Military Specification testing, record keeping and general operating procedures. Management retained special counsel to represent the Company on this matter. The Company has cooperated fully with this investigation, including voluntarily providing employees to be interviewed by the Defense Criminal Investigative Services division of the DOD.

In June 2003, the Company was advised that the US Government was willing to enter into negotiations regarding a comprehensive settlement of this investigation. Prior to the preliminary discussions with the US Government in June 2003, the Company had no basis to estimate the financial impact of this investigation. Based on preliminary settlement discussions with the US Government, discussions with the Company's advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of the Company's capital resources, management then developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal 2003, the Company recorded a charge of $2.3 million, which represented its estimate of the low end of a range of potential fines and legal and professional fees.

Following negotiations, Del Global reached a global settlement in February 2004 with the US Government that resolves the civil and criminal matters relating to the DOD's investigation. The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $4.6 million if paid by June 30, 2004 and $5.0 million if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge of approximately $3.2 million in the second quarter of fiscal 2004. This charge represents the difference between the $2.3 million charge taken during the third quarter of fiscal 2003, and the up to $5.0 million in fines and restitution, plus estimated legal and professional fees related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet.

On September 30, 2004, pursuant to the terms of the settlement, Del Global fulfilled its obligation under this agreement by paying to the US Government the sum of $5 million representing fines and restitution. On October 7, 2004, RFI entered a criminal guilty plea to a single count conspiracy charge pursuant to the settlement and a criminal plea agreement. Sentencing will occur at a later date to be determined. There can be no assurance that the court will not impose additional fines or restitution, or that the combined civil and criminal restitution imposed by the court will not vary significantly from the amount of fines and restitution the Company has paid to date.

Del Global has been working with the Defense Logistics Agency, a component of the DOD, to avoid any future limitations on the ability of the Company to do business with US Government entities. Such limitations could include the US Government seeking a "debarment" or exclusion of the Company from doing business with US Government entities for a period of time. The Company has made a written and oral submission to that agency detailing the remedial measures that the Company has taken to help ensure future compliance. If the US Government decides not to debar RFI, Del Global, RFI and the US Government will need to execute a written compliance agreement. No assurance can be given that the Company, RFI and the US Government will enter into any such agreement or that debarment will be avoided.

The Company funded the $5 million paid pursuant to this settlement by a combination of $2 million in borrowings under its GECC facility and the receipt of a combination of dividends, return of intercompany amounts and a $0.6 million intercompany advance from the Company's Villa subsidiary, totaling $3.0 million.

There can be no assurance that court approval will be reached and, that the ultimate fines and outcome of any settlement will not vary significantly from the amount of fines and restitution the Company has paid to date

The Company's Board of Directors elected at the Company's Annual Meeting of Shareholders held on May 29, 2003 has reviewed the "change in control" provisions regarding payments totaling up to approximately $1.8 million under the employment agreement between the Company and its former Chief Executive Officer, Samuel Park. As a result of this review and based upon, among other things, the advice of special counsel, the Company's Board of Directors has determined that no obligation to pay these amounts has been triggered. Prior to his departure from the Company on October 10, 2003, Mr. Park orally informed the Company that, after reviewing the matter with his counsel, he believed that the obligation to pay these amounts has been triggered. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change in control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change in control payment was or is due to Mr. Park and that an amendment to the employment contract with Mr. Park regarding advancement and reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change of control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change in control payment was or is due to Mr. Park, and that an amendment to the employment contract with Mr. Park regarding advancement and reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. The suit is now in the discovery phase. The parties are in the process of exchanging documents, and depositions are to be conducted in November, 2004. If Mr. Park prevails on his claims and the payments he seeks are required to be paid in a lump sum, these payments may have a material adverse effect on the Company's liquidity. It is not possible to predict the outcome of these claims; however, the Company's Board of Directors does not believe that such a claim is reasonably likely to result in a material decrease in the Company's liquidity in the foreseeable future.

The outcome of the elections at the Company's Annual Meeting of Shareholders held on May 29, 2003 represents a change in control under change in control agreements between the Company and each of four other members of executive management. However, as each of these agreements contains "double-triggers" requiring the termination of the individual, no change in control payments are currently due to any such individuals. In August, 2004 the Company entered into a settlement agreement and release with the former CFO whereby the former officer provided a general release to the Company, including a release from any potential claim under his change in control agreement, in exchange for approximately $0.2 million.

On October 1 2004, the Company completed the sale of its DHV division for $3.1 million plus the assumption of $0.8 million of liabilities as described more fully in Note 2 of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report. Also during the first quarter of fiscal 2005, the Company signed non-binding letters of intent for the sale of the Medical Systems Group Segment and the remaining business of the Power Conversion Group Segment. These letters of intent are non-binding and subject to customary closing conditions, including , in the case of the Medical Systems Group Segment, approval of the Company's stockholders. The Company also announced in October 2005 that it may seek stockholder approval of a plan of liquidation; however, the Board of Directors of the Company has not yet approved any plan of liquidation. Any proceeds that may be received by Stockholders of the Company as a result of any plan of liquidation may be greater or less than the current market price of the Common Stock of the Company.

The Company has or had no investments in unconsolidated variable interest entities or other off balance sheet arrangements during any of the periods presented in this Annual Report on Form 10-K

We anticipate that cash generated from strategic alternatives, including asset sales and additional financings, operations and amounts available from credit facilities will be sufficient to satisfy any remaining obligations under the DOD Settlement and currently projected operating cash needs for at least the next twelve months, and for the foreseeable future. However, there is no assurance that any alternatives will be available to the Company on acceptable terms at such time or at all. No assurances can be given that the Company will be able to consummate the transactions outlined in the letters of intent, or consummate a plan of liquidation.

Effects of New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities ("VIE"), an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. For VIEs entered into prior to February 1, 2003, FIN 46 was originally effective for interim periods beginning after June 15, 2003. In October 2003, the FASB deferred this effective date until interim or annual periods ending after December 15, 2003. Early adoption is permitted. The adoption of FIN 46 for these VIEs is not expected to have a material impact on the Company's consolidated financial condition or results of operations. FIN 46 further requires the disclosure of certain information related to VIEs in which the Company holds a significant variable interest. As of July 31, 2004 and August 2, 2003, the Company did not own any such interests that required disclosure.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not ordinarily hold market risk sensitive instruments for trading purposes. We do, however, recognize market risk from interest rate and foreign currency exchange exposure.

Interest rate risk

Our US and foreign revolving credit facilities and certain of our Italian subsidiary's long-term debt incur interest charges that fluctuate with changes in market interest rates. See Note 6 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report. Based on the balances as of July 31, 2004, an increase of 1/2 of 1% in interest rates would increase interest expense by approximately $50,000 annually. There is no assurance that interest rates will increase or decrease over the next fiscal year. Because we believe this risk is not material, we do not undertake any specific steps to reduce or eliminate this risk.

Foreign currency risk

The financial statements of Villa are denominated in Euros. Based on our historical results and expected future results, Villa accounts for approximately 43% to 55% of our total revenues, based in part on the rate at which Villa's Euro denominated financial statements have been or will be converted into US dollars. In addition, over the last 3 years, Villa has contributed positive operating income, as compared to our consolidated operating losses. Having a portion of our future income denominated in Euros exposes us to market risk with respect to fluctuations in the US dollar value of future Euro earnings. A 10% decline in the value of the Euro in fiscal 2004, for example, would have reduced sales by approximately $4.8 million, and would have increased our consolidated loss from continuing operations by approximately $464,000 (due to the reduction in the US dollar value of Villa's operating income.)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company, including the notes to all such statements and other supplementary data are included in this report beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of the Company's management, including Walter F. Schneider, Chief Executive Officer and Mark A Koch, Principal Accounting Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules 13a-15e and 15d-15e promulgated under the Securities Exchange Act of 1934, as amended, as of the date of this Annual Report. Based upon that evaluation, the Chief Executive Officer and Principal Accounting Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Securities Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

In the ordinary course of business, the Company routinely enhances its information systems by either upgrading its current systems or implementing new systems. There were no changes in the Company's internal controls or in other factors that could significantly affect these controls, during the Company's fourth fiscal quarter ended July 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item 10 for all directors and executive officers of the Company is incorporated herein by reference to the Company's definitive Proxy Statement pursuant to Regulation 14A for the 2005 Annual Meeting of Stockholders, which Proxy Statement will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 with respect to executive compensation is incorporated herein by reference to the Company's definitive Proxy Statement pursuant to Regulation 14A for the 2005 Annual Meeting of Stockholders, which Proxy Statement will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 with respect to security ownership of directors, executive officers and substantial stockholders is incorporated herein by reference to the Company's definitive Proxy Statement pursuant to Regulation 14A for the 2005 Annual Meeting of Stockholders, which Proxy Statement will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 with respect to certain relationships and transactions between directors and executive officers and substantial stockholders of the Company with the Company is incorporated by reference to the Company's definitive Proxy Statement pursuant to Regulation 14A for the 2005 Annual Meeting of Stockholders, which Proxy Statement will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 with respect to principal accounting fees and services is incorporated by reference to the Company's definitive Proxy Statement pursuant to Regulation 14A for the 2005 Annual Meeting of Stockholders, which Proxy Statement will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

		Page Number
(a) 1.	**Financial Statements**	
	CONSOLIDATED FINANCIAL STATEMENTS OF DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES:	
	Report of Independent Registered Public Accounting Firm	F1
	Consolidated Balance Sheets as of July 31, 2004 and August 2, 2003	F2 - F3
	Consolidated Statements of Operations for the Fiscal Years Ended July 31, 2004, August 2, 2003 and August 3, 2002	F4
	Consolidated Statements of Cash Flows for the Fiscal Years Ended July 31, 2004, August 2, 2003 and August 3, 2002	F5
	Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended July 31, 2004, August 2, 2003 and August 3, 2002	F6 – F7
	Notes to Consolidated Financial Statements for the Fiscal Years Ended July 31, 2004, August 2, 2003 and August 3, 2002	F8 – F27
2.	**Financial Statement Schedules**	
	Schedule II Valuation and Qualifying Accounts	F-28

3. Exhibits

Exhibit Number	Description of Document
2.1	Stock Purchase Agreement (related to the acquisition of Villa Sistemi Medicali S.p.A.) dated as of December 28, 1999. Filed as Exhibit 2.1 to Del Global Technologies Corp. Current Report on Form 8-K dated May 4, 2000 and incorporated herein by reference.

Exhibit Number	Description of Document
2.2	Asset Purchase Agreement dated as of October 1, 2004 by and between Spellman High Voltage Electronics Corporation and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed October 7, 2004 and incorporated herein by reference.
3.1	Certificate of Incorporation dated October 25, 1954. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.2	Certificate of Amendment of Certificate of Incorporation dated January 26, 1957. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.3	Certificate of Amendment of Certificate of Incorporation dated July 12, 1960. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.4	Certificate of Amendment of Certificate of Incorporation dated March 18, 1985. Filed as Exhibit 3.5 to Del Electronics Corp. Form 10-K for the year ended August 2, 1989 and incorporated herein by reference.
3.5	Certificate of Amendment of Certificate of Incorporation dated January 19, 1989. Filed as Exhibit 4.5 to Del Electronics Corp. Form S-3 (No. 33-30446) filed August 10, 1989 and incorporated herein by reference.
3.6	Certificate of Amendment of the Certificate of Incorporation of Del Electronics Corp., dated February 5, 1991. Filed with Del Electronics Corp. Proxy Statement dated January 22, 1991 and incorporated herein by reference.
3.7	Certificate of Amendment of the Certificate of Incorporation of Del Electronics Corp. dated February 14, 1996. Filed as Exhibit 3.6 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 1, 1998 and incorporated herein by reference.
3.8	Certificate of Amendment of Certificate of Incorporation of Del Global Technologies Corp. dated February 13, 1997. Filed as Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended February 1, 1997 and incorporated herein by reference.
3.9	Amended and Restated By-Laws of Del Global Technologies Corp. Filed as Exhibit 3.1 to Current Report on Form 8-K dated September 5, 2001 and incorporated herein by reference.
3.10	Amendment No. 1 to the Amended and Restated By-Laws of Del Global Technologies Corp. dated July 17, 2003. Filed as Exhibit 3.01 to Current Report on Form 8-K dated July 30, 2003 and incorporated herein by reference.
4.1	**Intentionally Omitted.**
4.2	**Intentionally Omitted.**
4.8	Warrant Certificate of Laurence Hirschhorn. Filed as Exhibit 4.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.
4.9	Warrant Certificate of Steven Anreder. Filed as Exhibit 4.2 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.
4.10	Warrant Certificate of UBS Capital S.p.A. dated as of December 28, 1999. Filed as Exhibit 4 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.

Exhibit Number	Description of Document
4.11*	Del Global Technologies Corp. Amended and Restated Stock Option Plan (as adopted effective as of January 1, 1994 and as amended December 14, 2000). Filed as Exhibit 4.11 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
4.12*	Stock Purchase Plan. Filed as Exhibit 4.9 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 29, 1989 and incorporated herein by reference.
4.13*	Option Agreement, substantially in the form used in connection with options granted under the Plan. Filed as Exhibit 4.8 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 29, 1989 and incorporated herein by reference.
4.14*	Option Agreement dated as of December 28, 1999. Filed as Exhibit 4.2 to Del Global Technologies Corp. Current Report on Form 8-K dated May 4, 2000 and incorporated herein by reference.
4.15	Warrant Agreement substantially in the form used for 1,000,000 warrants issued in connection with the settlement of the Class Action Lawsuit on January 29, 2002. Filed as Exhibit 10.12 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
4.16*	Amendment No. 1 dated July 17, 2003 to the Del Global Technologies Corp. Amended and Restated Stock Option Plan (as adopted effective as of January 1, 1994 and as amended December 14, 2000). Filed as Exhibit 4.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2003 and incorporated herein by reference.
10.1	**Intentionally Omitted**
10.2	**Intentionally Omitted.**
10.3	**Intentionally Omitted.**
10.4	**Intentionally Omitted.**
10.5	**Intentionally Omitted.**
10.6	**Intentionally Omitted.**
10.7	Lease Agreement dated April 7, 1992 between Messenger Realty and Del Electronics Corp. Filed as Exhibit 6(a) to Del Electronics Corp. Quarterly Report on Form 10-Q for the quarter ended May 2, 1992 and incorporated herein by reference.
10.8	Lease and Guaranty of Lease dated May 25, 1994 between Leshow Enterprises and Bertan High Voltage Corp. Filed as Exhibit 2.5 to Del Electronics Corp. Current Report on Form 8-K dated June 10, 1994 and incorporated herein by reference.
10.9	Lease dated January 4, 1993 between Curto Reynolds Oelerich Inc. and Del Medical Imaging Corp. (formerly knows as Gendex-Del Medical Imaging Corp.). Filed as Exhibit 10.21 to the Del Global Technologies Corp. Registration Statement on Form S-2 (No. 333-2991) dated April 30, 1997 and incorporated herein by reference.
10.10	Loan and Security Agreement dated June 10, 2002, in the principal amount of $10,000,000, between Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. The Company agrees to furnish supplementally a copy of any omitted exhibits or schedules to the SEC upon request. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed on November 4, 2002 and incorporated herein by reference.

Exhibit Number	Description of Document
10.11	Subordinated Promissory Note substantially in the form used for a total principal amount of $2 million issued in connection with the settlement of the Class Action Lawsuit on January 29, 2002. Filed as Exhibit 10.11 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.12	**Intentionally Omitted.**
10.13*	Executive Employment Agreement dated May 1, 2001, by and between Del Global Technologies Corp. and Samuel E. Park. Filed as Exhibit 99.1 to Del Global Technologies Corp. Current Report on Form 8-K filed on August 1, 2001 and incorporated herein by reference.
10.14*	Change of Control Agreement substantially in the form used by the Company for the current executive officers as named in Item 11, except for Samuel E. Park (see Exhibit 10.13). Filed as Exhibit 10.14 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.15	Extension and Modification Agreement (lease agreement) dated as of July 30, 2002 between Praedium II Valhalla LLC and Del Global Technologies Corp. Filed as Exhibit 10.15 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.16	Grant Decree No. 0213 between the Ministry of Industry, Trade and Handicrafts and Villa Sistemi Medicali S.p.A. dated September 6, 1995. Filed as Exhibit 10.16 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.17	Financial Property Lease Contract no. 21136 dated March 30, 2000 between ING Lease (Italia) S.p.A. and Villa Sistemi Medicali S.p.A. Filed as Exhibit 10.17 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.18	Declaration of Final Obligation between the Ministry of Productive Industry and Villa Sistemi Medicali S.p.A. dated May 6, 2002. Filed as Exhibit 10.18 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.19	Private Contract between Banca Mediocredito S.p.A and Villa Sistemi Medicali S.p.A. dated November 4, 1998 in the principal amount of 3 billion Lire. Filed as Exhibit 10.19 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.20*	Change of Control Agreement as approved by the Board of Directors on October 24, 2002, substantially in the form used by its current executive officers (in the case of Walter F. Schneider, as amended pursuant to Exhibit 10.22 hereof). Filed as Exhibit 10.20 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.21	Waiver and First Amendment to Loan and Security Agreement dated as of November 1, 2002 among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed on November 4, 2002 and incorporated herein by reference.
10.22	Second Amendment to the Loan and Security Agreement dated December 17, 2002 among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. Filed as Exhibit 10.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended November 2, 2002 and incorporated herein by reference.

Exhibit Number	Description of Document
10.23	Settlement Agreement and Release dated March 10, 2003 by and between Del Global Technologies Corp. and its affiliates, subsidiaries, present and former directors, officers, agents, accountants, attorneys, stockholders, predecessors and the agents and attorneys of its present and former directors, and Leonard A. Trugman and each of his heirs, administrators, liquidators, executors, successors, and assigns. Filed as Exhibit 10.22 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended February 1, 2003 and incorporated herein by reference.
10.24	Separation Agreement and General Release of Claims dated April 9, 2003, by and between James M. Tiernan and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Amendment to Current Report on Form 8-K/A filed on April 23, 2003 and incorporated herein by reference.
10.25	Separation Agreement and General Release of Claims dated April 9, 2003, by and between David Michael, David Michael & Co., P.C. and Del Global Technologies Corp. Filed as Exhibit 99.02 to Del Global Technologies Corp. Amendment to Current Report on Form 8-K/A filed on April 23, 2003 and incorporated herein by reference.
10.26	Form of Indemnification Agreement. Filed as Exhibit 10.22 to Del Global Technologies Corp. Amendment #1 to Registration Statement on Form S-1/A, filed on May 1, 2003 and incorporated herein by reference.
10.27	Amendment to Executive Employment Agreement dated May 28, 2003 by and between Del Global Technologies Corp. and Samuel E. Park. Filed as Exhibit 10.23 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2003 and incorporated herein by reference.
10.28	Amendment dated October 10, 2003 to Change of Control Agreement for Walter F. Schneider filed as Exhibit 10.28 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 2, 2003 and incorporated herein by reference.
10.29	Waiver and Third Amendment to the Loan and Security Agreement dated as of October 30, 2003, among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation filed as Exhibit 10.29 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 2, 2003 and incorporated herein by reference.
10.30	Waiver, Consent and Fourth Amendment to the Loan and Security Agreement dated as of March 12, 2004, by and among Del Global Technologies Corp. and General Electric Capital Corporation, as successor by assignment to Transamerica Business Corporation. Filed as Exhibit 10.30 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004 and incorporated herein by reference.
10.31*	Letter Agreement dated as of February 10, 2003 between Mark Koch and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed August 27, 2004 and incorporated herein by reference.
10.32	Non-Competition Agreement dated as of September 8, 2004 by and between Del Global Technologies Corp. and Walter F. Schneider. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 10, 2004 and incorporated herein by reference.
10.33	Separation Agreement and Release dated as of September 1, 2004 between Del Global Technologies Corp. and Thomas V. Gilboy. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 15, 2004 and incorporated herein by reference.

Exhibit Number	Description of Document
10.34	Amendment No. 1 dated as of September 15, 2004 to the Letter Agreement dated February 10, 2003 between Mark Koch and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 20, 2004 and incorporated herein by reference.
10.35	Loan Agreement dated as of September 23, 2004 between Del Global Technologies Corp. ("Del Global") and Villa Sistemi Medicali S.p.A., a subsidiary of Del Global. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 28, 2004 and incorporated herein by reference.
10.36	Waiver, Consent and Fifth Amendment to the Loan and Security Agreement dated as of September 23, 2004, by and among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and General Electric Capital Corporation, as successor by assignment to Transamerica Business Capital Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed September 28, 2004 and incorporated herein by reference.
10.37	Settlement Agreement dated as of September 30, 2004, by and among the United States of America, on behalf of the Department of Defense, acting through the United States Attorney's Office for the Eastern District of New York, Del Global Technologies Corp. and RFI Corporation. Current Report on Form 8-K filed October 5, 2004 and incorporated herein by reference.
10.38	Assignment, Assumption and Amendment of Lease dated as of October 1, 2004 among DP 16, LLC, Del Global Technologies Corp. and Spellman High Voltage Electronics Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed October 7, 2004 and incorporated herein by reference.
10.39	First Amendment to Villa Loan Agreement dated October 22, 2004 between Del Global Technologies Corp and Villa Sistemi Medicali, S.p.A filed as Exhibit 99.01 to Del Global Technologies Corp . Current Report on Form 8-K filed October 26, 2004 and incorporated herein by reference.
10.40	Sixth Amendment to the Loan and Security Agreement dated as of October 25, 2004 by and among Del Global Technologies Corp, Bertan High Voltage Corp, RFI Corporation and Del Medical Imaging Corp (Borrowers) and General Electric Capital Corporation as successor to Transamerica Business Capital Corporation filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed October 26, 2004 and incorporated herein by reference.
14.1	Del Global Technologies Corp. Code of Business Conduct and Ethics. Filed as an exhibit to the Del Global Technologies Corp. Definitive Proxy Statement on Schedule 14A filed on April 29, 2003 and incorporated herein by reference.
21	Subsidiaries of Del Global Technologies Corp. Filed as Exhibit 21 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
23.1	Consent of Deloitte & Touche LLP [(1)].
31.1	Certification of Chief Executive Officer, Walter F. Schneider, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [(1)].
31.2	Certification of Principal Accounting Officer, Mark Koch, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [(1)].
32.1	Certification of the Chief Executive Officer, Walter F. Schneider, pursuant to 18 USC. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [(1)].

Exhibit Number	Description of Document
32.2	Certification of the Principal Accounting Officer, Mark Koch, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [1].

---

* Represents a management contract or compensatory plan or arrangement.

[1] Filed herewith.

(b) Reports on Form 8-K –

On May 7, 2004, Del Global Technologies Corp. filed a Current report on Form 8-K reporting under Item 5, Other Events.

On June 2, 2004, Del Global Technologies Corp. filed a Current report on Form 8-K reporting under Item 5, Other Events.

On June 11, 2004, Del Global Technologies Corp. filed a Current report on Form 8-K reporting under Item 5, Other Events.

On June 15, 2004, Del Global Technologies Corp. filed a Current report on Form 8-K reporting under Item 5, Other Events.

On June 13, 2004, Del Global Technologies Corp. filed a Current report on Form 8-K reporting under Item 5, Other Events.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEL GLOBAL TECHNOLOGIES CORP.

October 29, 2004

By: /s/ Walter F. Schneider
Walter F. Schneider
President and Chief Executive Officer

October 29, 2004

By: /s/ Mark Koch
Mark Koch
Principal Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Suzanne M. Hopgood Suzanne M. Hopgood	Director — Chairman	October 29, 2004
/s/ Walter Schneider Walter Schneider	Director – President and Chief Executive Officer	October 29, 2004
/s/ Wallace Barnes Wallace Barnes	Director	October 29 2004
/s/ Gerald M. Czarnecki Gerald M. Czarnecki	Director	October 29, 2004
/s/ David W. Wright David W. Wright	Director	October 29, 2004
/s/ Edgar J. Smith, Jr. Edgar J. Smith, Jr.	Director	October 29, 2004
/s/ James Henderson James Henderson	Director	October 29, 2004
/s/ Michael Cheshire Michael Cheshire	Director	October 29, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Del Global Technologies Corp.
Valhalla, New York

We have audited the accompanying consolidated balance sheets of Del Global Technologies Corp. and subsidiaries as of July 31, 2004 and August 2, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended July 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Del Global Technologies Corp. and subsidiaries at July 31, 2004 and August 2, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company has entered into non-binding letters of intent for the sale of both of its operating segments. Additionally, the Company may seek stockholder approval of a plan of liquidation; however, the Board of Directors has not yet approved any plan of liquidation. The financial statements do not reflect any adjustments which may be required should a plan of liquidation be adopted by the Board of Directors and approved by the stockholders.

/s/ DELOITTE & TOUCHE LLP

New York, New York
October 28, 2004

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	July 31, 2004	August 2, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,755	$ 1,381
Trade receivables (net of allowance for doubtful accounts of $888 and $1,232 for 2004 and 2003, respectively)	12,900	17,063
Inventory	15,122	18,448
Assets attributable to discontinued operation, at net realizable value	4,369	—
Deferred income tax assets — current	—	2,591
Prepaid expenses and other current assets	1,068	730
Total current assets	38,214	40,213
NON-CURRENT ASSETS:		
Refundable income taxes	—	55
Fixed assets, net	6,907	9,293
Deferred income tax assets — non-current	1,102	6,148
Goodwill	1,911	3,239
Other intangible assets, net	103	333
Other assets	1,024	1,211
Total non-current assets	11,047	20,279
TOTAL ASSETS	$ 49,261	$ 60,492

See notes to consolidated financial statements

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, except share data)

	July 31, 2004	August 2, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term credit facilities	$ 2,699	$ 6,446
Current portion of long-term debt	730	655
Accounts payable – trade	10,926	8,990
Accrued liabilities	8,920	7,730
Net liabilities attributable to discontinued operations	958	—
Litigation settlement reserves	5,148	2,553
Income taxes payable	1,069	241
Total current liabilities	30,450	26,615
NON-CURRENT LIABILITIES:		
Long-term debt	5,076	5,312
Subordinated note	1,962	1,788
Other long-term liabilities	2,462	2,545
Other liabilities attributable to discontinued operations	147	—
Total non-current liabilities	9,647	9,645
Total liabilities	40,097	36,260
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST IN SUBSIDIARY	1,389	1,253
SHAREHOLDERS' EQUITY:		
Common stock — $.10 par value; authorized - 20,000,000 shares; issued – 10,978,581 and 10,976,081 shares at July 31, 2004 and August 2, 2003	1,098	1,097
Additional paid-in capital	64,072	63,682
Accumulated other comprehensive income	792	563
Accumulated deficit	(52,641)	(36,817)
Less common stock in treasury – 643,533 shares at July 31, 2004 and August 2, 2003	(5,546)	(5,546)
Total shareholders' equity	7,775	22,979
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 49,261	$ 60,492

See notes to consolidated financial statements

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, except per share amounts)

	Fiscal years Ended July 31, 2004	August 2, 2003	August 3, 2002
NET SALES	$ 83,827	$ 68,212	$ 68,288
COST OF SALES	62,512	52,542	53,573
GROSS MARGIN	21,315	15,670	14,715
Selling, general and administrative	15,907	17,904	16,041
Research and development	1,562	1,593	1,502
Litigation settlement costs	3,652	2,126	7,713
Facilities reorganization costs	—	128	—
Total operating expenses	21,121	21,751	25,256
OPERATING INCOME (LOSS)	194	(6,081)	(10,541)
Interest expense (net of interest income of $20, $10 and $449 in 2004, 2003 and 2002, respectively)	(1,796)	(1,340)	(1,198)
Other income	123	596	35
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	(1,479)	(6,825)	(11,704)
INCOME TAX PROVISION (BENEFIT)	8,691	8,233	(1,982)
LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(10,170)	(15,058)	(9,722)
MINORITY INTEREST	559	115	197
LOSS FROM CONTINUING OPERATIONS	$ (10,729)	$ (15,173)	$ (9,919)
DISCONTINUED OPERATIONS	(5,095)	128	(2,093)
NET LOSS	$ (15,824)	$ (15,045)	$ (12,012)
NET LOSS PER BASIC AND DILUTED SHARE			
Continuing operations	$ (1.04)	$ (1.46)	$ (1.14)
Discontinued operations	(0.49)	0.01	(0.24)
Net loss per basic and diluted share	$ (1.53)	$ (1.45)	$ (1.38)

See notes to consolidated financial statements

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Fiscal years Ended		
	July 31, 2004	August 2, 2003	August 3, 2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss from continuing operations	$ (10,729)	$ (15,173)	$ (9,919)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	1,425	2,611	2,717
Deferred income tax provision (benefit)	7,678	7,950	(3,592)
Loss on sale of fixed assets	50	42	—
Loss on sale of marketable securities and investment	—	—	40
Non cash litigation settlement costs	350	—	7,050
Non cash pension cost	(9)	—	—
Imputed interest – subordinated note	175	177	91
Minority interest	559	115	197
Stock based compensation expense	38	135	150
Other	—	(29)	—
Changes in operating assets and liabilities:			
Decrease in trade receivables	309	3,783	1,079
(Increase) Decrease in inventory	(1,291)	3,587	7,110
Decrease (Increase) in prepaid expenses and other current assets	(318)	1,018	(1,184)
Decrease (Increase) in other assets	225	216	(129)
Decrease in income tax receivable	54	4,086	1,282
Increase (Decrease) in accounts payable – trade	3,351	(2,104)	1,558
Increase (Decrease) in accrued liabilities	3,485	(1,559)	2,087
Decrease in deferred compensation liability	—	—	(21)
Increase (Decrease) in income taxes payable	833	(126)	(137)
(Decrease) Increase in other long-term liabilities	(194)	84	(18)
Net cash provided by operating activities	5,991	4,813	8,361
DISCONTINUED OPERATIONS	2,229	128	(2,093)
CASH FLOWS FROM INVESTING ACTIVITIES			
Fixed assets purchases	(517)	(1,971)	(1,150)
Proceeds from sale of fixed assets	50	—	—
Proceeds from sale of marketable securities and investment	—	45	294
Net cash used in investing activities	(467)	(1,926)	(856)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from bank borrowings	—	—	201
Repayment of bank borrowings	(4,224)	(2,630)	(5,848)
Exercise of stock options	2	—	—
Dividend paid to minority shareholders	(430)		
Debt and other issuance costs	—	—	(338)
Net cash used in financing activities	(4,652)	(2,630)	(5,985)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	273	101	66
CASH AND CASH EQUIVALENTS INCREASE (DECREASE) FOR THE YEAR	3,374	486	(507)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	1,381	895	1,402
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 4,755	$ 1,381	$ 895
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 1,296	$ 999	$ 1,220
Cash paid during the period for income taxes	322	429	361

See notes to consolidated financial statements

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in Thousands)

	Common Stock Issued		Additional Paid-In Capital	Obligation to issue Shares & Warrants	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
BALANCE, JULY 29, 2001	8,476,081	$ 847	$ 52,187	$ 4,410	$ (391)	$ (9,760)	628,566	$ (5,502)	$ 41,791
Settlement of class action lawsuit:									
Issuance of stock	2,500,000	250	9,500	(3,750)					6,000
Issuance of warrants			1,710	(660)					1,050
Compensation cost of non-employee stock options and warrants issued			150						150
Comprehensive Loss:									
Net Loss						(12,012)			(12,012)
Foreign exchange					(423)				(423)
Accumulated unfunded obligation for pension trust					585				585
Total comprehensive loss									(11,850)
BALANCE, AUGUST 3, 2002	10,976,081	1,097	63,547	—	(229)	(21,772)	628,566	(5,502)	37,141
Shares received in legal settlement							14,967	(44)	(44)
Compensation cost of non-employee stock options and warrants issued			135						135
Comprehensive Loss:									
Net Loss						(15,045)			(15,045)
Accumulated unfunded obligation for pension trust					16				16
Foreign exchange					776				776
Total comprehensive loss									(14,253)
BALANCE, AUGUST 2, 2003	10,976,081	$ 1,097	$ 63,682	$ —	$ 563	$ (36,817)	643,533	$ (5,546)	$ 22,979

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in Thousands)

	Common Stock Issued		Additional Paid-In Capital	Obligation to issue Shares & Warrants	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
BALANCE, AUGUST 2, 2003	10,976,081	$ 1,097	$ 63,682	$ —	$ 563	$ (36,817)	643,533	$ (5,546)	$ 22,979
Issuance of stock on exercise of options	2,500	1	2						3
Compensation cost of non-employee stock options and warrants issued			38						38
Warrant modification costs			350						350
Comprehensive Loss:									
Net Loss						(15,824)			(15,824)
Accumulated unfunded obligation for pension trust					(9)				(9)
Foreign exchange					238				238
Total comprehensive loss									(15,595)
BALANCE, JULY 31, 2004	10,978,581	$ 1,098	$ 64,072	$ —	$ 792	$ (52,641)	643,533	$ (5,546)	$ 7,775

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business Activities - Del Global Technologies Corp. ("Del Global") together with its subsidiaries (collectively, the "Company"), is engaged in two major lines of business: Medical Systems Group and Power Conversion Group. The Medical Systems Group segment designs, manufactures and markets imaging and diagnostic systems consisting of stationary and portable x-ray imaging systems, radiographic/fluoroscopic systems, mammography systems and dental systems. The Power Conversion Group segment designs, manufactures and markets key electronic components such as transformers, noise suppression filters and high voltage capacitors for use in precision regulated high voltage applications.

As of July 31, 2004, the Company's Board committed to a plan to dispose of its Del High Voltage Division ("DHV") and on October 1, 2004, we sold this division for a purchase price of $3.1 million, plus the assumption of approximately $0.8 million of liabilities. Accordingly, the results of operations have been reclassified to show this division as a discontinued operation. See Note 2, Discontinued Operations.

On October 4, 2004, the Company announced that it had entered into non-binding letters of intent for the sale of both the Medical Systems Group Segment and the remainder of the Power Conversion Group Segment. At its stockholder meeting, the Company intends to seek approval under New York law for the sale of the Medical Systems Group Segment in the event a definitive agreement is entered into for such sale. There can be no assurance that these non-binding letters of intent will result in the consummation of the sale of these segments or that the strategic alternatives process initiated by the Company will lead to any other transactions. The Company may seek Stockholder approval of a plan of liquidation; however, the Board of Directors of the Company has not yet approved any plan of liquidation. Any proceeds that may be received by Stockholders of the Company as a result of any plan of liquidation may be greater or less than the current market price of the Common Stock of the Company.

Principles of Consolidation - The consolidated financial statements are prepared on the accrual basis of accounting, which conforms to accounting principles generally accepted in the United States of America, ("U.S. GAAP") and include the accounts of Del Global and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts, allowance for obsolete and excess inventory, realizability of deferred income tax assets, recoverability of intangibles and other long-lived assets, and future obligations associated with the Company's litigation.

Accounting Period - The Company's fiscal year-end is based on a 52/53-week cycle ending on the Saturday nearest to July 31. The Company's 80% owned subsidiary Villa Sistemi Medicali S.p.A. ("Villa"), results are consolidated into Del Global's consolidated financial statements based on a fiscal year that ends on June 30 and reported on a one month lag.

Cash and Cash Equivalents - The Company considers highly liquid instruments readily convertible to known amounts of cash with original maturities of three months or less (measured from their acquisition date) to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market value. Cost is comprised of direct materials and, where applicable, direct labor costs and those overheads that have been incurred in transporting the inventories to their present location and condition. Engineering costs incurred to set up products to be manufactured for a customer purchase order are capitalized when the scope of the purchase order indicates that such costs are recoverable. Such costs are included in work-in-process inventory and amortized on a units shipped basis over the life of the customer order from the date of first shipment. Cost is calculated using the FIFO method. Market value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Fixed Assets, Net - Fixed assets, net are stated at cost less accumulated depreciation and amortization. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income or loss. Depreciation is computed utilizing the straight-line method. The cost of leasehold improvements is amortized over the shorter of the useful life or the term of the lease.

Depreciable lives are generally as follows:

Description	Useful Lives
Buildings	25-33
Machinery and equipment	5-15
Furniture and fixtures	5-10
Transportation equipment	3-4
Computer and other equipment	3-7

Recoverability of Long-Lived Assets - The Company evaluates the carrying amounts of long-lived assets (including intangibles) to determine if events have occurred which would require modification to the carrying values. In evaluating carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows and business plans. In accordance with the provisions of SFAS 144, in the event that impairment has occurred, the fair value of the related asset is determined and the Company records a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary.

Deferred Financing Costs, Net - Financing costs, including fees, commission and legal expenses are capitalized and amortized on a straight line basis, which approximates the interest method, over the term or expected term of the relevant loan. Amortization of deferred financing costs is included in interest expense.

Goodwill - Goodwill represents the excess of the cost of acquisitions over the fair value of the identifiable assets acquired and liabilities assumed. Effective August 4, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under the provisions of SFAS No 142, the Company ceased all goodwill amortization effective August 4, 2002. Prior to the beginning of fiscal 2003, the Company followed the provisions of APB Opinion No 17, which required that goodwill, be amortized by systematic charges to income over the expected period of benefit. In accordance with this former standard goodwill was amortized on a straight line basis over 15 to 25 years.

The following table shows the Company's fiscal 2004, 2003 and 2002 results as if SFAS 142 had been adopted at the beginning of each period presented:

	For fiscal years ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Net loss – as reported:	$ (15,824)	$ (15,045)	$ (12,012)
Add: goodwill amortization, net of taxes	—	—	131
Net loss – as adjusted	$ (15,824)	$ (15,045)	$ (11,881)
Loss per share — Basic and diluted			
As reported	$ (1.53)	$ (1.45)	$ (1.38)
Add: goodwill amortization	—	—	.01
As adjusted	$ (1.53)	$ (1.45)	$ (1.37)

Other Intangibles, Net - Other intangible assets are the Company's distribution network and non-compete agreements acquired with the purchase of certain assets of a subsidiary. Intangibles are being amortized on a straight-line basis over their estimated useful lives, which range from 5 to 10 years. Accumulated amortization for other intangibles was $550 and $1,222 at July 31, 2004 and August 2, 2003, respectively. In connection with the fiscal 2003 adoption of SFAS 142, the Company reviewed the useful life and classification of these assets and determined that they continue to be appropriate, and accordingly will continue to be amortized in future periods.

Revenue Recognition — The Company recognizes revenue upon shipment, provided there is persuasive evidence of an arrangement, there are no uncertainties concerning acceptance, the sales price is fixed, collection of the receivable is probable and only perfunctory obligations related to the arrangement need to be completed. The Company maintains a sales return allowance, based upon historical patterns, to cover estimated normal course of business returns, including defective or out of specification product. The Company's products are covered primarily by one year warranty plans and in some cases optional extended warranties for up to five years are offered. The Company establishes allowances for warranties on an aggregate basis for specifically identified, as well as anticipated, warranty claims based on contractual terms, product conditions and actual warranty experience by product line. The Company recognizes service revenue when repairs or out of warranty repairs are completed. The Company has an FDA obligation to continue to provide repair service for certain medical systems for up to seven years past the warranty period. These repairs are billed to the customers at market rates.

The Company records shipping and handling fees billed to customers in accordance with the provisions of the Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs." The EITF provides that shipping and handling fees billed to customers be reflected in net sales and requires additional disclosure if costs incurred for shipping and handling are not included in costs of sales. The amount of shipping and handling fees recorded as revenues was $181, $465, and $652 for fiscal years 2004, 2003 and 2002, respectively

Research and Development Costs - Research and development costs are recognized as an expense in the period in which they are incurred.

Income Taxes - Deferred income tax assets and liabilities represents the effects of the differences between the income tax basis and financial reporting basis of assets and liabilities at the tax rates expected at the time the deferred tax liability or asset is expected to be settled or realized. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

Net Loss Per Share - Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Options to purchase common stock have been excluded from the calculation of loss per share because their inclusion would be anti-dilutive.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents, investments in marketable securities and trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at July 31, 2004.

Stock-Based Compensation - The Company accounts for stock based employee compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, between the fair value of the Company's stock and the exercise price of the option. Options are generally granted at the fair market value at the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instruments issued is the date on which the counter party's performance is complete.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by SFAS No. 123, the Company's net loss and net loss per share for the fiscal years ended July 31, 2004, August 2, 2003 and August 3, 2002 would have been stated at the pro forma amounts indicated below:

	For fiscal years ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Net loss – as reported:	$ (15,824)	$ (15,045)	$ (12,012)
Add: Total stock-based awards under fair value method	(456)	(644)	(538)
Pro forma net loss	$ (16,280)	$ (15,689)	$ (12,550)
Loss per share — Basic and diluted			
As reported	$ (1.53)	$ (1.45)	$ (1.38)
Pro forma	$ (1.58)	$ (1.52)	$ (1.45)
Weighted average number of shares outstanding	10,333,668	10,341,430	8,680,848

The fair value of the options used for the above proforma disclosures were determined on the date of grant using a Black-Scholes option pricing model. These options were valued based on the following assumptions: an estimated life of seven years, volatility ranging from 40% to 90%, risk free interest rate from 5% to 6.8%, and no dividend yield.

Recent Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46 Revised ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before May 3, 2003, this interpretation is effective no later than the end of the first interim or annual reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to May 1, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of this interpretation did not have a material impact on the Company's consolidated financial statements.

Reclassifications - Certain prior year's amounts have been reclassified to conform to the current year presentation.

2. DISCONTINUED OPERATIONS

On October 1, 2004, the Company completed the sale of its Del High Voltage Division ("DHV") for a purchase price of $3.1 million, plus the assumption of approximately $0.8 million of liabilities. This division was formerly part of the Power Conversion Group and designed, manufactured and marketed proprietary precision power conversion subsystems for medical as well as critical industrial applications. The results of operations of this division are shown as discontinued operations in the accompanying financial statements.

Certain information with respect to discontinued operations is summarized below:

Years Ended	July 31, 2004	August 2, 2003	August 3, 2002
Revenues	$ 15,655	$ 30,407	$ 30,496
Net income (loss) before income taxes	(5,095)	128	(3,353)
Income tax benefit	—	—	(1,260)
Income (loss) from discontinued operations, net	(5,095)	128	(2,093)

Loss from discontinued operations, net for fiscal 2004 includes impairment charges of $3,481 related to the write down of the DHV assets to net realizable value and includes a goodwill write off of $1,328 and intangible asset write off of $125 related to the DHV business recorded during the second quarter of fiscal year 2004.

Assets attributable to discontinued operation consisting of current assets of $4,369 at net realizable value, are classified as current assets on the July 31, 2004 balance sheet. Net liabilities, consisting of current liabilities of $958 assumed by the buyer, are classified as current liabilities on the July 31, 2004 consolidated balance sheet.

3. INVENTORY

	July 31, 2004	August 2, 2003
Inventory consists of the following:		
Raw materials and purchased parts	$ 10,839	$ 15,161
Work-in-process	2,974	3,757
Finished goods	3,845	3,377
	17,658	22,295
Less: allowance for obsolete and excess inventory	(2,536)	(3,847)
Total inventory, net	$ 15,122	$ 18,448

The Company has pledged all of its inventories in the U.S. having a carrying amount of approximately $5,193 and $11,392 at July 31, 2004 and August 2, 2003, respectively, to secure its credit facility with its lender.

4. FIXED ASSETS

Fixed assets consist of the following:

	July 31, 2004	August 2, 2003
Land	$ 694	$ 694
Buildings	5,983	5,772
Machinery and equipment	6,074	14,413
Furniture and fixtures	697	1,814
Leasehold improvements	813	2,353
Transportation equipment	72	63
Computers and other equipment	3,934	4,075
	18,267	29,184
Less: accumulated depreciation and amortization	(11,360)	(19,891)
Fixed assets, net	$ 6,907	$ 9,293

The Company has pledged all of its fixed assets in the U.S. having a carrying amount of approximately $2,332 and $4,657 at July 31, 2004 and August 2, 2003, respectively, to secure its credit facility with its lender.

Depreciation expense for fiscal 2004, 2003, and 2002 was $1,359, $1,291, and $1,038, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective August 4, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets, which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective August 4, 2002. Recorded goodwill was tested for impairment by comparing the fair value to the carrying value for reporting units within the Power Conversion Group and for the Medical Systems Group. Fair value was determined using a discounted cash flow method as well as a review of valuation parameters for comparable publicly traded companies. This impairment test is required to be performed at adoption of SFAS 142 and at least annually thereafter. Based on the initial impairment test and an update to the discounted cash flow analysis conducted during the fourth quarter of fiscal 2003, it was determined that none of the goodwill recorded was impaired. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses.

During fiscal year 2004, due to continuing operating losses at the Company's Del High Voltage division, the Company concluded that sufficient indicators of impairment were present to warrant a review of the goodwill and intangible assets of this reporting unit. In accordance with the provisions of SFAS 142, based on a recent valuation of this reporting unit, the Company compared the implied fair value of the goodwill to the actual carrying value at January 31, 2004, and concluded an impairment loss of $1,328 had occurred. Accordingly, a charge of $1,328 was recorded during the second quarter of fiscal year 2004 which is reflected in the loss from Discontinued Operations on the accompanying financial statements.

In connection with the adoption of SFAS 142, the Company reviewed the useful lives and the classification of identifiable intangible assets and determined that they continue to be appropriate. These identifiable assets were acquired in connection with business combinations prior to July 1, 2001.

The Company also conducted an impairment test of the carrying value of non-compete agreements related to the Del High Voltage division. In accordance with the provision of SFAS 144, the Company compared the expected future cash flows related to the non-compete agreements to the carrying value and concluded an impairment loss of $125 had occurred. Accordingly, the Company recorded a charge of $125 during the second quarter of fiscal year 2004 which is reflected in the loss from Discontinued Operations on the accompanying consolidated financial statements.

The components of our amortizable intangible assets are as follows:

	July 31, 2004		August 2, 2003	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Non-Compete Agreements	$ —	$ —	$ 902	$ 738
Distribution Network	653	550	653	484
Total	$ 653	$ 550	$ 1,555	$ 1,222

Amortization expense for intangible assets during fiscal 2004, 2003 and 2002 was $66, $144, and $188 respectively. Amortization expense of $40 was included in discontinued operations. Estimated amortization expense for fiscal 2005 and the five succeeding fiscal years is as follows:

2005	$ 66
2006	37
2007-2009	None

There are no components of intangible assets that have an indefinite life.

6. PRODUCT WARRANTIES

The Company's products are covered primarily by one-year warranty plans and in some cases optional extended contracts may be offered covering products for periods up to five years, depending upon the product and contractual terms of sale. The Company establishes allowances for warranties on an aggregate basis for specifically identified, as well as anticipated, warranty claims based on contractual terms, product conditions and actual warranty experience by product line.

The activity in warranty accounts is as follows:

	July 31, 2004	August 2, 2003
Balance at beginning of period	$ 670	$ 626
Accruals of warranty claims	1,114	925
Costs incurred related to warranty claims	(754)	(881)
Balance at end of period	$ 1,030	$ 670

7. SHORT-TERM CREDIT FACILITIES AND LONG-TERM DEBT

Short-term credit facilities are summarized as follows:

	July 31, 2004	August 2, 2003
Revolving lines of credit:		
Domestic	$ 2,699	$ 6,246
Foreign	—	200
	$ 2,699	$ 6,446

At July 31, 2004 the US credit facility is for $10 million, and for a term, as amended extends through December 31, 2004. Interest under the US credit facility is based on the prime rate, or at the Company's option, at a rate tied to LIBOR. Borrowing availability under the US facility is formula based, and dependent on the collateral value of the Company's eligible domestic accounts receivable and inventory. The interest rate on prime based revolving line of credit borrowings, as amended, is at the 30 day commercial paper rate plus 3.5% which was 4.5% at July 31, 2004. In fiscal 2003 interest was at prime plus 0.75%, which was 4.75% at August 2, 2003. The credit facility is subject to commitment fees of 3/8% on the daily-unused portion of the facility, payable monthly. The Company granted a security interest to the lender on its US credit facility in substantially all of its accounts receivable, inventory, fixed assets, and intellectual property in the US. Management believes that its debt obligations are stated at fair value, because the interest rates on its credit lines are indexed with either the Prime Rate or LIBOR.

Under the terms of the US credit facility, the Company is required to comply with various operational and financial covenants, as defined, including (i) minimum earnings levels as defined, (ii) fixed charge coverage ratio, (iii) debt to earnings ratio and (iv) minimum tangible net worth. In addition, the facility places limitations on the Company's ability to make capital expenditures and to pay dividends.

On October 25, 2004, the Company signed a Sixth Amendment to the GLCC Facility. This Sixth Amendment; (i) extends the maturity of the credit facility to the credit of (a) August 2, 2005 or (b) the sale of substantially all of the assets or stock of RFI or the Medical Systems Group segment, (ii) reduces the maximum formula based borrowing cup from $10 million to $5 million (iii) accelerates the payment of the $500 performance Fee immediately upon signing as a charge against the credit facility, (iv) provides for a $50 extension fee payable immediately as a change against the facility and (v) provides for as additional fee of $10 per month for each month the credit facility remains outstanding subsequent to December 2004.

During Fiscal 2004, the Company had breached various financial covenants contained in its US credit facility and obtained waivers in each instance.

In addition to the domestic credit facilities discussed above, the Company has certain short-term credit facilities at its Villa subsidiary, with interest rates ranging from 5.0% to 12.0%. The total amount outstanding on the Villa short-term credit facilities at July 31, 2004 and August 2, 2003 was $0 and $200, respectively.

Long-Term Debt - Long-term debt was comprised of the following:

	July 31, 2004	August 3, 2002	Interest Rate
Italian subsidiary's total long-term debt:			
Capital lease obligation	$ 3,073	$ 3,072	5.0%
Medium-term credit facilities with commercial institutions	936	1,188	Euribor + 1.0%
Italian Government long-term loans	1,797	1,707	3.4%
	5,806	5,967	
Less: current portion	(730)	(655)	
Long-term debt	$ 5,076	$ 5,312	

The variable interest rate at July 31, 2004 and August 2, 2003 on the medium-term credit facility, based on the formula Euribor + 1%, was 3.1% and 3.7%, respectively.

The principal of the medium-term credit facility is payable on a semi-annual basis and interest payments are due on a quarterly basis through March 2007. Payments relating to the two Italian Government long-term loans are due annually through February 2010, and September 2010, respectively.

Subordinated Note - In connection with the settlement reached on January 29, 2002 with the plaintiffs in the class action litigation, the Company recorded the present value at 12% of a $2,000 subordinated note that was issued in April 2002 and matures in March 2007. The subordinated note does not pay interest currently, but accrues interest at 6% per annum, and was recorded at issuance at a discounted present value of $1,519. The balance at July 31, 2004 was $ 1,962.

The Company is obligated to make principal payments under its long-term debt, subordinated note ("Debt") and capital lease as follows:

Fiscal Years Ending	Debt	Capital Lease	Total
2005	$ 564	$ 368	
2006	573	400	
2007	2,544	497	
2008	279	497	
2009	289	497	
2010 and beyond	446	870	
Purchase option	—	936	
Total payments	4,695	4,065	
Less: amount representing interest	—	(992)	
Total	$ 4,695	$ 3,073	$ 7,768

8. EMPLOYEE BENEFITS

The Company has a Profit Sharing Plan that provides for contributions as determined by the Board of Directors. The contributions can be paid to the Plan in cash or common stock of the Company. No contributions were authorized for fiscal year ended 2004, 2003 or 2002.

The Profit Sharing Plan also incorporates a 401(k) Retirement Plan that is available to substantially all employees, allowing them to defer a portion of their salary. Effective February 2003, the Company started matching employee contributions at a 50% rate up to a maximum of 2% of annual salary, and recorded a related expense of $136 and $126 for fiscal 2004 and 2003, respectively.

The Company also has a defined benefit Plan, which was frozen effective February 1, 1986. As of July 31, 2004, the Company has a minimum liability and corresponding debit in other comprehensive income to account for the unfunded status of its defined benefit plan, in accordance with SFAS No. 87. In accordance with SFAS No. 88, at the time of final settlement of the pension plan, the Company will recognize an expense to the statement of operations for the amount of such debit to other comprehensive income, adjusted for the difference between the cost to settle the pension obligations and the amount of the recorded net liability. In September 2004, the Company began the process of terminating this plan which is expected to be completed by the third quarter of fiscal 2005, at which point it expects to recognize a related charge of approximately $500. At time of settlement, the Company estimates the required cash disbursement to close out the trust and transfer assets to the participants will be approximately $100.

In addition the Company's Villa subsidiary, located in Italy, provides for employee termination indemnities. Villa has established a reserve, representing the liability for indemnities payable upon termination of employment, accrued in accordance with labor laws and labor agreements in force. This liability is subject to annual revaluation using the officially-established indices. The liability for these indemnities is included in other long-term liabilities on the accompanying Consolidated Balance Sheets and was $2,362 and $2,207 at July 31, 2004 and August 2, 2003, respectively. Provisions for employee termination indemnities were $388, $364 and $256 for Fiscal years 2004, 2003 and 2002, respectively.

9. SEGMENT REPORTING

The Company has three reportable segments; the Medical Systems Group, the Power Conversion Group and Other. The segment Other includes unallocated corporate costs and litigation settlement costs. For each fiscal year presented herein, corporate costs (which include certain shared services) were allocated to domestic subsidiaries on the basis of a percentage of each unit's annual sales. Corporate costs were allocated at a fixed dollar amount to the international subsidiary based upon an intercompany management services agreement. The percentages and the dollar amounts used to allocate actual corporate costs are based on management's estimate of the benefits received by each operating segment from corporate activities and shared services.

Operating segments are defined as components of an enterprise, about which separate financial information is available which is evaluated regularly by the chief decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is comprised of the Chief Executive Officer and the senior executives of the Company's operating segments. The Company evaluates its operating segments based on operating income or loss.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Balance Sheet information presented below and Income Statement related disclosure below for all periods presented exclude the results of the DHV division due to this division's classification as a discontinued operation at July 31, 2004.

Selected financial data of these segments are as follows:

Fiscal Year Ended July 31, 2004	Medical Systems Group	Power Conversion Group	Other	Total
Net sales to external customers	$ 70,752	$ 13,075	$ —	$ 83,827
Cost of sales	53,392	9,120	—	62,512
Gross margin	17,360	3,955	—	21,315
Selling, general and administrative	10,388	2,310	3,209	15,907
Research and development	1,562	—	—	1,562
Litigation settlement costs	—	3,199	453	3,652
Total operating expenses	11,950	5,509	3,662	21,121
Operating income (loss)	$ 5,410	$ (1,554)	$ (3,662)	194
Interest expense				(1,796)
Other income				123
Loss from continuing operations, before income taxes and minority interest				$ (1,479)
Depreciation	$ 879	$ 311	$ 169	$ 1,359
Amortization	66	—	—	66
Segment assets	37,308	6,161	5,792	49,261
Expenditures for segment assets	440	75	2	517

Segment assets for the other segment include $4,369 of assets attributable to discontinued operations at net realizable value.

Inter-segment sales were $28 for fiscal year ended July 31, 2004. Approximately $29,375 of Medical Systems Group assets are located in Italy.

Fiscal Year Ended August 2, 2003	Medical Systems Group	Power Conversion Group	Other	Total
Net sales to external customers	$ 56,100	$ 12,112	$ —	$ 68,212
Cost of sales	43,929	8,613	—	52,542
Gross margin	12,171	3,499	—	15,670
Selling, general and administrative	9,609	2,432	5,863	17,904
Research and development	1,583	10	—	1,593
Litigation settlement costs	—	2,347	(221)	2,126
Facilities reorganization costs	—	—	128	128
Total operating expenses	11,192	4,789	5,770	21,751
Operating income (loss)	$ 979	$ (1,290)	$ (5,770)	(6,081)
Interest expense				(1,340)
Other income				596
Loss before income taxes and minority interest				$ (6,825)
Depreciation	$ 897	$ 362	$ 32	$ 1,291
Amortization	65	—	—	65
Segment assets	31,440	20,259	8,793	60,492
Expenditures for segment assets	740	148	—	888

Inter-segment sales were $785 for fiscal year ended August 2, 2003. Approximately $21,209 of Medical Systems Group assets are located in Italy.

Fiscal Year Ended August 3, 2002	Medical Systems Group	Power Conversion Group	Other	Total
Net sales to external customers	$ 55,014	$ 13,274	$ —	$ 68,288
Cost of sales	42,707	10,866	—	53,573
Gross margin	12,307	2,408	—	14,715
Selling, general and administrative	8,305	3,342	4,394	16,041
Research and development	1,407	95	—	1,502
Litigation settlement costs	—	50	7,663	7,713
Total operating expenses	9,712	3,487	12,057	25,256
Operating income (loss)	$ 2,595	$ (1,079)	$(12,057)	$ (10,541)
Interest expense				(1,198)
Other income Interest expense				35
Loss before income tax benefit and minority interest				$ (11,704)
Depreciation	$ 657	$ 381	$ —	$ 1,038
Amortization	276	—	—	276
Segment assets	32,038	24,946	20,713	77,697
Expenditures for segment assets	574	26	—	600

Inter-segment sales were $359 for fiscal year ended August 3, 2002. Approximately $21,565 of Medical Systems Group assets are located in Italy.

Major Customers and Export Sales - During fiscal years ended 2004, 2003 and 2002, no one customer accounted for more than 10% of the Company's consolidated net sales.

Export sales were 29%, 30% and 34% of the Company's consolidated net sales in fiscal years ended July 31, 2004, August 2, 2003, and August 3, 2002, respectively. Net sales by geographic areas were:

	July 31, 2004		August 2, 2003		August 3, 2002	
United States / Canada	$ 38,186	46%	$ 39,772	58%	$ 36,252	53%
Europe	24,192	29%	20,717	30%	19,034	28%
Far East	7,941	9%	4,686	7%	5,560	8%
Mexico, Central and South America	10,705	13%	1,318	2%	3,387	5%
Africa, Middle East and Australia	2,803	3%	1,719	3%	4,055	6%
	$ 83,827	100%	$ 68,212	100%	$ 68,288	100%

Revenues are attributable to geographic areas based on the location of the customers.

10. SHAREHOLDERS' EQUITY

Comprehensive Income (Loss) – The components of comprehensive income (loss) are as follows:

	Foreign currency translation gains/(losses)	Accumulated unfunded obligation for pension trust	Total
Balance as of July 29, 2001	$ (390)	$ (1)	$ (391)
Net change	585	(423)	162
Balance as of August 3, 2002	195	(424)	(229)
Net change	776	16	792
Balance as of August 2, 2003	971	(408)	563
Net change	238	(9)	229
Balance as of July 31, 2004	$ 1,209	$ (417)	$ 792

Stock Buy-Back Program - In September 2000, the Board of Directors approved an additional repurchase of $3,000 of the Company's common stock bringing the total authorized to $7,500. The Company has not purchased any shares under this program since fiscal 2001, when 11,500 shares were purchased for $108. As of July 31, 2004, 489,806 shares had been purchased by the Company for $4,502 under this Stock Buy-Back Program.

Stock Option Plan and Warrants - The Company has a stock option plan under which a total of 3,874,293 options to purchase common stock may be granted. Substantially all of the options granted under this Plan provide for graded vesting and vest generally at a rate of 25% per year beginning with the date of grant, expiring ten to fifteen years from the date they are granted. The option price per share is determined by the Board of Directors, but cannot be less than 85 percent of fair market value of a share at the date of grant. All options to date have been granted at the fair market value of the Company's stock at the date of grant. No options can be granted under this plan subsequent to December 31, 2009.

In December 2000, the Board of Directors approved an extension of time to exercise for all stock option holders. The extension covers all options which would have expired during the period from the stock de-listing date up to the date that the shares finally become re-listed. This extension will allow stock option holders a period of six months from the date of re-listing to exercise vested options which may have expired without the extension.

Option Activity

The following stock option information is as of:

	July 31, 2004		August 2, 2003		August 3, 2002	
	Shares Outstanding	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price
Granted and outstanding, beginning of year	2,116,815	$ 3.12	1,990,055	$ 3.45	1,825,055	$ 3.62
Granted	110,000	2.10	275,000	2.81	165,000	1.65
Exercised	(2,500)	1.00	—	—	—	—
Cancelled and forfeited	(90,900)	2.65	(148,240)	5.86	—	—
Outstanding at end of year	2,133,415	3.15	2,116,815	3.12	1,990,055	3.45
Exercisable at end of year	1,913,415	3.21	1,661,289	3.43	1,471,779	3.81

	Shares	Pct of Shares Granted	Shares	Pct of Shares Granted	Shares	Pct of Shares Granted
Granted to officers	50,000	45%	125,000	45%	155,000	94%

As of July 31, 2004 the distribution of stock option exercise prices is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Shares Exercisable	Weighted Average Exercise Price
$1.00–$3.34	1,442,706	$ 1.49	6.2	1,252,706	$ 1.36
$4.00–$6.60	313,256	4.85	3.4	285,756	4.93
$7.00–$7.94	218,275	7.51	9.6	218,275	7.51
$8.00–$10.00	159,178	8.92	8.6	156,678	8.93
	2,133,415	$ 3.15	6.3	1,913,415	$ 3.21

At July 31, 2004 and August 2, 2003 there were outstanding warrants of 1,065,000. Of these warrants, 1,000,000 were granted to the Company's shareholders as part of litigation settlement in fiscal 2002, 50,000 were granted to the former majority shareholder of Villa in connection with the acquisition of Villa, and 15,000 were granted to consultants for services rendered.

On February 6, 2004, a motion was filed for summary judgment to enforce a January 2002 class action settlement agreement entered into by the Company. The motion sought damages in the amount of $1,250 together with interest, costs and disbursements, and a declaration that $2,000 in promissory notes issued as part of the class action settlement are immediately due and payable, as the value of damages due to the Company's failure to timely complete a registration statement related to the common shares underlying certain warrants granted in the class action settlement. The Company filed opposition to this matter on March 5, 2004. Plaintiffs filed reply papers on March 19, 2004. In addition, the Company filed a registration statement related to the warrant shares on March 23, 2004, and it was declared effective by the SEC on May 7, 2004. In July 2004, in settlement of this matter, Del Global has modified the exercise, or "strike," price of the 1,000,000 warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009. During the fourth quarter of fiscal 2004, the company recorded a charge of approximately $0.5 million to litigation settlement costs in recognition of the modification to the warrants and the related legal and professional fees incurred.

As of July 31, 2004 the distribution of warrants is as follows:

Exercise Price	Number of Warrants	Expiration Date
$7.94	50,000	December 2005
$7.69	15,000	October 2004
$1.50	1,000,000	March 2009
	1,065,000	

An expense has been recognized for the fair value of options and warrants granted to such non-employees in the amounts of $38, $135 and $150 for fiscal years ended 2004, 2003, and 2002, respectively. An expense of $1,050 has been recognized during the fiscal year ended 2002 as litigation settlement cost for the fair value of warrants granted to the Company's shareholders as part of the litigation settlement.

11. LOSS PER SHARE

	For fiscal years ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Numerator:			
Net loss	$ (15,824)	$ (15,045)	$ (12,012)
Denominator: Denominator for basic loss per share:			
Weighted average shares outstanding	10,333,668	10,341,430	8,680,848
Effect of dilutive securities	—	—	—
Denominator for diluted loss per share	10,333,668	10,341,430	8,680,848
Loss per basic and diluted common share	$ (1.53)	$ (1.45)	$ (1.38)

Common shares outstanding for the years ended July 31, 2004, August 2, 2003 and August 3, 2002, were reduced by 643,533, 643,533 and 628,566 shares of treasury stock, respectively.

The computation of diluted shares outstanding does not include the effect of the assumed conversion of 2,133,415, 2,116,815 and 1,990,055 for employee stock options outstanding as of July 31, 2004, August 2, 2003 and August 3, 2002, respectively, and 1,065,000 warrants to purchase company common stock for those years because the effect of their assumed conversion would be anti-dilutive.

12. INCOME TAXES

The Company's consolidated loss from continuing operations before income tax benefit and minority interest for fiscal years 2004, 2003 and 2002 of $1,479, $6,825 and $11,704 reflecting a U.S. pre-tax loss of $5,126, $7,626 and $14,292, respectively, offset by foreign pre-tax net income of $3,647, $801, and $2,588 for fiscal years 2004, 2003, and 2002, respectively.

Provision (Benefit) for income taxes consists of the following:

	For fiscal years ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Current Tax Expense:			
Foreign	$ 1,250	$ 304	$ 550
State and local	11		
Deferred (Benefit):			
Federal	6,552	6,938	(3,230)
State and local	1,144	1,045	(72)
Foreign	(266)	(54)	770
Net Provision (Benefit)	$ 8,691	$ 8,233	$ (1,982)

The following is a reconciliation of the statutory Federal and effective income tax rates:

	For fiscal years ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Statutory Federal Income Tax Rate	(34.0)%	(34.0)%	(34.0)%
State Tax (Benefit), less Federal tax effect	64.3%	10.1%	(0.4)%
Foreign	27.1%	.3%	3.7%
Valuation Allowance	432.4%	133.7%	—
IRS Audit Adjustments	—	—	11.7%
Fines & Penalties	73.8%	8.9%	—
Other	23.9%	1.7%	2.0%
Effective tax rate	587.6%	120.7%	(17.0)%

Deferred income tax assets (liabilities) are comprised of the following:

	July 31, 2004	August 2, 2003
Deferred income tax assets:		
Federal net operating loss carryforward	$ 14,364	$ 13,163
Foreign deferred tax assets	1,102	836
State tax credits and operating loss carryforward	2,980	2,216
Reserve for inventory obsolescence	821	1,164
Allowances and reserves not currently deductible	1,600	1,381
Amortization	207	153
Defined benefit pension	52	60
Gross deferred income tax assets	21,126	18,973
Deferred income tax liabilities:		
Other	(164)	(168)
Gross deferred income tax liabilities	(164)	(168)
Less: valuation allowance	(19,860)	(10,066)
Net deferred income tax assets	$ 1,102	$ 8,739

Deferred income tax assets are recorded in the consolidated balance sheets as follows:

	July 31, 2004	August 2, 2003
Deferred tax assets – current	$ —	$ 2,591
Deferred tax assets — non-current	1,102	6,148
	$ 1,102	$ 8,739

Deferred Income Tax Asset

Deferred income tax assets and liabilities represent the effects of the differences between the income tax basis and financial reporting basis of the assets and liabilities at the tax rates expected at the time the deferred tax liability or asset is expected to be settled or realized.

The Company reevaluated its deferred tax assets in February and again in August 2004, management concluded that it was prudent to establish an additional valuation allowance of $7,903 against current and long-term deferred assets. Due to current results being lower than originally anticipated, and uncertainty about near term economic conditions, management concluded it was not prudent to place reliability on the forecast component of the analyses as it had in the past.

This valuation allowance was computed by considering the amount of future U.S. taxable income expected over the net operating loss carry forward period, considering recent performance and other specific actions the Company has taken to improve profitability. The valuation allowance recorded is the estimate of the amount of deferred tax assets that more likely than not will not be realized. The accumulated valuation allowance now covers all US domestic current and long-term deferred assets.

Likewise, a valuation allowance of $1,891 was also established offsetting the current year tax benefits that arose from the current year's operating losses. As result of these allowances recorded during fiscal 2004, the net deferred income tax asset was reduced from $8,739 at August 2, 2003 to $1,102 at July 31, 2004, with $1,102 classified as a long-term asset. No assurances can be given that the Company's results of operations will generate profits in the future.

During fiscal 2003, the Company had also reevaluated its deferred tax assets. Due to fiscal 2003 results being lower than originally anticipated, and uncertainty about near term economic conditions, management concluded it was not prudent to place reliability on the forecast component of the analyses as it had in the past. Based on these analyses, management concluded it was prudent to establish a valuation allowance of $7,967 against long-term deferred tax assets created prior to fiscal 2003

At July 31, 2004, for income tax purposes, the Company had Federal net operating loss carryforwards of approximately $43,588, state net operating loss carryforwards of $38,898 which will expire in 2020 through 2024.

For foreign tax purposes, the Company's Italian subsidiary has utilized all its available net operating loss carryforwards.

13. COMMITMENTS AND CONTINGENCIES

a. ***Securities and Exchange Commission ("SEC") Investigation*** – On December 11, 2000, the Division of Enforcement of the SEC issued the SEC Order, designating SEC officers to take testimony and requiring the production of certain documents, in connection with matters giving rise to the need to restate the Company's previously issued financial statements. In conjunction with this investigation, the Company provided numerous documents and cooperated fully with the SEC staff.

   In May 2004, the SEC's Commissioners approved a consent agreement the Company signed with the Staff of the SEC in December 2003 for a settlement of the SEC's claims against the Company that included a previously announced penalty of $400 and an injunction against future violations of the antifraud, periodic reporting, books and records and internal accounting control provisions of the federal securities law. During the fourth quarter of fiscal 2004, the Company received final court approval of this settlement and paid the related penalty of $400.

   Previously, the Company had reached an agreement in principle with the SEC on these settlement terms, which management believed provided a reasonable basis for estimating the financial impact of this SEC investigation. As a result, the Company recorded a charge of $685 in the fourth quarter of fiscal year 2002 related to the agreement in principle with the SEC staff, which included associated legal costs.

b. US ***Department of Defense ("DOD") Investigation*** –On March 8, 2002, RFI, a subsidiary of the Company and the remaining part of the Power Conversion Group segment, was served with a subpoena by the US Attorney for the Eastern District of New York in connection with an investigation by the DOD. RFI supplies electro magnetic interference filters for communications and defense applications. Since March 2002, the DOD has been investigating certain past practices at RFI which date back more than six years and pertain to RFI's Military Specification testing, record keeping and general operating procedures. Management retained special counsel to represent the Company on this matter. The Company has cooperated fully with this investigation, including voluntarily providing employees to be interviewed by the Defense Criminal Investigative Services division of the DOD.

   In June 2003, the Company was advised that the US Government was willing to enter into negotiations regarding a comprehensive settlement of this investigation. Prior to the preliminary discussions with the US Government in June 2003, the Company had no basis to estimate the financial impact of this investigation. Based on preliminary settlement discussions with the US Government, discussions with the Company's advisors, consideration of settlements reached by other parties in investigations of this nature, and consideration of the Company's capital resources, management then developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third quarter of fiscal 2003, the Company recorded a charge of $2,347, which represented its estimate of the low end of a range of potential fines and legal and professional fees.

Following negotiations, Del Global reached a global settlement in February 2004 with the US Government that resolves the civil and criminal matters relating to the DOD's investigation. The settlement included the Company pleading guilty to one criminal count and agreeing to pay fines and restitution to the US Government of $4,600 if paid by June 30, 2004 and $5,000 if paid by September 30, 2004.

In connection with this settlement, Del Global recognized an additional charge of approximately $3,199 in the second quarter of fiscal 2004. This charge represents the difference between the $2,347 charge taken during the third quarter of fiscal 2003, and the up to $5,000 in fines and restitution, plus estimated legal and professional fees related to this settlement. The liability associated with these charges is included in Litigation settlement reserves on the accompanying balance sheet.

On September 30, 2004, pursuant to the terms of the settlement, Del Global fulfilled its obligation under this agreement by paying to the US Government the sum of $5 million representing fines and restitution. On October 7, 2004, RFI entered a criminal guilty plea to a single count conspiracy charge pursuant to the settlement and a criminal plea agreement. Sentencing will occur at a later date to be determined. There can be no assurance that the court will not impose additional fines or restitution, or that the combined civil and criminal restitution imposed by the court will not vary significantly from the amount of fines and restitution the Company has paid to date.

Del Global has been working with the Defense Logistics Agency, a component of the DOD, to avoid any future limitations on the ability of the Company to do business with US Government entities. Such limitations could include the US Government seeking a "debarment" or exclusion of the Company from doing business with US Government entities for a period of time. The Company has made a written and oral submission to that agency detailing the remedial measures that the Company has taken to help ensure future compliance. If the US Government decides not to debar RFI, Del Global, RFI and the US Government will need to execute a written compliance agreement. No assurance can be given that the Company, RFI and the US Government will enter into any such agreement or that debarment will be avoided.

c. **Shareholder Suit** – On February 6, 2004, a motion was filed for summary judgment to enforce a January 2002 class action settlement agreement entered into by the Company. The motion sought damages in the amount of $1,250 together with interest, costs and disbursements, and a declaration that $2,000 in promissory notes issued as part of the class action settlement are immediately due and payable, as the value of damages due to the Company's failure to timely complete a registration statement related to the common shares underlying certain warrants granted in the class action settlement. . The Company filed opposition to this matter on March 5, 2004. Plaintiffs filed reply papers on March 19, 2004. In addition, the Company filed a registration statement related to the warrant shares on March 23, 2004, and it was declared effective by the SEC on May 7, 2004. In July 2004, in settlement of this matter, Del Global has modified the exercise, or "strike," price of the warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009. During the fourth quarter of fiscal 2004, the company recorded a charge of approximately $0.5 million to litigation settlement costs in recognition of the modification to the warrants and the related legal and professional fees incurred.

d. ***ERISA Matters*** – During the year ended July 28, 2001, management of the Company concluded that violations of the Employee Retirement Income Security Act, ("ERISA") existed relating to a defined benefit Plan for which accrual of benefits had been frozen as of May 3, 1986. The violations related to excess concentrations of the Common Stock of the Company in the Plan assets. In July 2001, management of the Company decided to terminate this Plan, subject to having available funds to finance the plan in accordance with rules and regulations relating to terminating pension plans. The Company started the process of terminating this plan in September 2004. At the time of settlement, which is expected in the third quarter of fiscal 2005, the Company expects to recognize a related charge of approximately $500, including a cash disbursement of approximately $100.

e. ***Employment Matters*** – The Company had an employment agreement with Samuel Park, the previous Chief Executive Officer ("CEO") for the period May 1, 2001 to April 30, 2004. The terms of this agreement provided a base salary, bonuses and deferred compensation. The bonus provided by this agreement was based on a percentage of the base salary, if certain performance goals established by the board were achieved. In addition, the employment agreement provided for certain payments in the event of death, disability or change in the control of the Company.

On October 10, 2003, the Company announced the appointment of Walter F. Schneider as President and CEO to replace Mr. Park, effective as of such date. As a result, the Company recorded a charge of $200 during the first quarter of fiscal 2004 to accrue the balance remaining under Mr. Park's employment agreement.

In addition, the Company's Board of Directors elected at the Company's Annual Meeting of Shareholders held on May 29, 2003 had previously reviewed the "change of control" provisions regarding payments totaling up to approximately $1,800 under the employment agreement between the Company and Mr. Park. As a result of this review and based upon, among other things, the advice of special counsel, the Company's Board of Directors determined that no obligation to pay these amounts has been triggered. Prior to his departure from the Company on October 10, 2003, Mr. Park orally informed the Company that, after reviewing the matter with his counsel, he believes that the obligation to pay these amounts has been triggered. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change of control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change in control payment was or is due to Mr. Park, and that an amendment to the employment contract with Mr. Park regarding advancement and reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. The suit is now in the discovery phase. The parties are in the process of exchanging documents, and depositions are to be conducted in November, 2004. If Mr. Park prevails on his claims and the payments he seeks are required to be paid in a lump sum, these payments may have a material adverse effect on the Company's liquidity. It is not possible to predict the outcome of these claims. However, the Company's Board of Directors does not believe that such a claim is reasonably likely to result in a material decrease in the Company's liquidity in the foreseeable future.

During fiscal 2004, the Company began employment termination proceedings against an executive of the Company. Subsequently, the executive instituted legal proceedings alleging certain damages based on change in control provisions of the executive's employment contract and various additional actions or damages. The Company believes the former executive's change in control provision has not been triggered and that such termination was justified. Thereafter, the court issued an order directing a subsidiary of the Company to pay damages. The Company believes it has meritorious defenses to this matter and has filed an appeal. However, based on the courts order, the Company has recorded a charge in Fiscal 2004 of approximately $363 in connection with this matter included in Litigation Settlement reserves in the accompanying consolidated financial statements.

f. ***Indemnification Legal Expenses*** – Pursuant to indemnification and undertaking agreements with certain former officers, directors and employees, the Company has advanced legal expenses in connection with the Company's previously reported accounting irregularities and the related shareholder litigation and governmental enforcement actions. During fiscal 2004, the Company did not advance any amounts pursuant to these agreements and during fiscal 2003, the Company spent approximately $310 in the advancement of legal expenses pursuant to these agreements. Management is unable to estimate at this time the amount of legal fees that the Company may have to pay in the future related to these matters. Further, there can be no assurance that those to whom we have been advancing expenses will have the financial means to repay the Company pursuant to undertaking agreements that they executed, if it is later determined that such individuals were not entitled to be indemnified.

g. ***Lease Commitments*** – The Company leases facilities for its corporate offices and manufacturing operations with expiration dates ranging from 2004 through 2008. In addition, the Company has various office equipment and auto leases accounted for as operating leases. The future minimum annual lease commitments as of July 31, 2004 are as follows:

Fiscal Years	Amount
2005	$ 514
2006	291
2007	130
2008	18
2009	—
Total	$ 953

Rent expense for fiscal 2004, 2003, and 2002 was $385, $713 and $995, respectively.

h. ***Other Legal Matters*** – In addition, the Company is a defendant in several other legal actions arising from normal course of business in various US and foreign jurisdictions. Management believes the Company has meritorious defenses to such actions and that the outcomes will not be material to the Company's consolidated financial statements

14. FACILITIES REORGANIZATION COSTS

In the fourth quarter of fiscal 2001, the Company recorded a facilities reorganization charge of $770 in conjunction with the announced closure of the Power Conversion Group's Deer Park, New York facility, and the consolidation of product lines into the Company's other U.S. operations. In addition, the Company recorded a reorganization charge of $52 in conjunction with the lease termination of a surplus facility in Illinois, which was vacated during the fourth quarter of fiscal 2001.

An additional $77 of costs related to the Deer Park closedown were incurred during 2002 and charged to expense in that year.

During the fourth quarter of fiscal 2002, the Company announced the closure of the Power Conversion Group's Hicksville, New York facility, planned to occur during fiscal 2003. As a result of the decision to close this facility and combine operations at its Valhalla, New York facility, the Company accrued for various facilities reorganization costs, including severance and outplacement expenses covering 68 individuals.

The following table summarizes the charges related to facilities reorganization:

	July 31, 2004	August 2, 2003	August 3, 2002
Accrued for future periods:			
Expected employee termination costs	—	—	$ 446
Write-down of fixed assets	—	—	—
Non cancelable lease obligations	—	—	769
Impairment of goodwill	—	—	—
Subtotal	—	—	1,215
Current period expenses:			
Actual employee termination costs	$ —	$ 279	77
Write-down of fixed assets	—	141	—
Construction and related costs	—	368	—
Total facilities reorganization costs	$ —	$ 788	$ 1,292

The following table summarizes the related liabilities which are included in accrued expenses on the accompanying balance sheet:

	July 31, 2004	August 2, 2003	August 3, 2002
Liability at beginning of period	$ 441	$ 1,215	$ 271
Accruals of reorganization costs	—	—	1,215
Payments of reorganization costs	(441)	(774)	(271)
Liability at end of period	$ —	$ 441	$ 1,215

15. RELATED PARTIES

There were no related party transactions for the fiscal year ended July 31, 2004.

During fiscal 2002, Plus Ultra Incorporated was paid a total of $319 in fees and expenses for organizational development and strategic planning consulting services. The work was primarily performed by Edward Ferris, the President of Plus Ultra and Damien Park. Mr. Park is the son of Samuel E. Park, who was the Company's Chief Executive Officer until October 10, 2003. In July 2002, Mr. Ferris accepted a full-time position with the Company as Senior Vice President, Corporate Organizational Development.

While Damien Park was associated with Plus Ultra, he received $97 out of the total fees paid to Plus Ultra. Damien Park, as President of the Hibernian Consulting Group, continued to act in a consulting capacity to the Company in the area of business planning at the rate of $17 per month until January 31, 2003. For the period from July 2002 to January 31, 2003,the Company paid Hibernian Consulting a total of $130 for Damien Park's consulting services. In February 2003, Damien Park accepted a full-time position with the Company reporting to Edward Ferris with responsibility for Corporate Planning, with an annual base salary of $125.

On September 30, 2003, Damien Park's employment relationship with the Company was terminated and he has no continuing consulting relationship with the Company.

The Company incurred, $279 and $102 of fees and expenses with Battalia Winston International, Inc. during fiscal years 2003 and 2002, respectively, in connection with executive recruiting services. The Chief Executive of Battalia Winston, and one of its owners, is Dale Winston, the wife of Roger Winston, the former Chairman of the Board of Directors.

The Company incurred $34 and $23 of accounting fees with Michael Adest & Company, PC during fiscal years 2003 and 2002, respectively, for tax compliance services. David Michael, one of our former directors, had an ownership interest in this accounting practice.

16. SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

YEAR ENDED July 31, 2004:

	QUARTER			
	First	Second	Third	Fourth (1)
Net sales	$ 16,889	$ 26,946	$ 20,610	$ 19,382
Gross margin	$ 3,784	$ 6,531	$ 5,020	$ 5,980
Income (loss) from continuing operations	$ (456)	$ (9,889)	$ (719)	$ 335
Discontinued operations	$ (153)	$ (2,465)	$ 430	$ (2,907)
Net loss	$ (609)	$ (12,354)	$ (289)	$ (2,572)
Basic and diluted loss per share Income (loss) from continuing operations	$ (0.05)	$ (0.96)	$ (0.07)	$ 0.03
Discontinued operations	$ (0.01)	$ (0.24)	$ 0.04	$ (0.28)
Net loss	$ (0.06)	$ (1.20)	$ (0.03)	$ (0.25)

YEAR ENDED August 2, 2003:

	QUARTER			
	First	Second	Third	Fourth (2)
Net sales	$ 14,218	$ 18,648	$ 16,577	$ 18,769
Gross margin	$ 2,491	$ 4,963	$ 3,863	$ 4,353
Loss from continuing operations	$ (2,143)	$ (5,317)	$ (3,693)	$ (4,020)
Discontinued operations	$ 1,537	$ (938)	$ (233)	$ (238)
Net loss	$ (606)	$ (6,255)	$ (3,926)	$ (4,258)
Basic and diluted loss per share Loss from continuing operations	$ (0.21)	$ (0.51)	$ (0.36)	$ (0.39)
Discontinued operations	$ 0.15	$ (0.09)	$ (0.02)	$ (0.02)
Net loss	$ (0.06)	$ (0.60)	$ (0.38)	$ (0.41)

(1) Discontinued operations for the fourth quarter of fiscal 2004 reflects an impairment loss of $3,481 against the assets of the Del High Voltage division. In addition, continuing operations reflect a $454 charge related to a settlement of litigation related to warrants.

(2) Loss from continuing operations for the fourth quarter of fiscal 2003 reflects the establishment of an additional allowance against deferred tax assets of $3,239. In addition, the gross margin for the fourth quarter of fiscal 2003 reflects a change in the Company's estimate for obsolete inventory, resulting in an additional provision of $517 charged to cost of sales.

(3) **DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES**

Schedule II Valuation and Qualifying Accounts
(Dollars in Thousands)

	Balance at Beginning of Year	Charged to Costs and Expense	Deductions	Balance at End of Year
Year Ended July 31, 2004				
Allowance for doubtful accounts	1,232	501	845	888
Allowance for obsolete and excess inventory	3,847	539	1,850	2,536
Year Ended August 2, 2003				
Allowance for doubtful accounts	$ 1,127	$ 407	$ 302	$ 1,232
Allowance for obsolete and excess inventory	$ 3,430	$ 1,742	$ 1,325	$ 3,847
Year Ended August 3, 2002				
Allowance for doubtful accounts	$ 607	$ 653	$ 133	$ 1,127
Allowance for obsolete and excess inventory	$ 5,198	$ 552	$ 2,320	$ 3,430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-3319

For the transition period from ______________ to ______________

DEL GLOBAL TECHNOLOGIES CORP.

(Exact Name of Registrant as Specified in Its Charter)

New York	13-1784308
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Commerce Park, Valhalla, NY	10595
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (914) 686-3650

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 par value ("Common Stock")
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

The aggregate market value of the registrant's Common Stock held by non-affiliates of the Registrant as of October 27, 2004, was $17,039,487.60. Solely for the purposes of this calculation, shares held by directors and executive officers of the Registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the Registrant that such individuals are, in fact, affiliates of the Registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of October 27, 2004, there were 10,345,413 shares of the registrant's common stock outstanding.

EXPLANATORY NOTE

Del Global Technologies Corp. ("the Company") is filing this Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K, originally filed with the Securities and Exchange Commission on October 29, 2004, solely for the purpose of including the information required to be disclosed in Part III thereof.

In addition, we have filed the following exhibits herewith:

31.3 Certification required by Rule 13a-14(a) or Rule 15d-14(a)

31.4 Certification required by Rule 13a-14(a) or Rule 15d-14(a)

Except as specifically indicated herein, no other information included in the Annual Report on Form 10-K is amended by this Amendment No. 1 on Form 10-K/A.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with Respect to Directors

The names and ages of each director of the Company, each of their principal occupations at present and for the past five (5) years and certain other information about each of the directors are set forth below:

Name	Age	All Offices With The Company[(1)]	Director Since
Suzanne M. Hopgood	55	Director and Chairman of Board	2003
Gerald M. Czarnecki	64	Director	2003
David W. Wright	46	Director	2003
Wallace Barnes	78	Director	2003
Edgar J. Smith, Jr.	70	Director	2002
Walter F. Schneider	69	Director, President and Chief Executive Oficer	2003
James R. Henderson	46	Director	2003
Michael J. Cheshire	55	Director	2003

Suzanne M. Hopgood joined the Board on June 3, 2003 and has served as Chairman since October 8, 2003. She has served as the President of The Hopgood Group, LLC, a provider of workout consulting and interim management services, since founding the company in 1985. From August 2000 to October 2001, Ms. Hopgood served as President, Chief Executive Officer and as a director of Houlihan's Restaurant Group, Inc., an operator of full service casual dining restaurants. Ms. Hopgood was hired by Houlihan's at a time of financial distress to apply her expertise in crisis and turnaround management. After its operations were stabilized, control of Houlihan's was transferred to its secured lenders in October 2001, at which time they installed a new management team. Houlihan's filed a voluntary petition for Chapter 11 bankruptcy on January 23, 2002, was successfully reorganized and emerged from bankruptcy on October 1, 2002 with the equity sponsorship of the new management team and the secured lenders. From May 1998 to May 2000, Ms. Hopgood served as Chairman of the Board of Furr's Restaurant Group, Inc. ("Furr's"), an operator of family-style cafeteria and buffet restaurants formerly listed on the New York Stock Exchange ("NYSE"). She also served as Chief Executive Officer of Furr's from May 1998 to October 1998 and as a director from May 1996 to May 2000. Ms. Hopgood has extensive experience in corporate workouts, turnarounds and restructuring. She is currently on the board of directors of Acacia Realty Trust, where she serves on the audit committee, and is the President of the National Association of Corporate Directors, Connecticut Chapter.

Gerald M. Czarnecki joined the Board on June 3, 2003. He has served as the Chairman of The Deltennium Group, Inc. ("Deltennium"), which is a strategic and leadership consulting company with Managing Partners having a broad range of executive and technical skills. In addition, Deltennium also serves as a privately held holding company ("Deltennium"), since November 1995. Deltennium operates as a holding company for various operating businesses of which Mr. Czarnecki is the principal stockholder, including Deltennium Capital, Inc., a venture capital firm. Prior to forming Deltennium, Mr. Czarnecki had a broad career as a corporate executive including serving as Chairman & CEO of Honfed Bank, a multi-billion dollar bank; President of UNC Inc., a manufacturing and services company in the aviation industry; and Senior Vice President of Human Resources and Administration of IBM, the world's largest computer company. Mr. Czarnecki is a frequent speaker and seminar leader on a broad range of corporate governance and leadership issues and serves on a number of corporate boards. He has served as a member of the Board of Directors and Chairman of the Audit Committee of State Farm Insurance Companies since 1998; and serves as a member of the Board of Directors and member of the Audit Committee of ATM National, Inc.; and serves as Chairman of the Board of In Practice, Inc. He is a member of the Board of Directors of the National Association of Corporate Directors, National Capital Area Chapter; Vice Chairman of the Board of Trustees of National University, Chairman of the Investment Committee and Member of the Executive Committee, Chairman of the Compensation Committee and member of the Board of Directors of Junior Achievement Worldwide, Inc.

David W. Wright joined the Board on June 3, 2003. He has served since 1997 as the President of the general partner of Henry Partners, L.P. and Matthew Partners, L.P., two private investment partnerships that invest in securities of publicly traded companies. Mr. Wright served on the Board of Directors of TAB Products Co., a document management company formerly listed on the American Stock Exchange, from September 2001 until the sale of the company in October 2002. Mr. Wright also served as a member of TAB Products' Audit Committee, Employee Benefits Committee and its Special Committee, which was formed to oversee the company's sale process.

Wallace Barnes joined the Board on June 3, 2003. He has served in various capacities including President, Chief Executive Officer, Chairman of the Board and Non-Executive Chairman of Barnes Group Inc., a diversified international manufacturer of precision components and assemblies and distributor of industrial supplies listed on the NYSE, from 1954 to April 1995. From 1971 to May 1996, Mr. Barnes served as a director of Aetna Life & Casualty Company, a predecessor of Aetna Inc., a leading health care provider listed on the NYSE. From December 1988 to December 1998, he served as a director of Rohr, Inc., an aerospace supplier listed on the NYSE, prior to its merger with B. F. Goodrich Company, during which time he also served as Chairman of the Board of that company beginning in December 1994. From May 1983 to May 1998, he served as a director of Rogers Corporation, a developer and manufacturer of high-performance specialty materials for the wireless communications, computers and networking, imaging, transportation and consumer industries listed on the NYSE. He has also served as Chairman of the Board of Tradewind Turbines, Inc., an aircraft maintenance and overhaul company, since December 1993. Mr. Barnes currently dedicates a majority of his time serving as Chairman of the Connecticut Employment and Training Commission which is charged with overseeing and improving the coordination of all education, employment and training programs in Connecticut. Governor John Rowland appointed Mr. Barnes to this position in February 1997.

Edgar J. Smith, Jr. has been a member of the Company's Board of Directors since December 2002. He was Vice President, General Counsel and Secretary of Witco Corporation from 1998 until his retirement in 1999. Previously Mr. Smith had been Vice President, General Counsel and Secretary of General Signal Corporation (NYSE). Mr. Smith is also a director of Tannehill Industries, Inc., a manufacturer of coal feeding equipment as well as two not-for-profit organizations, the Hudson River Museum of Westchester and Pro Arte Singers.

Walter F. Schneider has been a member of the Company's Board of Directors since November 20, 2003 and has served as our President and Chief Executive Officer since October 10, 2003. Prior to his appointment as President and Chief Executive Officer, Mr. Schneider was appointed President of Del Medical Systems Group and Villa Sistemi Medicali S.p.A. in April 2002, and prior to that date, he was the Senior Vice President of Operations of the Del Medical Systems Group from October 2000 to April 2002. Prior to his appointment as Senior Vice President of Operations, he was the Director of National Accounts and Government Sales for the Medical Systems Group from

September 2000 to October 2000. From 1985 to 1999, he was President of the Bennett X-Ray Division of Thermo Electron Co., a manufacturer of general purpose radiology equipment.

James R. Henderson has been a member of the Company's Board of Directors since November 20, 2003. Mr. Henderson has served as President and Chief Operating Officer of WebFinancial Corporation ("WebFinancial"), which, through its operating subsidiaries, operates in niche banking markets, since November 2003 and as Vice President of Operations of WebFinancial since September 2000. He has also served as a director of the WebBank subsidiary of WebFinancial since March 2002 and a director and Chief Operating Officer of the WebFinancial Holding Corporation subsidiary of WebFinancial since January 2000. Mr. Henderson has served as a Vice President of Steel Partners, Ltd. since March 2002. Mr. Henderson served as a Vice President of Steel Partners Services, Ltd. from August 1999 through March 2002. He has also served as President of Gateway Industries, Inc. since December 2001. Mr. Henderson served as a director and acting Chief Executive Officer of ECC International Corp., a manufacturer and marketer of computer controlled simulators for training personnel to perform maintenance and operator procedures on military weapons, from December 1999 and July 2002, respectively, until September 2003. He has served as a director of SL Industries, Inc. since January 2002. From January 2001 to August 2001, Mr. Henderson served as President of MDM Technologies, Inc., a direct mail and marketing company that was principally controlled by WebFinancial's Chief Executive Officer and Chairman. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation which included a tenure as President and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin Corporation, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions provider.

Michael J. Cheshire has been a member of the Company's Board of Directors since November 20, 2003. Mr. Cheshire was the Chairman and Chief Executive Officer of Gerber Scientific, Inc., a leading manufacturer of CAD/CAM systems and supplies focused on the apparel design and production, sign-making and specialty graphics and ophthalmic lens productions industries from September 1998 to November 2001 and was its President and COO from February 1997 to August 1998. Prior to joining Gerber Scientific, Inc., Mr. Cheshire spent 21 years with the General Signal Corporation (NYSE), a $2 billion manufacturer of, among other products, power supplies, and was most recently President of their electrical group. Mr. Cheshire is a director and a member of the Executive and Audit Committees of WESCO International Inc. (NYSE). Mr. Cheshire has a degree in Applied Physics.

Audit Committee of the Board of Directors; Identification of Audit Committee Financial Expert

The Board of Directors has a standing Audit Committee, the members of which are Gerald M. Czarnecki, Edgar J. Smith, Jr. and Michael J. Cheshire. The Board of Directors has determined that Mr. Czarnecki is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. Although the Company is currently not listed on any exchange, each of Mr. Czarnecki and the other members of the Audit Committee is an "independent director" as defined in Rule 4200 of the Marketplace Rules of the National Association of Securities Dealers, Inc.

Code of Business Conduct and Ethics.

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's Chief Executive Officer and Principal Accounting Officer. The Company's Code of Business Conduct and Ethics is posted on the Company's website, www.delglobal.com.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Commission. Such officers, directors and 10% stockholders are also required by Commission rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes, during the fiscal year ended July 31, 2004, that there was compliance with all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders.

Additional Executive Officers of the Company Who Are Not Directors

Mark A Koch, 46, was appointed Treasurer and Principal Accounting Officer on August 24, 2004 and was appointed Secretary on September 17, 2004. Prior to his appointment as Treasurer and Principal Accounting Officer, Mr. Koch served as our Corporate Controller and Assistant Secretary since February 2003, responsible for internal and external financial reporting, domestic working capital management, and treasury functions. From 1998 through 2003, Mr. Koch was Corporate Controller, Secretary and Treasurer of SEMX Corporation a NASDAQ listed corporation providing specialty materials and thermal management solutions to the wireless, internet infrastructure and electronics industries.

Thomas V. Gilboy, 50, served as our Chief Financial Officer, Treasurer and Secretary from February 28, 2000 until his resignation on August 23, 2004.

Edward Ferris, 48, has served as our Senior Vice President, Corporate and Organization Development since July 2002. From 1996 until July 2002, he was President of Plus Ultra, Inc., consultants in business and organization strategy; and former consultants to us.

Daniel J. Pisano, Jr., 58, served as the President of Del Power Conversion Group from July 2001 until his resignation on January 29, 2004.

ITEM 11. EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following Summary Compensation Table sets forth the compensation of Walter Schneider, our Chief Executive Officer, Samuel E. Park, our former Chief Executive Officer and our other four most highly compensated executive officers during our fiscal years ended July 31, 2004, August 2, 2003 and August 3, 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)[(1)]**	**Other Annual Compensation ($)[(2)]**	**Securities Underlying Options**	**All Other Compen-sation ($)**
Walter F. Schneider	2004	$269,365	$ -	$10,200	50,000[(11)]	-
President and Chief Executive	2003	203,462	22,773	19,140	36,000[(5)]	-
Officer	2002[(10)]	203,462	88,000	12,253	-	-
Thomas V. Gilboy	2004	206,519	-	-	-	-
Former Chief Financial Officer	2003	205,320	19,172	-	-	-
	2002[(6)]	187,924	80,000	-	15,000[(5)]	-
Edward Ferris	2004	199,149	-	53,250[(3)]	-	-
Senior Vice President,	2003	201,156	21,404	54,060	-	-
Corporate and	2002[(7)]	11,638	6,667	4,505	-	-
Organizational Development						
Samuel E. Park	2004[(4)]	285,297	-	8,120[(2)]	-	3,386[(12)]
Former Chief Executive Officer	2003	370,092	18,754	81,842	-	-
	2002	353,901	$50,000	64,425	50,000[(5)]	-
Daniel J. Pisano, Jr.	2004[(9)]	-	-	-	-	-
Former President, Power	2003	228,467	12,000	-	-	-
Conversion Group	2002	227,758	88,000	-	54,000[(5)(8)]	-

(1) The figures reported in the bonus column represent amounts earned and accrued for each year.

(2) The amounts in this column represent payments on behalf of Messrs. Schneider, Park and Ferris related to company apartments for their use and use of a car for Mr. Park. Other than as disclosed herein, the aggregate amount of any perquisites or other personal benefits for any individual executive officer was less than $50,000 or 10% of the total annual salary and bonus for such officer, and is therefore not included in the above table.

(3) With regard to Mr. Ferris, fiscal year 2004 amounts include an apportionment of reimbursements of part of the calendar year 2004 tax liability related to the use of the company apartments of $21,300.

(4) Effective October 10, 2003 Mr. Park was replaced by Mr. Schneider as Chief Executive Officer. Mr. Park was paid through the end of his employment contract on April 28, 2004.

(5) Includes nonqualified stock options granted on October 17, 2001. Such stock options become exercisable immediately with an exercise price of $1.80. They are exercisable through October 16, 2011.

(6) Mr. Gilboy was hired as Chief Financial Officer on February 27, 2001, at an annual base salary of $180,000. Mr. Gilboy resigned from the Company on August 23, 2004.

(7) Mr. Ferris was hired as Senior Vice President, Corporate and Organizational Development on July 1, 2002 at an annual base salary of $200,000.

(8) Includes nonqualified stock options granted on August 3, 2001. Such stock options become exercisable in increments of 25% per year with an exercise price of $1.15. They are exercisable through August 2, 2011.

(9) Mr. Pisano resigned from the Company on January 29, 2004.

(10) Mr. Schneider was hired on September 18, 2000 and was appointed as President, Medical Systems Group on April 22, 2002, with an annual base salary of $220,000. Effective October 10, 2003, Mr. Schneider became President and Chief Executive Officer.

(11) Consists of nonqualified stock options granted on November 20, 2003. Such options become exercisable 25% each year with an exercise price of $2.10. They are exercisable through November 20, 2013.

(12) Consists of premiums on life insurance the Company paid on behalf of Mr. Park.

The following options were granted in the fiscal year ended July 31, 2004 to the executive officers named in the Summary Compensation Table in this Amendment to Annual Report on Form 10-K/A for the fiscal year ended July 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Fiscal Year (1)	Exercise or Base Price per Share ($/Sh) (2)	Expiration Date	5% ($)	10% ($)
Walter. Schneider (4)	50,000	83.3%	$2.10	11/20/2013	$66,034	$ 167,343
Thomas V. Gilboy	-	-	-	-	-	-
Edward Ferris	-	-	-	-	-	-
Samuel E. Park	-	-	-	-	-	-
Daniel J. Pisano, Jr.	-	-	-	-	-	-

(1) Based on options to purchase an aggregate of 60,000 shares of Common Stock granted to employees (including employee directors) during the fiscal year ended July 31, 2004. The foregoing total excludes options granted to non-employee directors.

(2) The exercise price per share of each option was equal to the quoted fair market value of the shares of Common Stock on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% rates represent certain assumed rates of appreciation only, in accordance with the rules of the Securities and Exchange Commission, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual further performance of the shares of Common Stock, and no gain to the optionee is possible unless the stock price increases over the option term.

(4) 25% of the shares subject to the option granted vested on the grant date of November 20, 2003 and the remaining shares vest 25% per year on each anniversary date of the grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Options At Fiscal Year-End		Value Of Unexercised In-The-Money Options At Fiscal Year-End ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Walter F. Schneider	-	-	106,000	40,000	$144,600	$30,000
Thomas V. Gilboy	-	-	65,000	-	111,500	-
Edward Ferris	-	-	25,000	25,000	12,500	12,500
Samuel E. Park	-	-	300,000	-	530,000	-
Daniel J. Pisano, Jr.	-	-	41,500	-	70,025	-

(1) Difference between the fair market value of the underlying Common Stock, $2.90, and the exercise price for in-the-money options on July 31, 2004.

Board compensation consists generally of the following:

- Each non-employee director will receive an annual retainer of $16,000;
- Each non-employee director will receive an additional fee of $1,000 per each full length Board meeting attended (with lesser compensation for telephonic meetings, at the discretion of the chair of the Board or committee, as applicable);
- Each non-employee member of each standing committee will receive a fee of $500 per each full-length committee meeting attended; and $250 for shorter duration committee meetings attended;
- Chairs of the Board and the various standing committees, excepting the Audit Committee, will receive double meeting fees. In lieu of the foregoing, the Chair of the Audit Committee will receive an additional $1,000 per Audit Committee meeting;
- In addition to the above meeting fees, the Chairman of the Board receives $750 per each day other than Board meeting days, where he or she spends more than half of such day working at the Company facilities; and
- Each non-employee member of the Board receives a one-time grant of 25,000 options to purchase the Company's Common Stock, with an exercise price equal to the fair market value on the date of grant.

From August 3, 2003 through July 31, 2004, non-employee directors were paid quarterly retainers, at a rate of $16,000 per annum for serving on the Board of Directors. Directors who are also Company employees receive no compensation for serving as directors.

EMPLOYMENT AGREEMENTS

Employment Contracts, Termination of Employment and Change-in-Control Arrangements with Current Executive Officers

On October 28, 2002 we replaced existing agreements with Thomas V. Gilboy, Walter F. Schneider, Daniel J. Pisano, Jr. and Edward Ferris. We executed change of control agreements with each of them in the form of change of control agreement attached as an exhibit to our Annual Report on Form 10-K for the fiscal year ended August 3, 2002. The following summary of certain provisions of the change of control agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual text of such agreements. The terms of the change of control agreements provide that, in the event of a change in control that results in the termination of the executive's employment, we are obligated to pay to the executive two (2) times the sum of (i) the executive's base salary, plus (ii) any bonus payable for the year immediately preceding the termination (or if no bonus was declared, the target bonus for the year of the termination), plus (iii) any amount credited to the executive as deferred compensation for the year immediately preceding the termination. In addition, in the event of a termination following a change of control, we are obligated to pay to the executive an amount equal to the executive's unvested balances in our profit sharing plan and 401(k) plan. These change of control payments are conditioned upon the execution of a mutual release of claims, and must be made as soon as practicable (but no more than five (5) days) following the executive's termination.

Upon a change of control termination, we are obligated to pay to the executive an amount equal to the executive's unused vacation days and a pro-rata portion of the executive's accrued but unpaid target bonus for the year in which the termination occurs. In addition, upon a change of control termination, the executive may participate in our hospitalization, group health benefit and disability plans for eighteen (18) months from the date of the termination. If our plans do not allow such participation, we are obligated to reimburse the executive for the cost of equivalent coverage.

If the payments to be received by an executive under a change of control agreement, together with any other perquisites or payments, are subject to excise taxes, we are obligated to make a gross-up payment equal to the total amount of all taxes imposed on the change of control payments, including income and excise taxes imposed on the gross-up payment.

The termination of an executive's employment shall be deemed a change of control termination if such employment is terminated by us within twenty-four (24) months after a change of control, or the executive voluntarily terminates his employment, within twenty-four (24) months of a change of control, due to a decrease in the executive's salary, bonus or benefits, or if we have substantially changed the executive's duties, moved his work location by more than forty (40) miles or our principal business has substantially changed.

The Company amended the change of control agreement with Walter Schneider on October 10, 2003. This amendment provided that the appointment of Mr. Schneider as President and Chief Executive Officer of the Company shall not be deemed a substantial change in Mr. Schneider's duties, functions, responsibilities or authorities for purposes of his change of control agreement.

On January 9, 2004, the Company entered into a separation agreement and release (the "Pisano Separation Agreement") with Mr. Pisano, the former President of the Power Conversion Group of the Company. The Pisano Separation Agreement provides for a payment of $200,000 by the Company to Mr. Pisano. In consideration for this payment, the change in control agreement between the registrant and Mr. Pisano dated October 28, 2002 was terminated and Mr. Pisano agreed to release and discharge the Company from liabilities associated therewith.

On September 10, 2004, the Company entered into a separation agreement and release (the "Gilboy Separation Agreement") with Mr. Gilboy. The Gilboy Separation Agreement provided for a payment of $140,000 by the

Company to Mr. Gilboy. In consideration for this payment, Mr. Gilboy's change in control agreement was terminated and Mr. Gilboy agreed to release and discharge the registrant from liabilities associated therewith.

In the event the change of control provisions under these various agreements were all triggered (including Mr. Park's, as described below), the total payments required could be in excess of $3.9 million. We believe these agreements are important to ensure the continued dedication of our key employees.

On September 8, 2004, the Company entered into a non-competition agreement with Mr. Schneider. This agreement provides for a payment of $225,000 by the Company to Mr. Schneider upon the occurrence of certain events as specified in the Agreement. In consideration for this payment, Mr. Schneider has agreed to forego certain rights to compete with the Company.

Employment Agreement and Change-in-Control Arrangements with Former Chief Executive Officer

Mr. Park served as the Company's Chief Executive Officer and President through October 10, 2003. During the fiscal year ended August 2, 2003, Mr. Park was employed under an employment agreement effective as of May 1, 2001 (the "Park Agreement"), which agreement expired on April 30, 2004. Pursuant to the Park Agreement, Mr. Park served as our President and Chief Executive Officer at an annual base salary of $350,000, with certain yearly increases based on increases in the cost of living. In addition, Mr. Park was entitled to receive an annual performance bonus based upon target goals set by the Board of Directors.

Mr. Park was also entitled to reimbursement of reasonable expenses and the use of a corporate apartment through the employment term. In addition, the Company had maintained a life insurance policy, in an amount equal to three (3) times Mr. Park's salary, payable, less any amounts paid by our group insurance plan, to Mr. Park's estate or his designated beneficiaries upon his death. The Park Agreement also contains confidentiality and non-competition provisions with a restrictive period of one (1) year following termination of his employment agreement.

Pursuant to the Park Agreement, if the Company terminates Mr. Park's employment for cause, as defined in the Park Agreement, or Mr. Park leaves his employment, the Company is to pay Mr. Park's salary through the end of the month in which such termination occurs. If the Company terminates Mr. Park's employment other than for cause, Mr. Park is entitled to receive his salary and bonus for the remainder of his employment term. In all events of termination, except by the Company other than for cause, Mr. Park is entitled to receive his bonus for such year pro-rated for those months during which the Company employed him. In all events of termination, except by the Company other than for cause, the Company is obligated to pay Mr. Park all amounts in his deferred compensation account, plus accrued interest, dividends and gains.

Upon a change of control, as defined in the Park Agreement, (i) all outstanding unexercised options held by Mr. Park shall immediately vest and become exercisable and (ii) the Company is obligated to pay Mr. Park an amount equal to three (3) times his then current salary plus the annual bonus declared for the immediately preceding year (inclusive of any amounts of deferred compensation), but in no event shall such payment be in an aggregate amount greater than the maximum allowed pursuant to Section 280G of the Internal Revenue Code.

The Board of Directors elected at the Company's annual meeting of stockholders held on May 29, 2003 has reviewed the "change of control" provisions regarding payments totaling up to approximately $1,800,000 under the employment agreement between the Company and Mr. Park. As a result of this review and based upon, among other things, the advice of special counsel, the Company's Board of Directors has determined that no obligation to pay these amounts has been triggered. Prior to his departure from the Company on October 10, 2003, Mr. Park orally informed the Company that, after reviewing the matter with his counsel, he believes that the obligation to pay these amounts has been triggered. On October 27, 2003, the Company received a letter from Mr. Park's counsel demanding payment of certain sums and other consideration pursuant to the Company's employment agreement with Mr. Park, including these change of control payments. On November 17, 2003, the Company filed a complaint against Mr. Park seeking a declaratory judgment that no change of control payment was or is due to Mr. Park and that an amendment to the Park Agreement regarding reimbursement of legal fees is invalid and unenforceable. Mr. Park answered the complaint and asserted counterclaims seeking payment from the Company based on his position that a "change in control" occurred in June 2003. Mr. Park is also seeking other consideration he believes he is owed under his employment agreement. The Company filed a reply to Mr. Park's counterclaims denying that he is entitled to any of these payments. The suit is now in the discovery phase. The parties are in the process of exchanging documents, and depositions are to be conducted in November, 2004. If Mr. Park prevails on his claims and the payments he seeks are required to be paid in a lump sum, these payments may have a material adverse effect on the Company's liquidity. It is not possible to predict the outcome of these claims; however, the Company's Board of Directors does not believe that such a claim is reasonably likely to result in a material decrease in the Company's liquidity in the foreseeable future.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of David W. Wright as Chairman, Wallace Barnes and James R. Henderson. None of these individuals was at any time during the fiscal year ended July 31, 2004 or at any other time one of our officers or employees.

None of our executive officers serves as a member of the Board of Directors or the compensation committee of any other entity, which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of July 31, 2004 with respect to our shares of Common Stock that may be issued under our existing equity compensation plans:

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans[1]
Equity compensation plans approved by security holders:			
Stock Option Plan	2,133,415	$3.15	316,180
Equity compensation plans not approved by security holders:			
Warrants issued in connection with the acquisition of Villa[2]	50,000	$7.94	None
Warrants granted for services rendered[3]	15,000	$7.69	None
Warrants issued in settlement of class action lawsuit[4]	1,000,000	$1.50	None

(1) Excludes securities reflected in column (a).

(2) Warrants granted to the former majority shareholder of Villa Sistemi Medicali S.p.A. ("Villa") in connection with our acquisition of Villa in December 1999. These warrants expire in December 2005.

(3) Warrants granted to consultants for services rendered in 1999. These warrants expired in October 2004.

(4) Pursuant to our class action settlement with our shareholders concerning allegations that the Company had violated federal Securities laws, we issued 2.5 million shares of our common stock and one million warrants to purchase our common stock at $2.00 per share. The issuance of these securities was pursuant to a court order issued in connection with the settlement of this class action lawsuit in January 2002, and therefore was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a) (10) thereof. These warrants were originally set to expire in March 2008.

In a motion filed in February 2004, a plaintiff class claimed damages due to Del Global's failure to timely complete a registration statement for the shares of common stock issuable upon exercise of these warrants. The class sought damages of $1.25 million together with interest and costs, and a declaration that $2 million in subordinated notes issued as part of the 2002 class action settlement were immediately due and payable. In settlement of this matter, Del Global modified the exercise, or "strike," price of the warrants issued in 2002 from $2.00 to $1.50 per share, and extended the expiration date of such warrants by one year to March 28, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information concerning beneficial ownership of Common Stock of the Company outstanding at October 27, 2004 by each person or entity (including any "Group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock. The percentage ownership of each beneficial owner is based upon 10,345,413 shares of Common Stock issued and outstanding as of October 27, 2004, plus shares issuable upon exercise of options, warrants or convertible securities (exercisable within 60 days after said date) that are held by such person or entity, but not those held by any other person or entity. The information presented in this table is based upon the most recent filings with the Commission by such persons or upon information otherwise provided by such persons to the Company. Unless otherwise indicated, the address for each beneficial holder is One Commerce Park, Valhalla, NY 10595.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of Class
Benson Associates LLC 111 SW 5th, Suite 2130 Portland, OR 97204	1,159,163[2]	11.2%
Royce & Associates LLC 1414 Avenue of the Americas New York, NY 10019	790,110[3]	7.65%
Warren G. Lichtenstein c/o Steel Partners II, L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	1,832,162[4]	17.7%
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104	1,320,553[5]	12.8%
Wellington Management Co. LLP 75 State Street Boston, MA 02109	1,001,835[6]	9.6%
Samuel P. Sporn c/o Schoengold & Sporn, P.C. 19 Fulton Street, Suite 406 New York, NY 10038	1,166,666[7]	11.3%[7]

(1) Unless otherwise noted, each beneficial owner has sole voting and investment power with respect to the shares shown as beneficially owned by him or it.

(2) According to information contained in a Schedule 13G/A dated March 5, 2003, Benson Associates, LLC ("Benson"), an investment advisor registered under the Investment Advisors Act of 1940 ("Investment Act"), is the beneficial owner of 1,159,163 shares of Common Stock. In its role as investment advisor, Benson has sole power to vote and dispose of the shares of Common Stock but disclaims beneficial ownership of such shares owned by it in a fiduciary capacity.

(3) According to information contained in Amendment No. 2 to a Schedule 13G dated January 30, 2004, Royce & Associates, LLC ("Royce"), an investment advisor registered under the Investment Act, is the beneficial

owner of 790,110 shares of Common Stock. In its role as investment advisor, Royce has sole power to vote and dispose of the shares of Common Stock owned by Royce.

(4) According to information contained in an amendment to Schedule 13D filed on a Schedule 13D/A dated October 16, 2003 filed jointly by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners"), Warren G. Lichtenstein, and WebFinancial Corporation, a Delaware corporation ("WebFinancial"), (collectively, the "Group"), the Group collectively is the beneficial owner of 1,832,162 shares of our Common Stock. Steel Partners, LLC, a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners. Mr. Lichtenstein is the sole executive officer and managing member of Partners LLC. By virtue of his positions with Steel Partners and Partners LLC, Mr. Lichtenstein has the sole power to vote and dispose of the 1,803,516 shares of our Common Stock owned by Steel Partners. WebFinancial has sole power to vote and dispose of 28,646 shares of our Common Stock. Mr. Lichtenstein is also the Chief Executive Officer and director of WebFinancial Corporation. Mr. Lichtenstein disclaims beneficial ownership of the 28,646 shares owned by WebFinancial.

(5) According to information contained in Amendment No. 2 to a Schedule 13G dated February 11, 2004, Wells Fargo & Company ("Wells Fargo"), the parent company of Wells Capital Management Incorporated ("Wells Capital"), an investment adviser registered under the Investment Act, may be deemed the beneficial owner of 1,349,549 shares of Common Stock of the Company. Clients of Wells Capital are the owners of record of the shares held by Wells Capital. Accordingly, in its role as investment advisor, Wells Capital has sole power to vote as to 1,316,453 shares of our Common Stock and sole power to dispose of 1,320,553 shares of our Common Stock.

(6) According to information contained in Amendment No. 3 to a Schedule 13G dated February 13, 2004, Wellington Management Company, LLP ("Wellington"), an investment advisor registered under the Investment Act, may be deemed the beneficial owner of 1,001,835 shares of Common Stock of the Company. Clients of Wellington are the owners of record of the shares held by Wellington. Accordingly, in its role as investment advisor, Wellington has shared power to vote as to 579,309 of our Common Stock and shared power to dispose of all 1,001,835 shares of our Common Stock owned by Wellington.

(7) According to public record, as described below, Mr. Sporn beneficially owns 1,166,666 shares. However, the Company believes that Mr. Sporn has sold all or a significant portion of these shares and has not filed a report of such sale with the Commission. According to information contained in a Schedule 13D dated January 21, 2003, Schoengold & Sporn, P.C. ("Schoengold"), a New York professional corporation, engaged in the practice of law, may be deemed the beneficial owner of 833,333 shares of Common Stock. Messrs. Samuel P. Sporn, Joel P. Laitman and Christopher Lometti are attorneys with Schoengold. None of Messrs. Sporn, Laitman or Lometti beneficially own any shares or have individual power to vote or dispose or direct the disposition of the shares of our Common Stock owned by Schoengold. Accordingly, Schoengold has sole power to direct the vote and sole power to dispose or direct the disposition of the shares of our Common Stock owned by Schoengold. The beneficial ownership of Schoengold also includes a warrant to purchase 333,333 shares of our Common Stock.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table sets forth information concerning beneficial ownership of Common Stock of the Company outstanding at October 27, 2004 by (i) each director; (ii) each executive officer of the Company (as identified in the Summary Compensation table) and (iii) by all directors and executive officers of the Company as a group. The percentage ownership of each beneficial owner is based upon 10,345,413 shares of Common Stock issued and outstanding as of October 27, 2004, plus shares issuable upon exercise of options, warrants or convertible securities (exercisable within 60 days after said date) that are held by such person or entity, but not those held by any other person or entity. The information presented in this table is based upon the most recent filings with the Commission by such persons or upon information otherwise provided by such persons to the Company. Unless otherwise indicated, the address for each beneficial holder is One Commerce Park, Valhalla, NY 10595.

Name and address of beneficial owner	Amount and nature of beneficial ownership[(1)]	Percent of Class
Samuel E. Park	300,000[(2)]	2.36%
Thomas V. Gilboy	65,000[(2)]	*
Edward Ferris	37,500[(2)]	*
Daniel J. Pisano, Jr.	41,500[(2)]	*
Walter F. Schneider	146,000[(2)]	*
David W. Wright	517,798[(2)(3)]	4.4%
Wallace Barnes	22,500[(2)]	*
Edgar J. Smith, Jr.	16,800[(2)]	*
Gerald M. Czarnecki	22,500[(2)]	*
Suzanne M. Hopgood	16,500[(2)]	*
James R. Henderson	12,500[(2)(4)]	*
Michael J. Cheshire	12,500[(2)]	*
All Directors and Named Executive Officers as a group (12 persons)	1,211,098[(2)]	10.9%

*Represents less than 1% of the outstanding shares of our Common Stock.

(1) Unless otherwise noted, each director and executive officer has sole voting and investment power with respect to the shares shown as beneficially owned by him.

(2) Includes shares of our Common Stock which may be acquired upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of October 27, 2004 as follows: Samuel E. Park – 300,000, Thomas V. Gilboy – 65,000, Edward Ferris – 37,500, Daniel J. Pisano, Jr. – 41,500, Walter F. Schneider – 146,000, David W. Wright - 12,500, Wallace Barnes – 12,500, Edgar J. Smith, Jr. – 12,500, Gerald M. Czarnecki – 12,500, Suzanne M. Hopgood - 12,500, James R. Henderson – 12,500 and Michael Cheshire – 12,500.

(3) Includes 92,000 shares of our Common Stock and warrants to acquire 52,298 shares of our Common Stock that are presently exerciseable or will become exerciseable within 60 days of October 27, 2004, all of which are owned directly by Matthew Partners, L.P. ("Matthew Partners"), and owned indirectly by Mr. Wright. Mr. Wright is the President and Managing Member of Canine Partners, L.L.C. ("Canine Partners"), which is the general partner of Henry Investment Trust, L.P. ("Henry Trust"), which is the general partner of Matthew Partners. Mr. Wright disclaims beneficial ownership of the securities owned by Matthew Partners, except to the extent of his pecuniary interest therein. Also includes 353,000 shares owned directly by Henry Partners, L.P. ("Henry Partners"), and owned indirectly by Mr. Wright. Mr. Wright is the President and Managing Member of Canine Partners, which is the general partner of Henry Trust which is the general partner of Henry Partners. Mr. Wright disclaims beneficial ownership of the securities owned by Henry Partners, except to the extent of his pecuniary interest therein. Also includes 8,000 shares of which Mr. Wright has direct beneficial ownership.

(4) Mr. Henderson is a Vice President of Steel Partners, Ltd., an entity of which Warren G. Lichtenstein is an affiliate by virtue of his ownership of Steel Partners, Ltd. directly and through Steel Partners II, L.P., and Mr. Henderson is also the President and Chief Operating Officer of WebFinancial. Mr. Henderson disclaims beneficial ownership of the 1,832,162 shares of our Common Stock collectively owned by the Group and the 28,646 shares of our Common Stock owned by WebFinancial.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

Effective February 3, 2003, Damien Park, the son of Samuel E. Park, a former Chief Executive Officer of the Company, accepted a full-time position with the Company as the Director of Corporate Development and Planning. Damien Park reported to Edward Ferris, and had an annual base salary of $125,000. On September 30, 2003, Damien Park's employment relationship with the Company was terminated and he has no continuing consulting relationship with the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte & Touche") for professional services rendered for (i) the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended July 31, 2004 and (ii) the reviews of the interim financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year were $626,603. The aggregate fees billed by Deloitte & Touche for professional services rendered for (i) the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended August 2, 2003, and (ii) the reviews of the interim financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year were $635,086.

Audit-Related Fees

There were no fees billed by Deloitte & Touche for Audit-Related services for the fiscal year ended July 31, 2004. The aggregate fees billed by Deloitte & Touche LLP for Audit-Related services for the fiscal year ended August 2, 2003 were $137,000. These fees related to reviews of a preliminary registration statement on Form S-1 and a subsequent amendment on Form S-1/A.

Tax Fees

The aggregate fees billed by Deloitte & Touche for tax services for the fiscal year ended July 31, 2004 were $53,141. The aggregate fees billed by Deloitte & Touche for tax services for the fiscal year ended August 2, 2003 were $60,212. In both fiscal years, these fees related to tax planning and consulting work.

All Other Fees

There were no fees for other professional services rendered during the fiscal years ended July 31, 2004 or August 2, 2003.

The Audit Committee's policy is to pre-approve services to be performed by the Company's independent public accountants in the categories of audit services, audit-related services, tax services and other services. Additionally, the Audit Committee will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

The Audit Committee has approved all fees and advised us that it has determined that the non-audit services rendered by Deloitte & Touche during our most recent fiscal year are compatible with maintaining the independence of such auditors.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Page Number

1. **Financial Statements**

   Not Applicable

2. **Financial Statement Schedules**

   Not applicable

3. **Exhibits**

   The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description of Document
2.1	Stock Purchase Agreement (related to the acquisition of Villa Sistemi Medicali S.p.A.) dated as of December 28, 1999. Filed as Exhibit 2.1 to Del Global Technologies Corp. Current Report on Form 8-K dated May 4, 2000 and incorporated herein by reference.
2.2	Asset Purchase Agreement dated as of October 1, 2004 by and between Spellman High Voltage Electronics Corporation and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed October 7, 2004 and incorporated herein by reference.
3.1	Certificate of Incorporation dated October 25, 1954. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.2	Certificate of Amendment of Certificate of Incorporation dated January 26, 1957. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.3	Certificate of Amendment of Certificate of Incorporation dated July 12, 1960. Filed as Exhibit to Del Electronics Corp. Registration Statement on Form S-1 (No. 2-16839) and incorporated herein by reference.
3.4	Certificate of Amendment of Certificate of Incorporation dated March 18, 1985. Filed as Exhibit 3.5 to Del Electronics Corp. Form 10-K for the year ended August 2, 1989 and incorporated herein by reference.
3.5	Certificate of Amendment of Certificate of Incorporation dated January 19, 1989. Filed as Exhibit 4.5 to Del Electronics Corp. Form S-3 (No. 33-30446) filed August 10, 1989 and incorporated herein by reference.
3.6	Certificate of Amendment of the Certificate of Incorporation of Del Electronics Corp., dated February 5, 1991. Filed with Del Electronics Corp. Proxy Statement dated January 22, 1991 and incorporated herein by reference.
3.7	Certificate of Amendment of the Certificate of Incorporation of Del Electronics Corp. dated February 14, 1996. Filed as Exhibit 3.6 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 1, 1998 and incorporated herein by reference.

Exhibit Number	Description of Document
3.8	Certificate of Amendment of Certificate of Incorporation of Del Global Technologies Corp. dated February 13, 1997. Filed as Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended February 1, 1997 and incorporated herein by reference.
3.9	Amended and Restated By-Laws of Del Global Technologies Corp. Filed as Exhibit 3.1 to Current Report on Form 8-K dated September 5, 2001 and incorporated herein by reference.
3.10	Amendment No. 1 to the Amended and Restated By-Laws of Del Global Technologies Corp. dated July 17, 2003. Filed as Exhibit 3.01 to Current Report on Form 8-K dated July 30, 2003 and incorporated herein by reference.
4.1	**Intentionally Omitted.**
4.2	**Intentionally Omitted.**
4.8	Warrant Certificate of Laurence Hirschhorn. Filed as Exhibit 4.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.
4.9	Warrant Certificate of Steven Anreder. Filed as Exhibit 4.2 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.
4.10	Warrant Certificate of UBS Capital S.p.A. dated as of December 28, 1999. Filed as Exhibit 4 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended January 29, 2000 and incorporated herein by reference.
4.11*	Del Global Technologies Corp. Amended and Restated Stock Option Plan (as adopted effective as of January 1, 1994 and as amended December 14, 2000). Filed as Exhibit 4.11 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
4.12*	Stock Purchase Plan. Filed as Exhibit 4.9 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 29, 1989 and incorporated herein by reference.
4.13*	Option Agreement, substantially in the form used in connection with options granted under the Plan. Filed as Exhibit 4.8 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 29, 1989 and incorporated herein by reference.
4.14*	Option Agreement dated as of December 28, 1999. Filed as Exhibit 4.2 to Del Global Technologies Corp. Current Report on Form 8-K dated May 4, 2000 and incorporated herein by reference.
4.15	Warrant Agreement substantially in the form used for 1,000,000 warrants issued in connection with the settlement of the Class Action Lawsuit on January 29, 2002. Filed as Exhibit 10.12 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
4.16*	Amendment No. 1 dated July 17, 2003 to the Del Global Technologies Corp. Amended and Restated Stock Option Plan (as adopted effective as of January 1, 1994 and as amended December 14, 2000). Filed as Exhibit 4.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2003 and incorporated herein by reference.
10.1	**Intentionally Omitted**
10.2	**Intentionally Omitted.**

Exhibit Number	Description of Document
10.3	**Intentionally Omitted.**
10.4	**Intentionally Omitted.**
10.5	**Intentionally Omitted.**
10.6.	**Intentionally Omitted.**
10.7	Lease Agreement dated April 7, 1992 between Messenger Realty and Del Electronics Corp. Filed as Exhibit 6(a) to Del Electronics Corp. Quarterly Report on Form 10-Q for the quarter ended May 2, 1992 and incorporated herein by reference.
10.8	Lease and Guaranty of Lease dated May 25, 1994 between Leshow Enterprises and Bertan High Voltage Corp. Filed as Exhibit 2.5 to Del Electronics Corp. Current Report on Form 8-K dated June 10, 1994 and incorporated herein by reference.
10.9	Lease dated January 4, 1993 between Curto Reynolds Oelerich Inc. and Del Medical Imaging Corp. (formerly knows as Gendex-Del Medical Imaging Corp.). Filed as Exhibit 10.21 to the Del Global Technologies Corp. Registration Statement on Form S-2 (No. 333-2991) dated April 30, 1997 and incorporated herein by reference.
10.10	Loan and Security Agreement dated June 10, 2002, in the principal amount of $10,000,000, between Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. The Company agrees to furnish supplementally a copy of any omitted exhibits or schedules to the SEC upon request. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed on November 4, 2002 and incorporated herein by reference.
10.11	Subordinated Promissory Note substantially in the form used for a total principal amount of $2 million issued in connection with the settlement of the Class Action Lawsuit on January 29, 2002. Filed as Exhibit 10.11 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.12	**Intentionally Omitted.**
10.13*	Executive Employment Agreement dated May 1, 2001, by and between Del Global Technologies Corp. and Samuel E. Park. Filed as Exhibit 99.1 to Del Global Technologies Corp. Current Report on Form 8-K filed on August 1, 2001 and incorporated herein by reference.
10.14*	Change of Control Agreement substantially in the form used by the Company for the current executive officers as named in Item 11, except for Samuel E. Park (see Exhibit 10.13). Filed as Exhibit 10.14 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.15	Extension and Modification Agreement (lease agreement) dated as of July 30, 2002 between Praedium II Valhalla LLC and Del Global Technologies Corp. Filed as Exhibit 10.15 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.16	Grant Decree No. 0213 between the Ministry of Industry, Trade and Handicrafts and Villa Sistemi Medicali S.p.A. dated September 6, 1995. Filed as Exhibit 10.16 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.

Exhibit Number	Description of Document
10.17	Financial Property Lease Contract no. 21136 dated March 30, 2000 between ING Lease (Italia) S.p.A. and Villa Sistemi Medicali S.p.A. Filed as Exhibit 10.17 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.18	Declaration of Final Obligation between the Ministry of Productive Industry and Villa Sistemi Medicali S.p.A. dated May 6, 2002. Filed as Exhibit 10.18 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.19	Private Contract between Banca Mediocredito S.p.A and Villa Sistemi Medicali S.p.A. dated November 4, 1998 in the principal amount of 3 billion Lire. Filed as Exhibit 10.19 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.20*	Change of Control Agreement as approved by the Board of Directors on October 24, 2002, substantially in the form used by its current executive officers (in the case of Walter F. Schneider, as amended pursuant to Exhibit 10.22 hereof). Filed as Exhibit 10.20 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
10.21	Waiver and First Amendment to Loan and Security Agreement dated as of November 1, 2002 among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed on November 4, 2002 and incorporated herein by reference.
10.22	Second Amendment to the Loan and Security Agreement dated December 17, 2002 among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation. Filed as Exhibit 10.1 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended November 2, 2002 and incorporated herein by reference.
10.23	Settlement Agreement and Release dated March 10, 2003 by and between Del Global Technologies Corp. and its affiliates, subsidiaries, present and former directors, officers, agents, accountants, attorneys, stockholders, predecessors and the agents and attorneys of its present and former directors, and Leonard A. Trugman and each of his heirs, administrators, liquidators, executors, successors, and assigns. Filed as Exhibit 10.22 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended February 1, 2003 and incorporated herein by reference.
10.24	Separation Agreement and General Release of Claims dated April 9, 2003, by and between James M. Tiernan and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Amendment to Current Report on Form 8-K/A filed on April 23, 2003 and incorporated herein by reference.
10.25	Separation Agreement and General Release of Claims dated April 9, 2003, by and between David Michael, David Michael & Co., P.C. and Del Global Technologies Corp. Filed as Exhibit 99.02 to Del Global Technologies Corp. Amendment to Current Report on Form 8-K/A filed on April 23, 2003 and incorporated herein by reference.
10.26	Form of Indemnification Agreement. Filed as Exhibit 10.22 to Del Global Technologies Corp. Amendment #1 to Registration Statement on Form S-1/A, filed on May 1, 2003 and incorporated herein by reference.

Exhibit Number	Description of Document
10.27	Amendment to Executive Employment Agreement dated May 28, 2003 by and between Del Global Technologies Corp. and Samuel E. Park. Filed as Exhibit 10.23 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2003 and incorporated herein by reference.
10.28	Amendment dated October 10, 2003 to Change of Control Agreement for Walter F. Schneider filed as Exhibit 10.28 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 2, 2003 and incorporated herein by reference.
10.29	Waiver and Third Amendment to the Loan and Security Agreement dated as of October 30, 2003, among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and Transamerica Business Capital Corporation filed as Exhibit 10.29 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 2, 2003 and incorporated herein by reference.
10.30	Waiver, Consent and Fourth Amendment to the Loan and Security Agreement dated as of March 12, 2004, by and among Del Global Technologies Corp. and General Electric Capital Corporation, as successor by assignment to Transamerica Business Corporation. Filed as Exhibit 10.30 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004 and incorporated herein by reference.
10.31*	Letter Agreement dated as of February 10, 2003 between Mark Koch and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed August 27, 2004 and incorporated herein by reference.
10.32	Non-Competition Agreement dated as of September 8, 2004 by and between Del Global Technologies Corp. and Walter F. Schneider. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 10, 2004 and incorporated herein by reference.
10.33	Separation Agreement and Release dated as of September 1, 2004 between Del Global Technologies Corp. and Thomas V. Gilboy. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 15, 2004 and incorporated herein by reference.
10.34	Amendment No. 1 dated as of September 15, 2004 to the Letter Agreement dated February 10, 2003 between Mark Koch and Del Global Technologies Corp. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 20, 2004 and incorporated herein by reference.
10.35	Loan Agreement dated as of September 23, 2004 between Del Global Technologies Corp. ("Del Global") and Villa Sistemi Medicali S.p.A., a subsidiary of Del Global. Filed as Exhibit 99.01 to Del Global Technologies Corp. Current Report on Form 8-K filed September 28, 2004 and incorporated herein by reference.
10.36	Waiver, Consent and Fifth Amendment to the Loan and Security Agreement dated as of September 23, 2004, by and among Del Global Technologies Corp., Bertan High Voltage Corp., RFI Corporation and Del Medical Imaging Corp. (Borrowers) and General Electric Capital Corporation, as successor by assignment to Transamerica Business Capital Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed September 28, 2004 and incorporated herein by reference.

Exhibit Number	Description of Document
10.37	Settlement Agreement dated as of September 30, 2004, by and among the United States of America, on behalf of the Department of Defense, acting through the United States Attorney's Office for the Eastern District of New York, Del Global Technologies Corp. and RFI Corporation. Current Report on Form 8-K filed October 5, 2004 and incorporated herein by reference.
10.38	Assignment, Assumption and Amendment of Lease dated as of October 1, 2004 among DP 16, LLC, Del Global Technologies Corp. and Spellman High Voltage Electronics Corporation. Filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed October 7, 2004 and incorporated herein by reference.
10.39	First Amendment to Villa Loan Agreement dated October 22, 2004 between Del Global Technologies Corp and Villa Sistemi Medicali, S.p.A filed as Exhibit 99.01 to Del Global Technologies Corp . Current Report on Form 8-K filed October 26, 2004 and incorporated herein by reference.
10.40	Sixth Amendment to the Loan and Security Agreement dated as of October 25, 2004 by and among Del Global Technologies Corp, Bertan High Voltage Corp, RFI Corporation and Del Medical Imaging Corp (Borrowers) and General Electric Capital Corporation as successor to Transamerica Business Capital Corporation filed as Exhibit 99.02 to Del Global Technologies Corp. Current Report on Form 8-K filed October 26, 2004 and incorporated herein by reference.
14.1	Del Global Technologies Corp. Code of Business Conduct and Ethics filed as an exhibit to the Del Global Technologies Corp. Definitive Proxy Statement on Schedule 14A filed on April 29, 2003 and incorporated herein by reference.
21	Subsidiaries of Del Global Technologies Corp. filed as Exhibit 21 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended August 3, 2002 and incorporated herein by reference.
23.1***	Consent of Deloitte & Touche LLP.
31.1***	Certification of Chief Executive Officer, Walter F. Schneider, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed as Exhibit 31.1 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended July 31, 2004 and incorporated herein by reference.
31.2***	Certification of Principal Accounting Officer, Mark Koch, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed as Exhibit 31.2 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended July 31, 2004 and incorporated herein by reference.
31.3**	Certification of Chief Executive Officer, Walter F. Schneider, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4**	Certification of Principal Accounting Officer, Mark Koch, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certification of the Chief Executive Officer, Walter F. Schneider, pursuant to 18 USC. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed as Exhibit 32.1 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended July 31, 2004 and incorporated herein by reference.
32.2***	Certification of the Principal Accounting Officer, Mark Koch, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed as Exhibit 32.2 to Del Global Technologies Corp. Annual Report on Form 10-K for the year ended July 31, 2004 and incorporated herein by reference.

* Represents a management contract or compensatory plan or arrangement.

** Filed herewith.

*** Included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004, which is being amended hereby.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEL GLOBAL TECHNOLOGIES CORP.

November 29, 2004

By: /s/ Walter F. Schneider
Walter F. Schneider
President and Chief Executive Officer

November 29, 2004

By: /s/ Mark Koch
Mark Koch
Principal Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Suzanne M. Hopgood Suzanne M. Hopgood	Director — Chairman	November 29, 2004
/s/ Walter Schneider Walter Schneider	Director – President and Chief Executive Officer	November 29, 2004
/s/ Wallace Barnes Wallace Barnes	Director	November 29, 2004
/s/ Gerald M. Czarnecki Gerald M. Czarnecki	Director	November 29, 2004
/s/ David W. Wright David W. Wright	Director	November 29, 2004
Edgar J. Smith, Jr.	Director	
/s/ James Henderson James Henderson	Director	November 29, 2004
/s/ Michael Cheshire Michael Cheshire	Director	November 29, 2004